FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2023
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

Part 1. Interim consolidated directors' report

January - June	2023

Interim consolidated directors' report

This report was approved by the board of directors on 25 July 2023, following a favourable report from the audit committee. Important information regarding this report can be found on pages 89 and 90.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-23	Mar-23%		Jun-23	Jun-22%		Dec-22
Total assets	1,780,493	1,749,402	1.8	1,780,493	1,722,840	3.3	1,734,659
Loans and advances to customers	1,045,044	1,041,388	0.4	1,045,044	1,037,721	0.7	1,036,004
Customer deposits	1,013,778	998,949	1.5	1,013,778	957,690	5.9	1,009,722
Total funds	1,255,783	1,237,015	1.5	1,255,783	1,188,310	5.7	1,239,981
Total equity	102,044	99,490	2.6	102,044	97,462	4.7	97,585
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q2'23	Q1'23%		H1'23	H1'22%		2022
Net interest income	10,524	10,396	1.2	20,920	18,409	13.6	38,619
Total income	14,088	13,922	1.2	28,010	25,120	11.5	52,117
Net operating income	7,754	7,777	(0.3)	15,531	13,685	13.5	28,214
Profit before tax	4,258	3,832	11.1	8,090	7,915	2.2	15,250
Profit attributable to the parent	2,670	2,571	3.9	5,241	4,894	7.1	9,605
Changes in constant euros:
Q2'23 / Q1'23: NII: +1.9%; Total income: +1.3%; Net operating income: -0.5%; Profit before tax: +11.3%; Attributable profit: +4.5%.
H1'23 / H1'22: NII: +14.9%; Total income: +12.2%; Net operating income: +13.5%; Profit before tax: +2.0%; Attributable profit: +7.2%.

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2'23	Q1'23%		H1'23	H1'22%		2022
EPS (euros)	0.16	0.15	5.4	0.31	0.27	13.4	0.54
RoE	11.56	11.38		11.47	10.98		10.67
RoTE	14.61	14.38		14.49	13.69		13.37
RoA	0.67	0.66		0.67	0.66		0.63
RoRWA	1.90	1.86		1.88	1.86		1.77
Efficiency ratio	44.3	44.1		44.2	45.5		45.8

UNDERLYING INCOME STATEMENT [1] (EUR million)	Q2'23	Q1'23%		H1'23	H1'22%		2022
Net interest income	10,735	10,185	5.4	20,920	18,409	13.6	38,619
Total income	14,299	13,935	2.6	28,234	25,120	12.4	52,154
Net operating income	7,965	7,790	2.2	15,755	13,685	15.1	28,251
Profit before tax	4,234	4,095	3.4	8,329	7,915	5.2	15,250
Profit attributable to the parent	2,670	2,571	3.9	5,241	4,894	7.1	9,605
Changes in constant euros:
Q2'23 / Q1'23: NII: +6.1%; Total income: +2.7%; Net operating income: +2.0%; Profit before tax: +3.6%; Attributable profit: +4.5%.
H1'23 / H1'22: NII: +14.9%; Total income: +13.1%; Net operating income: +15.2%; Profit before tax: +5.0%; Attributable profit: +7.2%.

SOLVENCY (%)	Jun-23	Mar-23	Jun-23	Jun-22	Dec-22
Fully-loaded CET1 ratio	12.2	12.2	12.2	12.0	12.0
Fully-loaded total capital ratio	15.9	15.8	15.9	15.9	15.8

CREDIT QUALITY (%)	Q2'23	Q1'23	H1'23	H1'22	2022
Cost of risk[2]	1.08	1.05	1.08	0.83	0.99
NPL ratio	3.07	3.05	3.07	3.05	3.08
NPL coverage ratio	68	68	68	71	68

January - June 2023	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

MARKET CAPITALIZATION AND SHARES	Jun-23	Mar-23%		Jun-23	Jun-22%		Dec-22
Shares (millions)	16,184	16,454	(1.6)	16,184	16,794	(3.6)	16,794
Share price (euros)	3.385	3.426	(1.2)	3.385	2.688	25.9	2.803
Market capitalization (EUR million)	54,783	56,371	(2.8)	54,783	45,143	21.4	47,066
Tangible book value per share (euros)	4.57	4.41		4.57	4.24		4.26
Price / Tangible book value per share (X)	0.74	0.78		0.74	0.63		0.66

CUSTOMERS (thousands)	Q2'23	Q1'23%		H1'23	H1'22%		2022
Total customers	163,756	161,155	1.6	163,756	154,402	6.1	159,844
Active customers	99,472	99,261	0.2	99,472	97,806	1.7	99,190
Loyal customers	27,948	27,464	1.8	27,948	26,511	5.4	27,456
Digital customers	52,517	51,919	1.2	52,517	49,871	5.3	51,471
Digital sales / Total sales (%)	56.0	54.7		55.3	55.5		55.1

OTHER DATA	Jun-23	Mar-23%		Jun-23	Jun-22%		Dec-22
Number of shareholders	3,802,161	3,881,758	(2.1)	3,802,161	3,985,638	(4.6)	3,915,388
Number of employees	212,409	210,169	1.1	212,409	200,651	5.9	206,462
Number of branches	8,823	8,993	(1.9)	8,823	9,193	(4.0)	9,019

1.	In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the “Alternative performance measures” section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2022 Annual Financial Report, published in the CNMV on 28 February 2023, our 20-F report for the year ending 31 December 2022 filed with the SEC in the United States on 1 March 2023 as well as the “Alternative performance measures” section of the appendix to this report.

2.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

01. Customer focus	02. Our scale	03. Diversification
Digital bank with branches	Local and global scale	Geographic and business diversification. Solid and diversified balance sheet

Transform our business and operating model through our global technology initiatives to build a digital bank with branches that provides access to financial services for our customers through several channels.	In-market scale in each of our core markets in volumes combined with our global scale support greater profitability and provide a competitive advantage over local peers.	Our well-balanced diversification between developing and mature markets, as well as between business and customer segments, delivers recurrent pre-provision profit with low volatility.

Top 3 NPS[1]	Top 3 in lending[2] in 9 of our markets	Contribution to Group profit[3]
in 5 markets

North America
23%
Europe
43%
25%
South America
9%
Digital Consumer Bank

SCIB

WM&I

PagoNxt

Cards & Digital Solutions

164 mn total customers
99 mn active customers

Our business model remains a source of great strength and resilience

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

1.NPS – internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H1'23.
2.Market share in lending as of March 2023 including only privately-owned banks. Digital Consumer Bank (DCB) refers to auto in Europe.
3.H1'23 attributable profit by region. Operating areas excluding the Corporate Centre.

January - June 2023	5

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

Highlights of the period

PROFIT

Attributable profit

H1'22
H1'23

EUR 4,894 mn

EUR 5,241 mn

+7% in euros

+7% in constant euros

▶	In Q2 2023, attributable profit amounted to EUR 2,670 million, 4% more than in the previous quarter and 14% more than in Q2 2022 (+17% in constant euros).

▶
In H1 2023, attributable profit was EUR 5,241 million, 7% higher than in the same period in 2022 (+7% in constant euros) and 12% higher if we exclude the temporary levy on revenue obtained in Spain and DCB in Q1 2023.

▶	Sustained earnings per share growth, which rose 13% compared to H1 2022 to EUR 30.8 cents, boosted by the share buybacks in the last 12 months.

VALUE CREATION

▶	Profitability improved in the quarter and year-on-year, with RoTE of 14.5%, compared to 13.7% in first half of 2022, supported by double-digit revenue growth.

▶	The acceleration of structural changes towards a simpler and more integrated model through One Transformation, which we are expanding across the Group, is driving efficiency and profitable growth.
▶	The efficiency ratio was 44.2%, improving 1.3 pp compared to H1 2022, driven mainly by Europe where it decreased 6.6 pp.

Shareholder remuneration

Cash dividend

EUR cents

Interim dividend
Final dividend
2021
10.00
2022
11.78
+18%

Share buyback programme

EUR million

2021
1,700
2022
1,900
+11%

▶
The AGM approved a final cash dividend of EUR 5.95 cents per share, paid on 2 May 2023. The total cash dividend against 2022 results was EUR 11.78 cents per share, 18% more than in 2021. This payment was complemented by two already executed share buyback programmes, amounting to EUR 1.9 billion. The bank has repurchased close to 7% of its outstanding shares since November 2021.

▶	Together, the shareholder remuneration against 2022 results was EUR 3,842 million[1], equivalent to approximately 40% of the underlying profit in 2022.

▶	In 2023, the board approved the new shareholder remuneration policy, increasing payout from 40% in 2022 to 50% of attributable profit[2] in 2023.

▶
As of June 2023, TNAV per share was EUR 4.57. Including the last two cash dividends against 2022 results (EUR 5.83 cents and EUR 5.95 cents), TNAV + dividend per share increased 11% since June 2022 (+4% quarter-on-quarter).

1.Including the cash dividend and the share buyback programmes.
2.Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

6	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH

Customers: **164 million**

+9 million

Loans and advances to customers

+0%

Customer funds

+4%

Net interest income

+15%

Net fee income

+5%

Note: changes vs. June 2022 in constant euros

▶	Total customers amounted to 164 million, 9 million more than in June 2022.

▶	Active customers reached 99 million, increasing 2 million in the last 12 months. We have 52.5 million digital customers, a 5% increase year-on-year.

▶
Business volumes reflect the impact that the economic and interest rate environment are having on customer behaviour. Loans and advances to customers increased 1% year-on-year. They remained flat in constant euros as the rise in North America, South America and DCB was offset by the reduction in Europe (lower business demand and mortgage prepayments).
Customer funds rose 5% year-on-year (+4% in constant euros, having increased EUR 3,370 million in the last quarter). Deposits increased both in individuals and SCIB, with a stable structure where approximately 75% are transactional[1].

▶
Positive sensitivity to higher interest rates, margin management and higher customer activity were reflected in the 14% rise in net interest income and 4% increase in net fee income (+15% and +5%, respectively, in constant euros).

▶	Global businesses, PagoNxt and Auto accounted for 39% of revenue and 42% of net fee income.

STRENGTH

▶
Credit quality remained robust driven by the good performance in employment in all regions. The NPL ratio stood at 3.07%, 2 bps higher than June 2022. Total loan-loss reserves reached EUR 23,902 million, resulting in a total coverage ratio of impaired assets of 68%.

▶
Group's cost of risk stood at 1.08% (1.05% in March 2023 and 0.83% in June 2022). The CoR in the UK (0.11%), DCB (0.54%) and Mexico (2.13%) were up from low levels, Poland is impacted by CHF mortgages, in the US (1.57%) normalization is slower and performing better than expected, and CoR in Brazil (4.74%) decreased slightly in the quarter.

▶
The fully-loaded CET1 ratio ended the quarter at 12.2%.
In the quarter, there were 21 bps of gross organic generation and an 11 bp charge for a future cash dividend payment against Q2 2023 results[2] (in line with the 50% target payout), while we invest in profitable growth opportunities. In addition, new lending had a RoRWA of 2.9%, equivalent to an RoTE above 15%.

LIQUIDITY

▶ Solid liquidity position with regulatory ratios well above the 100% minimum requirement. The Group liquidity coverage ratio (LCR) in the first quarter increased slightly to 158%.

▶
The liquidity buffer, comprising high quality liquid assets (HQLAs), exceeded EUR 317 billion in June 2023, of which 97% were level 1. EUR 204 billion of the total liquidity buffer was in cash[4], equivalent to around 20% of our deposit base.

1. Deposits from individuals and SMEs plus other operational corporate deposits.
2. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
3. Provisional data.
4. Cash, central banks reserves and deposit facility with central banks.

January - June 2023	7

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q2'23	Q1'23%		% excl. FX	H1'23	H1'22%		% excl. FX
Net interest income	10,524	10,396	1.2	1.9	20,920	18,409	13.6	14.9
Net fee income[1]	3,060	3,043	0.6	0.8	6,103	5,852	4.3	5.2
Gains or losses on financial assets and liabilities and exchange differences[2]	587	715	(17.9)	(14.3)	1,302	743	75.2	88.2
Dividend income	319	63	—	—	382	335	14.0	13.7
Share of results of entities accounted for using the equity method	170	126	34.9	33.3	296	312	(5.1)	(6.1)
Other operating income/expenses[3]	(572)	(421)	35.9	64.2	(993)	(531)	87.0	157.4
Total income	14,088	13,922	1.2	1.3	28,010	25,120	11.5	12.2
Operating expenses	(6,334)	(6,145)	3.1	3.7	(12,479)	(11,435)	9.1	10.6
Administrative expenses	(5,517)	(5,356)	3.0	3.6	(10,873)	(9,993)	8.8	10.2
Staff costs	(3,358)	(3,245)	3.5	3.8	(6,603)	(5,948)	11.0	12.1
Other general administrative expenses	(2,159)	(2,111)	2.3	3.1	(4,270)	(4,045)	5.6	7.4
Depreciation and amortization	(817)	(789)	3.5	4.4	(1,606)	(1,442)	11.4	13.2
Provisions or reversal of provisions	(688)	(642)	7.2	7.1	(1,330)	(935)	42.2	52.3
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,936)	(3,301)	(11.1)	(11.9)	(6,237)	(4,763)	30.9	29.9
Impairment on other assets (net)	(70)	(22)	218.2	241.3	(92)	(61)	50.8	53.4
Gains or losses on non-financial assets and investments, net	251	26	—	—	277	(4)	—	—
Negative goodwill recognized in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(53)	(6)	—	—	(59)	(7)	742.9	818.3
Profit or loss before tax from continuing operations	4,258	3,832	11.1	11.3	8,090	7,915	2.2	2.0
Tax expense or income from continuing operations	(1,314)	(967)	35.9	35.3	(2,281)	(2,374)	(3.9)	(4.5)
Profit from the period from continuing operations	2,944	2,865	2.8	3.2	5,809	5,541	4.8	4.8
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,944	2,865	2.8	3.2	5,809	5,541	4.8	4.8
Profit attributable to non-controlling interests	(274)	(294)	(6.8)	(8.0)	(568)	(647)	(12.2)	(13.3)
Profit attributable to the parent	2,670	2,571	3.9	4.5	5,241	4,894	7.1	7.2

EPS (euros)	0.16	0.15	5.4		0.31	0.27	13.4
Diluted EPS (euros)	0.16	0.15	5.4		0.31	0.27	13.2

Memorandum items:
Average total assets	1,766,099	1,742,316	1.4		1,754,207	1,666,474	5.3
Average stockholders' equity	92,383	90,353	2.2		91,368	89,125	2.5

NOTE: The summarized income statement groups some lines of the consolidated income statement on page 87 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from assets under insurance and reinsurance contracts’; and ‘Expenses from liabilities under insurance and reinsurance contracts’.

8	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit		Performance
Record half-year profit following Q2 which maintained growth trends		Trends seen at the beginning of the year continued: revenue growth, improved efficiency and controlled cost of risk
Attributable profit		Total income	Costs	Provisions
EUR 5,241 mn	+7% in euros	+12%	+9%	+22%	in euros
	+7% in constant euros	+13%	+11%	+21%	in constant euros
Efficiency		Profitability
The Group's efficiency ratio improved driven by Europe		Profitability continued to improve
Group	Europe	RoTE		RoRWA
44.2%	41.9%	14.5%		1.88%
-1.3 pp	-6.6 pp	+0.8 pp		+0.02 pp
Changes vs. H1 2022.

Results performance compared to H1 2022
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management of the country units. For the Group as a whole, exchange rates had a negative impact of 1 pp in revenue and costs.
Total income
Total income amounted to EUR 28,010 million, up 12% compared to H1 2022. In constant euros, total income also increased 12%. Net interest income and net fee income accounted for 96% of total income. By line:
•Net interest income amounted to EUR 20,920 million, 14% higher than H1 2022. Stripping out the exchange rate impact, growth was 15%, mainly due to greater volumes in some countries, higher interest rates and margin management.
By region and in constant euros, of note was the net interest income growth across Europe (+32%), due to the strong positive sensitivity to interest rate rises in our balance sheet in euros. By country: +57% in Spain, +11% in the UK, +69% in Portugal and +35% in Poland.
NII increased 4% in North America, driven mainly by Mexico (+12%) while it remained flat in the US.

Net interest income
EUR million
constant euros
It was up 6% in South America. Year-on-year volume increases and higher interest rates were not reflected in growth in all countries due to the negative sensitivity to rate rises in Brazil and Chile.
NII increased 3% at DCB, as higher volumes offset the initial negative impact from higher interest rates, and the Corporate Centre recorded lower losses due to higher remuneration of the liquidity buffer.
•Net fee income increased 4% compared to H1 2022, reaching EUR 6,103 million. In constant euros, it was 5% higher.
By region, net fee income in North America and South America rose 7% and 16%, respectively. It decreased 3% in Europe due to lower credit volumes and commercial campaigns.
Our scale and global businesses, together with our financing capabilities in auto and payments, generated greater activity for our country units and the Group, which was reflected in net fee income growth. These business represented 42% of the Group's total net fee income.
In Santander Corporate & Investment Banking (SCIB), net fee income increased 15%, with widespread growth across its core businesses.

Net fee income
EUR million
constant euros

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Income statement
Net fee income from payments was also strong, increasing 14% in PagoNxt, with total payments volumes increasing 25% year-on-year.
In Wealth Management & Insurance (WM&I), total net fee income generated (including fees ceded to the commercial network) increased 2%, affected by slower growth and a change in mix in AuMs in Asset Management. On the other hand, there were good performances in Insurance and Private Banking.
In Auto, net fee income increased 4% driven by the good performance in Brazil and Mexico partially offset by the regulatory change capping fees in Germany. In the quarter, the trend improved (+7%).
•Gains on financial transactions stood at EUR 1,302 million (EUR 743 million in the first half of 2022), driven mainly by SCIB, DCB and lower losses in the Corporate Centre (driven by higher negative results from the FX hedge in H1 2022).
•Dividend income was EUR 382 million (EUR 335 million in H1 2022).
•The results of entities accounted for using the equity method also remained stable (EUR 296 million compared to EUR 312 million in H1 2022).
•Other operating income recorded a loss of EUR 993 million (compared to a EUR 531 million loss in H1 2022), owing to the hyperinflation adjustment in Argentina and lower leasing income in the US. This line was affected by the EUR 224 million charge related to the temporary levy in Spain and DCB recorded in Q1 2023.
In summary, total income increased in all regions, DCB and global businesses. The Corporate Centre also increased, due to the higher liquidity buffer remuneration and the lower negative impact from the FX hedge.

Total income
EUR million
constant euros
Costs
Operating expenses amounted to EUR 12,479 million, 9% higher than H1 2022 (+11% in constant euros), due to the increase in inflation. In real terms (excluding the impact of average inflation), costs fell 1% in constant euros.
Our cost management continued to focus on improving the efficiency ratio, and as a result we remained among the most efficient banks in the world. The efficiency ratio stood at 44.2% at the end of H1 2023, a 1.3 pp improvement on the first half of 2022 and 1.6 pp better than full-year 2022.
Our transformation plan, One Transformation, continued to progress across our footprint, reflected in greater operating productivity, and better business dynamics.
The cost trends by region and market in constant euros were as follows:
•In Europe, costs were up 7%. In real terms, costs decreased 2%, with falls in the UK (-5%), Spain (-1%) and Portugal (-2%), whereas costs increased 3% in Poland due to the very competitive labour market and the impact from investments in digitalization. The region's efficiency ratio stood at 41.9%, improving almost 7 pp year-on-year.
•In North America, costs increased 8%. In real terms, they were up 1%, due to investments in digitalization and technology and other transformation initiatives underway. The efficiency ratio stood at 47.7%.
•In South America, the rise in costs (+20%) was significantly distorted by soaring average inflation in the region (21% due to 96% inflation in Argentina) which was reflected in salary increases, directly linked to inflation. In real terms, costs remained stable. The efficiency ratio was 39.1%, maintaining our position as a leader in the sector.
•Digital Consumer Bank's costs were 7% higher due to inflation, strategic transformational investments and business growth. In real terms, costs fell 1%. The efficiency ratio stood at 49.4%.

Operating expenses
EUR million
constant euros

10	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,330 million (EUR 935 million in H1 2022) mainly driven by the UK, Poland and Brazil.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 6,237 million (EUR 4,763 million in H1 2022).
This comparison was mainly affected by the provisions resulting from the charges in Poland for CHF mortgages, the increase in the US (due to normalization) and higher provisions recorded in Brazil.
Impairment on other assets (net)
The impairment of other assets (net) was EUR 92 million, compared to an impairment of EUR 61 million in H1 2022.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 277 million in H1 2023 (loss of EUR 4 million in H1 2022).

Net loan-loss provisions
EUR million
constant euros
Negative goodwill recognized in results
No negative goodwill was recorded in the first half of 2023 or 2022.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 59 million loss in H1 2023 (EUR 7 million loss in H1 2022).
Profit before tax
Profit before tax was EUR 8,090 million in H1 2023, +2% year-on-year. In constant euros, it also increased 2%, affected by higher loan-loss provisions and impairments and the temporary levy, offsetting the good top line performance (double-digit growth in total income minus costs).
Income tax
Total income tax was EUR 2,281 million (EUR 2,374 million in H1 2022).
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 568 million, down 12% year-on-year (-13% in constant euros), due to South America and DCB.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 5,241 million in H1 2023, compared to EUR 4,894 million in H1 2022. These results do not fully reflect profit performance due to the temporary levy mentioned in other sections of the report.
RoTE stood at 14.5% (13.7% in H1 2022), RoRWA at 1.88% (1.86% in H1 2022) and earnings per share stood at EUR 0.31 (EUR 0.27 in H1 2022).

January - June 2023	11

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Income statement
Underlying profit attributable to the parent
Profit attributable to the parent and underlying profit were the same in the first half of 2023 (EUR 5,241 million), as profit was not affected by results that fell outside the ordinary course of our business, but there was a reclassification of certain items under some headings of the underlying income statement to better understand the business trends. These items recorded are:
•The temporary levy on revenue in Spain in the first quarter of 2023, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
•Provisions to strengthen the balance sheet in Brazil in the first quarter of 2023, totalling EUR 235 million, net of tax and minority interests.
In the first half of 2022, profit attributable to the parent and underlying profit were also the same (EUR 4,894 million), as profit was not affected by results that fell outside the ordinary course of our business.
For more details, see the 'Alternative Performance Measures' section in the appendix of this report.
Attributable profit and underlying profit increased 7% in euros and constant euros compared to the first half of 2022.
This growth was mainly boosted by solid revenue performance, which increased 12% (+13% in constant euros) compared to the first half of 2022, and the efficiency improvement, which stood at 44.2%.
Santander's net operating income was EUR 15,755 million, 15% higher year-on-year. In constant euros, it rose 15% as follows:
•In Europe, net operating income increased 39% with strong improvements in all markets, boosted by revenue growth (+23%) and efficiency gains.
•In North America, net operating income rose 3%. It decreased 9% in the US (mainly due to lower leasing income and higher costs) and was up 22% in Mexico, owing to stronger net interest income and net fee income.
•In South America, net operating income decreased 3%, driven by further falls in net interest income in both Brazil and Chile. Net interest income increased strongly in Argentina and Uruguay.
•In Digital Consumer Bank, net operating income increased 3%. Revenue growth was driven net interest income and higher leasing income and gains on financial transactions. Costs rose due to strategic transformation investments and business growth, as already mentioned.
•In the Corporate Centre, net operating income increased EUR 395 million, driven by the improvement of net interest income (higher liquidity buffer remuneration) and gains on financial transactions (FX hedge costs in 2022).
Net loan-loss provisions continued with the normalization that began last year, rising 22% (+21% in constant euros). This growth was reflected in an increase in the cost of risk to 1.08%, in line with the Group's target for the year.

Summarized underlying income statement
EUR million			Change				Change
	Q2'23	Q1'23%		% excl. FX	H1'23	H1'22%		% excl. FX
Net interest income	10,735	10,185	5.4	6.1	20,920	18,409	13.6	14.9
Net fee income	3,060	3,043	0.6	0.8	6,103	5,852	4.3	5.2
Gains (losses) on financial transactions [1]	587	715	(17.9)	(14.3)	1,302	743	75.2	88.2
Other operating income	(83)	(8)	—	—	(91)	116	—	—
Total income	14,299	13,935	2.6	2.7	28,234	25,120	12.4	13.1
Administrative expenses and amortizations	(6,334)	(6,145)	3.1	3.7	(12,479)	(11,435)	9.1	10.6
Net operating income	7,965	7,790	2.2	2.0	15,755	13,685	15.1	15.2
Net loan-loss provisions	(2,898)	(2,873)	0.9	0.0	(5,771)	(4,735)	21.9	21.1
Other gains (losses) and provisions	(833)	(822)	1.3	1.4	(1,655)	(1,035)	59.9	68.6
Profit before tax	4,234	4,095	3.4	3.6	8,329	7,915	5.2	5.0
Tax on profit	(1,264)	(1,230)	2.8	2.4	(2,494)	(2,374)	5.1	4.5
Profit from continuing operations	2,970	2,865	3.7	4.1	5,835	5,541	5.3	5.2
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,970	2,865	3.7	4.1	5,835	5,541	5.3	5.2
Non-controlling interests	(300)	(294)	2.0	0.5	(594)	(647)	(8.2)	(9.5)
Profit attributable to the parent	2,670	2,571	3.9	4.5	5,241	4,894	7.1	7.2
1. Includes exchange differences.

12	January - June 2023

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Income statement
Underlying results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent were also the same (EUR 2,670 million) in Q2 2023, as profit was not affected by results outside the ordinary course of our business. However, Q2 2023 was affected by the reversal of a tax liability release recorded in Brazil in Q1 2023. After taxes and minority interests, the negative impact was EUR 235 million and was recorded in the other gains (losses) and provisions line.
This profit includes the EUR 205 million (net of tax) contribution to the Single Resolution Fund (SRF), which is usually recorded in the second quarter in Spain, Portugal, Digital Consumer Bank and the Corporate Centre and the banking tax in Portugal (EUR 38 million).
As such, quarter-on-quarter profit growth was 4%.
In constant euros, profit increased 4%. The performance of the main lines of the income statement was as follows:
•Total income rose in the quarter (+3%) due to good dynamics in all regions:
–Net interest income was up 6%, impacted by the positive sensitivity to higher interest rates in our balance sheet in the recent months, mainly in Europe (+9%). NII increased 9% in South America driven by Argentina and Uruguay, and 1% in North America driven by Mexico.

Net operating income
EUR million
constant euros
–Net fee income rose 1%, driven by the good performance in South America, North America and DCB, which offset the decreases in Europe (seasonal effect in SCIB).
–Other income decreased due to both gains on financial transactions (very high in Q1 2023), and charges related to the SRF contribution.
•Operating expenses increased 4%, with increases mainly in South America due to Argentina.
•Net loan-loss provisions were stable in the quarter, decreasing in the US, Spain, the UK and Chile and increasing in Poland, Brazil and DCB.
•Other gains (losses) and provisions recorded a negative result of EUR 833 million. In the first quarter of 2023, the loss was EUR 822 million, which included the temporary levy charge of EUR 224 million in Spain.

Profit attributable to the parent
EUR million
constant euros

January - June 2023	13

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-23	Jun-22	Absolute	%	Dec-22
Cash, cash balances at central banks and other demand deposits	207,546	211,276	(3,730)	(1.8)	223,073
Financial assets held for trading	183,834	163,235	20,599	12.6	156,118
Debt securities	55,823	41,668	14,155	34.0	41,403
Equity instruments	13,349	10,686	2,663	24.9	10,066
Loans and advances to customers	11,051	15,090	(4,039)	(26.8)	9,550
Loans and advances to central banks and credit institutions	35,998	27,076	8,922	33.0	28,097
Derivatives	67,613	68,715	(1,102)	(1.6)	67,002
Financial assets designated at fair value through profit or loss[1]	15,441	16,870	(1,429)	(8.5)	14,702
Loans and advances to customers	6,782	7,755	(973)	(12.5)	6,642
Loans and advances to central banks and credit institutions	627	1,396	(769)	(55.1)	673
Other (debt securities an equity instruments)	8,032	7,719	313	4.1	7,387
Financial assets at fair value through other comprehensive income	86,756	91,998	(5,242)	(5.7)	85,239
Debt securities	76,010	82,664	(6,654)	(8.0)	75,083
Equity instruments	1,729	2,131	(402)	(18.9)	1,941
Loans and advances to customers	8,714	7,203	1,511	21.0	8,215
Loans and advances to central banks and credit institutions	303	—	303	—	—
Financial assets measured at amortized cost	1,180,302	1,129,690	50,612	4.5	1,147,044
Debt securities	91,559	57,520	34,039	59.2	73,554
Loans and advances to customers	1,018,497	1,007,673	10,824	1.1	1,011,597
Loans and advances to central banks and credit institutions	70,246	64,497	5,749	8.9	61,893
Investments in subsidiaries, joint ventures and associates	7,679	7,665	14	0.2	7,615
Tangible assets	34,159	34,640	(481)	(1.4)	34,073
Intangible assets	19,528	18,349	1,179	6.4	18,645
Goodwill	14,126	13,877	249	1.8	13,741
Other intangible assets	5,402	4,472	930	20.8	4,904
Other assets[2]	45,248	49,117	(3,869)	(7.9)	48,150
Total assets	1,780,493	1,722,840	57,653	3.3	1,734,659

Liabilities and shareholders' equity
Financial liabilities held for trading	134,888	114,406	20,482	17.9	115,185
Customer deposits	19,921	13,799	6,122	44.4	12,226
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	30,356	14,860	15,496	104.3	15,553
Derivatives	62,259	67,152	(4,893)	(7.3)	64,891
Other	22,352	18,595	3,757	20.2	22,515
Financial liabilities designated at fair value through profit or loss	36,220	24,726	11,494	46.5	40,268
Customer deposits	27,297	15,366	11,931	77.6	31,143
Debt securities issued	5,684	5,597	87	1.6	5,427
Deposits by central banks and credit institutions	3,239	3,763	(524)	(13.9)	3,698
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,446,882	1,427,721	19,161	1.3	1,423,858
Customer deposits	966,560	928,525	38,035	4.1	966,353
Debt securities issued	285,869	255,049	30,820	12.1	274,912
Deposits by central banks and credit institutions	149,348	203,511	(54,163)	(26.6)	145,534
Other	45,105	40,636	4,469	11.0	37,059
Liabilities under insurance contracts	17,584	16,955	629	3.7	16,426
Provisions	8,389	8,590	(201)	(2.3)	8,149
Other liabilities[3]	34,486	32,980	1,506	4.6	33,188
Total liabilities	1,678,449	1,625,378	53,071	3.3	1,637,074
Shareholders' equity	127,258	122,037	5,221	4.3	124,732
Capital stock	8,092	8,397	(305)	(3.6)	8,397
Reserves (including treasury stock)[4]	113,925	108,746	5,179	4.8	107,709
Profit attributable to the Group	5,241	4,894	347	7.1	9,605
Less: dividends	—	—	—	—	(979)
Other comprehensive income	(33,789)	(32,526)	(1,263)	3.9	(35,628)
Minority interests	8,575	7,951	624	7.8	8,481
Total equity	102,044	97,462	4,582	4.7	97,585
Total liabilities and equity	1,780,493	1,722,840	57,653	3.3	1,734,659

NOTE: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 85 and 86 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under insurance or reinsurance contracts'; ‘Tax assets’; ‘Other assets’; and 'Non-current assets held for sale’.

3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; ‘Other liabilities’; and ‘Liabilities associated with non-current assets held for sale‘.

4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

14	January - June 2023

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Credit performance reflects the impact of the macroeconomic environment and rising interest rates on customer behaviour			Customer funds continued to grow year-on-year. Stable quarter with a recovery in balances from individuals
Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
1,022		-0.5% QoQ	1,134		+0.3% QoQ
EUR billion		+0.1% YoY	EUR billion		+4.2% YoY
è By segment:			è By product:
Year-on-year growth in individuals offset by lower corporate demand			Deposits increased 4% year-on-year due to a sharp increase in time deposits driven by higher interest rates
Individuals	SMEs and corporates	CIB	Demand	Time	Mutual funds
+2%	-2%	-4%	-7%	+47%	+4%
Note: changes in constant euros.

Loans and advances to customers
Loans and advances to customers stood at EUR 1,045,044 million as at 30 June 2023, having increased 0.4% in the quarter and +0.7% in the last 12 months.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repos (EUR 1,022,191 million). Additionally, to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the quarter, gross loans and advances to customers, excluding reverse repos, decreased 0.5%, as follows:
•2% decline in Europe with falls across all countries, due to higher interest rates, higher prepayment volumes and lower loans in CIB.
•Loans in North America increased, driven by Mexico (+2%) while they remained stable in the US.
•In South America, loans increased 1%, up 32% in Argentina and 5% in Uruguay, but they remained flat in Brazil and Chile.
•Loans at Digital Consumer Bank (DCB) increased 1%, growing at Santander Consumer Finance (+1%) and Openbank (+5%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+1%	[1][a]
Jun-23 / Jun-22

1. In constant EUR: +0.1%.
Compared to June 2022, gross loans and advances to customers (excluding reverse repos and in constant euros) remained stable, as follows:
•In Europe, volumes decreased 5% due to falls in most countries: -6% in Spain and -4% in Portugal, mainly due to lower corporate loans and mortgage prepayments, and -4% in the UK, affected by the impact of high interest rates on the mortgage market. They remained stable in Poland.
•Loans rose 5% in North America. In the US they increased 6% propelled by CIB, Multifamily and auto financing, while Mexico was up 3% driven by the increase in loans to individuals.
•Growth in South America was 8%. In Argentina, lending increased 116% driven by consumer lending, SMEs, and CIB. In Brazil, loans climbed 6% driven by the positive performance in corporates and institutions. In Chile, they increased 4%, driven by mortgages. In Uruguay, they rose 11%.
•At DCB, volumes increased 8%, with generalized growth across countries. Openbank loans rose 13%.
As at June 2023, gross loans and advances to customers excluding reverse repos maintained a balanced structure between individuals (62%), SMEs and corporates (25%) and CIB (13%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2023

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Balance sheet
Customer funds
Customer deposits amounted to EUR 1,013,778 million in June 2023, increasing 1% quarter-on-quarter and +6% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,134,116 million in June 2023. The comments below do not include the exchange rate impact.
•In the quarter, customer funds increased EUR 3,370 million in constant euros, as follows:
–By product, customer deposits excluding repos increased EUR 2,825 million and mutual funds rose EUR 545 million.
–By primary segment, customer funds remained practically stable in the three regions and increased in DCB. By country, customer funds grew in Poland, Mexico and Argentina which were offset by declines in Portugal, the US and Brazil.
•Compared to June 2022, customer funds were up 4% in constant euros:
–By product, customer deposits excluding repos were up 4%. There was a strong increase in time deposits (+47%), growing significantly across all markets (except in Portugal) to the detriment of demand deposits which fell 7% with declines in most countries, except in Mexico and Argentina. Mutual funds increased 4%.
–Customer funds increased 7% in South America (+3% in Brazil, +5% in Chile and +107% in Argentina) and rose 10% in North America (+11% in the US and +8% in Mexico). They rose 2% in Europe due to the increases in Spain (+3%) and Poland (+10%), that more than offset the 8% decrease in Portugal (public sector financing instruments impact). In the UK, they remained stable.
–Positive performance also in DCB, whose funds increased 11%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 59%, while time deposits accounted for 24% of the total and mutual funds 17%.

Customer funds
EUR billion

+5%	[1][a]

+5%

+5%

•Total
• Mutual funds
•Deposits exc. repos

Jun-23 / Jun-22

1. In constant EUR: +4%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first half of 2023, the Group issued:
•Medium- and long-term senior debt placed in the market of EUR 10,730 million and covered bonds amounting to EUR 7,375 million (including the first ECA covered bond placed in the market).
•There were EUR 6,828 million of securitizations placed in the market.
•TLAC eligible instruments issued amounted to EUR 4,455 million (of which EUR 2,955 million was senior non-preferred and EUR 1,500 million was subordinated debt).
•Maturities of medium- and long-term debt totalled EUR 13,175 million.
The net loan-to-deposit ratio was 103% (108% in June 2022). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 121%, underscoring the comfortable funding structure. The liquidity coverage ratio (LCR) was an estimated 158% in June (152% in March 2023).
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch A- senior non-preferred debt, A senior long-term and F2/F1 senior short-term; Moody's confirmed its A2 long-term and P-1 short-term ratings in July and maintained its stable outlook above the rating of the Kingdom of Spain; Standard & Poor's (S&P) A+ long-term rating and A-1 short-term rating; and DBRS A High and R-1 Medium short-term. DBRS and Fitch maintained their stable outlooks, above the sovereign's outlook, while S&P also maintained its outlook but in line with the sovereign.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
% operating areas. June 2023

16	January - June 2023

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio
Fully-loaded CET1 ratio exceeded 12% at the end of June 2023	We continued to generate capital organically in the quarter, backed by profit
Fully-loaded CET1 performance (%)	Gross organic generation	+21 bps

	Cash dividend accrual[1]	11 bps
TNAV per share
TNAV per share was EUR 4.57, increasing 11% year-on-year including both cash dividends per share paid in November 2022 and May 2023[1].

At the end of June 2023, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 16.0% and the phased-in CET1 ratio at 12.3%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (estimated 13.3% for the total capital ratio and 9.1% for the CET1 ratio)2. This results in a distance to the maximum distributable amount (MDA) of 270 bps and a CET1 management buffer of 316 bps.
The total fully-loaded capital ratio stood at 15.9% and the fully-loaded CET1 ratio at 12.2%.
In the quarter, there were 21 bps of gross organic generation and an 11 bp charge for a future cash dividend payment against the profit achieved in the second quarter of 2023 (in line with a 50% target payout). We remain focused on profitable growth, reflected in an average front book RoTE above 15% in the first six months of the year.
There was a negative 7 bp impact from the repurchase of minority interests in Mexico and the MCE Bank Germany acquisition.
Lastly, the TNAV per share ended June 2023 at EUR 4.57. If we include the two cash dividends paid against 2022 (EUR 11.78 cents paid in November 2022 and May 2023), TNAV plus cash dividend per share increased 11% in the last twelve months.
Lastly, the fully-loaded leverage ratio stood at 4.79%, and the phased-in at 4.81%.

Eligible capital. June 2023
EUR million
	Fully-loaded	Phased-in
CET1	77,216	77,628
Basic capital	86,072	86,485
Eligible capital	100,539	101,154
Risk-weighted assets	631,021	631,149

	%	%
CET1 capital ratio	12.2	12.3
Tier 1 capital ratio	13.6	13.7
Total capital ratio	15.9	16.0

Fully-loaded CET1 ratio performance
%

Note: The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.
1.The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.According to recent a resolution draft from Banco de España, our D-SIB buffer is expected to increase from 1% to 1.25% from January 2024 following a change in methodology. Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. Santander currently applies a 1% CET1 surcharge, globally (G-SIB) and locally (D-SIB), as they are both set at 1%.

January - June 2023	17

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators are under pressure from the current uncertain environment, but remain within expected levels			Our risk profile was stable at the end of the quarter, despite a few upticks in VaR at over the period
Cost of risk	NPL ratio	Coverage ratio	Average VaR
1.08%	3.07%	68%	Q2'23	EUR 12 million
+3 bps vs. Q1'23	+2 bps vs. Q1'23	0 pp vs. Q1'23
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements			Our operational risk profile slightly deteriorated in the second quarter, mainly due to certain legal cases
Liquidity Coverage Ratio (LCR)
158%	+6 pp vs. Q1'23

The current environment continued to be characterized by market volatility, inflation gradually decreasing but still at high levels, and the ongoing geopolitical tensions.
The decline in inflation and energy prices, together with slower interest rate rises by central banks, easing supply chains, the reopening of the Chinese economy and a buoyant labour market, suggest that GDP will remain resilient.
However, a gradual slowdown in the level of global activity is expected in the second half of 2023 and in the first half of 2024 as a result of restrictive fiscal and monetary policies, while inflation eases towards levels in line with official targets.
Credit risk management1
In the second quarter of 2023, credit impaired loans increased slightly compared to the previous quarter, up to EUR 34,949 million, mainly driven by the credit impaired loans balance increases in Mexico (+9%), the US (+7%), Poland (+5%) and Chile (+4%), while they decreased in Spain (-3%) and Brazil (-4%).
Total risk was EUR 1,137,823 million, in line with the previous quarter, having increased in South America and DCB, and decreased in Europe and North America.
The NPL ratio was 3.07%, in line with previous quarter (3.05%).
Loan-loss provisions amounted to EUR 5,771 million in the first half of the year, +21% year-on-year and stable in the quarter. This year-on-year comparison was affected by the higher provisions in Poland (related to CHF mortgages), the US (due to normalization) and in Brazil (due to loan portfolio growth, mainly by retail). The cost of risk stood at 1.08%, performing in line with our target.
Total loans-loss reserves were flat compared to the first quarter of 2023, at EUR 23,902 million, resulting in a total coverage of credit impaired loans of 68%, stable in the with last quarter. In addition, 60% of the Group's portfolio is secured, and, in particular, the mortgage portfolios in Spain and the UK require lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions[2]		Cost of risk (%)[3]		NPL ratio (%)		Total coverage ratio (%)
	H1'23	Chg (%) / H1'22	H1'23	Chg (bps) / H1'22	H1'23	Chg (bps) / H1'22	H1'23	Chg (p.p.) / H1'22
Europe	1,289	13	0.42	5	2.35	(28)	51.1	0.9
North America	1,530	51	1.70	61	3.23	52	90.0	(21.5)
South America	2,541	9	3.32	34	5.88	50	77.8	(9.1)
Digital Consumer Bank	415	48	0.54	11	2.04	(19)	94.5	(3.0)
TOTAL GROUP	5,771	21	1.08	25	3.07	2	68.4	(2.2)

1. Changes in constant euros.
2.EUR million and % change in constant euros.
3.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
For more detailed information regarding the countries, please see the Alternative Performance Measures section.

18	January - June 2023

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Risk management
The Group closely monitors the government liquidity programmes that were launched during the pandemic (mainly concentrated in Spain) as the grace periods expire, with no worrying signs of deterioration to date.
The Group is also closely following the measures adopted by the governments in Spain, Portugal, Poland and the UK, that are aimed at relieving the mortgage payment burden for vulnerable customers following the increase in interest rates.
IFRS 9 stages evolution: the distribution of the portfolio remained stable in the quarter.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Jun-23	Mar-23	Jun-22	Jun-23	Mar-23	Jun-22
Stage 1	1,011	1,005	998	0.4%	0.4%	0.5%
Stage 2	75	72	66	7.2%	7.4%	8.5%
Stage 3	35	34	34	41.0%	40.1%	40.1%
1. Exposure subject to impairment. Additionally, in June 2023 there was EUR 18 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 17 billion in March 2023 and EUR 23 billion in June 2022).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'23	QoQ	YoY
Balance at beginning of period	34,445	(0.7)	(3.4)
Net additions	3,145	(2.6)	48.7
Increase in scope of consolidation	(45)	—	—
Exchange rate differences and other	465	63.7	—
Write-offs	(3,061)	(18.2)	(6.6)
Balance at period-end	34,949	1.5	2.0

Loan-loss allowances	23,902	2.2	(1.2)
For impaired assets	14,326	3.8	4.3
For other assets	9,576	(0.1)	(8.4)

Market risk
The risk associated with global corporate banking trading activity is mainly driven by potential interest rate movements, is focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the second quarter, VaR fluctuated around an average value of EUR 12 million. It increased moderately and temporarily in the second half of the quarter as a result of the increased volatility in the markets due to the debt ceiling negotiation in the US and the volatility events at the end of the first quarter, which is included in the calculation model. VaR by market factor continued to be mainly impacted by interest rate risk. These figures remain low compared to the size of the Group's balance sheet and activity.

Trading portfolios.[1] VaR by geographic region
EUR million
	2023		2022
Second quarter	Average	Last	Average

Total	12.1	13.1	13.5
Europe	9.4	8.9	10.2
North America	3.5	3.1	2.0
South America	8.5	9.0	7.8
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.[1] VaR by market factor
EUR million
Second quarter 2023	Min.	Avg.	Max.	Last
VaR total	7.5	12.1	19.3	13.1
Diversification effect	(8.6)	(12.9)	(18.2)	(13.6)
Interest rate VaR	8.9	12.3	17.1	11.3
Equity VaR	1.5	2.8	6.2	5.5
FX VaR	2.3	5.5	8.0	6.0
Credit spreads VaR	2.7	3.2	3.9	3.2
Commodities VaR	0.7	1.2	2.3	0.7
1.Activity performance in Santander Corporate & Investment Banking markets.
Note: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

January - June 2023	19

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Risk management

Trading portfolios[1]. VaR performance
EUR million
1. Corporate & Investment Banking performance in financial markets.

Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the Group's core capital ratio. In the quarter, hedging of currencies impacting this ratio remained close to 100%.
Structural interest rate risk: in the second quarter, inflation continued to trend downwards, although it is still at high levels according to central bank targets. The pressure on interest rates in the market continued, albeit softer, given that the market expects the tightening cycle of central banks' restrictive policies could end later this year if inflation continues on its downward path. In this context, our structural debt portfolios performed well. Despite high market volatility during the period, risk remained at comfortable levels.
Liquidity risk: the Group maintained its comfortable liquidity risk position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

Operational risk
Our operational risk profile deteriorated slightly in the second quarter of 2023, due to certain legal cases in Europe and Latin America.
In terms of results, operational risk losses increased compared to the last quarter. During this period the following aspects were closely monitored:
•IT risks arising from transformation plans related to business strategy and development of digital capabilities.
•Regulatory compliance due to increasing regulatory requirements (such as ESG, operational resilience, data management regulations) as well as increasing supervisory activity.
•External fraud, mainly in online banking transactions (i.e. customer fraud) and in the loans admissions processes (i.e. identity theft).
•Financial Crime Compliance monitoring and compliance with international financial measures and programme updates in some subsidiaries.
•Cyber threats across the financial industry, strengthening the Group's monitoring and control environment mechanisms.
•Third-party risk exposure, maintaining close oversight of critical providers, focusing on their control environment (business continuity capabilities, supply chains, cyber risk management and compliance with service level agreements).

20	January - June 2023

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General background

GENERAL BACKGROUND
Grupo Santander conducted its business in the second quarter of 2023 in an environment marked by market volatility, slowing but still high inflation and continuing geopolitical tensions. In response, the major central banks continued to raise interest rates to try to contain inflation and anchor medium-term expectations in line with their respective targets. We expect this process to gradually decelerate global activity during the second half of 2023 and the first half of 2024, while restoring inflation to levels compatible with official targets.

Country	GDP Change[1]	Economic performance
Eurozone	+1.1%
The economy entered into recession in Q1 2023, although the situation was very different across countries: the contraction was due to Germany, the Netherlands and Ireland, while France, Spain and Italy grew. Inflation declined, as did core inflation, but the ECB is concerned that it is moving too slowly towards its target. The ECB therefore continued to raise interest rates (the deposit facility rate reached 3.5%).

Spain	+4.2%
Spain returned to its pre-pandemic GDP level in the quarter, with GDP continuing to grow driven by external demand, but consumption fell again (-1.3%). Employment growth was very positive, but started to decelerate and the unemployment rate increased to 13.3%, affected by seasonality. In June, inflation decreased (1.9%) driven by food prices. Core inflation also decreased, but at slower rate.

United Kingdom	+0.2%
The economy avoided recession by growing in Q1 2023, but activity deteriorated throughout the quarter. There was solid employment growth along with an increase in labour supply, which kept the unemployment rate at 3.8%. Core inflation remained high (6.9% in June), which, together with rising wages (7.4% in May), led the Bank of England to raise rates 50 bps to 5%.

Portugal	+2.5%
The solid Q1 2023 growth is likely to slow down in an environment of lower household purchasing power, due to inflation and higher interest rates. The labour market, with very low levels of unemployment (unemployment rate at 7.2%), is fuelling higher wage increases which underpin inflationary pressures (5.3% core inflation in June).

Poland	-0.3%
GDP fell in the quarter due to the contraction in consumption. The economy is expected to gradually improve based on indications from retail sales, business and consumer confidence indices and the labour market (unemployment rate of 2.9%). Inflation fell to 11.5% in June and, if the downward trend continues, the central bank could start cutting interest rates in the third quarter.

United States	+1.8%
The economy in Q1 2023 grew in line with its potential, driven by private consumption. Macroeconomic indicators suggest growth remained firm in Q2 2023 and the labour market is gradually rebalancing. Inflation is abating, though core inflation remains high (4,8% in June), which led the Federal Reserve to suggest that there could be further interest rate rises.

Mexico	+3.7%
The start of 2023 continued to surprise on the upside with strong growth in investment, services consumption and exports. Inflation is easing more quickly than expected, however core inflation remained elevated. The central bank halted the official rate rise cycle (at 11.25%), indicating it would remain stable for an extended period of time, to ensure inflation converges towards its target.

Brazil	+4.0%
The economy has been growing strongly since the beginning of the year, driven by a good harvest and the strength of the services sector and employment (the unemployment rate is at historic lows). Inflation continued to soften (3.2% in June) and the central bank maintained the official rate at 13.75%, but eased its tone suggesting that the first rate cut could be near.

Chile	-0.6%
The economy continued on its adjustment path, although the external demand contribution remained positive. Inflation is already showing clear signs of moderation (7.6% in June), with 2-year expectations anchored at 3%. The central bank maintained the official rate at 11.25%, but indicated that it could begin to cut it soon if the economy and inflation continue their current trends.

Argentina	+1.3%
The economy showed positive growth in Q1 2023, but with significant weakening of expectations due to the severe drought, which reduces soybean exports, which have a large weight in the total, putting pressure on the exchange rate of the Argentine peso. Inflation picked up (to a 7.4% in monthly average increase in Q2 2023) and the central bank raised the official rate to 97%.

1. Year-on-year average change for Q1 2023.

January - June 2023	21

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory result items considered outside the ordinary course of our business (e.g. capital gains, write-downs, impairment of goodwill) or reclassifies certain items under some headings of the underlying (or "adjusted") income statement to better understand the underlying business trends.
Santander has aligned the information in this chapter with the information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned or by type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and information provided by management information systems. The same general principles as those used in the Group are applied.
In 2023, Santander maintained the criteria applied in 2022, with two exceptions.
In the secondary segments: usual annual perimeter adjustment of the Global Customer Relationship Model between Commercial Banking and Santander Corporate & Investment Banking and between Commercial Banking and Wealth Management & Insurance.
In the Group's financial statements: as a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group retrospectively performed a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract. This reclassification was made in the corresponding segments.
For comparative purposes, the 2022 data has been restated to include these changes.
In terms of the operating segment structure, the Group maintained the two levels of segmentation applied in 2022.
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), following the merger of Santander Investment Securities and Amherst Pierpont Securities.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and Open Digital Services (ODS).

22	January - June 2023

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Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking: this business includes global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).

PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured into four businesses: Merchant, International Trade, Payments and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It does not incorporate the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As explained on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - June 2023	23

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January-June 2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	7,565	2,244	10,464	6,081	3,888	2,536
Spain	3,161	1,413	5,113	3,074	1,679	1,132
United Kingdom	2,583	167	2,759	1,395	1,127	818
Portugal	575	235	824	559	484	321
Poland	1,209	289	1,509	1,105	657	321
Other	37	140	259	(52)	(59)	(57)
North America	4,931	1,077	6,417	3,357	1,739	1,346
US	2,901	390	3,624	1,825	762	667
Mexico	2,027	663	2,763	1,600	1,048	760
Other	3	23	30	(68)	(71)	(81)
South America	6,477	2,395	9,037	5,504	2,376	1,458
Brazil	4,285	1,675	6,281	4,073	1,410	823
Chile	727	316	1,229	708	531	330
Argentina	1,138	282	1,029	508	308	252
Other	327	122	499	214	127	53
Digital Consumer Bank	2,040	394	2,658	1,344	928	521
Corporate Centre	(94)	(7)	(342)	(531)	(601)	(620)
TOTAL GROUP	20,920	6,103	28,234	15,755	8,329	5,241

Secondary segments
Retail Banking	18,501	3,865	21,985	12,339	5,091	3,269
Corporate & Investment Banking	1,612	1,172	4,353	2,843	2,779	1,876
Wealth Management & Insurance	869	626	1,717	1,156	1,136	819
PagoNxt	31	446	521	(52)	(77)	(103)
Corporate Centre	(94)	(7)	(342)	(531)	(601)	(620)
TOTAL GROUP	20,920	6,103	28,234	15,755	8,329	5,241

Profit attributable to the parent distribution[1]
H1 2023

1. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. H1 2023
EUR million. % change YoY

Flags
Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

Var	Var[2]
+74%	+74%
+11%	+16%
+43%	+43%
+55%	+55%

-39%	-39%
+39%	+23%

-40%	-40%
-16%	-19%
+73%	+271%

-9%	-7%

+22%	+28%
+70%	+70%
0%	+4%

    2. Changes in constant euros.

24	January - June 2023

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January-June 2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	5,820	2,316	8,581	4,417	2,693	1,839
Spain	2,015	1,475	3,937	1,994	904	652
United Kingdom	2,418	202	2,633	1,285	995	736
Portugal	340	245	613	363	327	225
Poland	894	268	1,090	751	444	207
Other	152	126	307	25	23	18
North America	4,483	937	5,780	3,088	2,061	1,578
US	2,877	394	3,665	1,984	1,378	1,090
Mexico	1,606	529	2,096	1,166	747	546
Other	0	14	19	(62)	(64)	(58)
South America	6,427	2,175	8,933	5,780	3,165	1,946
Brazil	4,421	1,600	6,393	4,442	2,270	1,365
Chile	1,038	222	1,357	868	646	391
Argentina	732	264	821	345	168	145
Other	236	90	362	126	82	44
Digital Consumer Bank	2,032	425	2,573	1,325	1,010	572
Corporate Centre	(353)	(1)	(747)	(926)	(1,014)	(1,040)
TOTAL GROUP	18,409	5,852	25,120	13,685	7,915	4,894

Secondary segments
Retail Banking	16,747	3,789	20,675	11,662	6,053	4,018
Corporate & Investment Banking	1,712	1,029	3,602	2,311	2,280	1,537
Wealth Management & Insurance	298	655	1,192	686	660	482
PagoNxt	5	379	398	(50)	(64)	(104)
Corporate Centre	(353)	(1)	(747)	(926)	(1,014)	(1,040)
TOTAL GROUP	18,409	5,852	25,120	13,685	7,915	4,894

January - June 2023	25

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Primary segments

EUROPE	Underlying attributable profit
EUR 2,536 mn
Executive summary
→ We continue to accelerate our business transformation to achieve higher growth and a more efficient operating model which should allow us to further improve profitability and increase RoTE.
→ Commercial activity was affected by the economic slowdown, interest rates rises and inflation. Loans decreased 5% YoY, driven by lower corporate demand and despite a slight recovery in mortgages in recent months. Unsecured personal loans were stable. Customer deposits increased 1% year-on-year, supported by strong growth in wholesale banking in Spain and retail deposits in the UK.
→ Underlying attributable profit (EUR 2,536 million) rose 38% (+40% in constant euros), with strong revenue growth, mainly from net interest income, which was able to absorb higher costs, the temporary levy on revenue earned in Spain and higher provisions in Poland due to the CHF portfolio.

Strategy
We maintain our aim of creating a better bank, that our customers and employees feel a deep connection with while creating value for shareholders and society, and continued to contribute to the achievement of the Group's strategy and results.
Last year we made significant progress in our financial results and transformation projects. This year, we are accelerating this further with the aim of becoming the best bank in each country by leveraging the combination of our local leadership with our pan-European and global businesses. We are focusing on the following pillars:
•Customer centric: grow our active customer base through better customer service and experience.
•Simplification and automation: enhance efficiency through a common operating model in the region.
•Network contribution: grow our global business revenue by increasing connectivity across the region.
•Customer activity: improving loyalty through a value proposition for individuals and SMEs.
•Disciplined capital allocation: improve pricing discipline and risk management.
This enables us to achieve sustainable growth and greater profitability and shareholder value creation.
Key developments by country:
•Spain: we focused on profitable and sustainable growth and increasing the customer base. We improved the service quality, further automated and digitalized processes and developed a simpler value proposition for retail and specialized for high-value segments, boosting collaboration between segments at both the local and global level. We maintained our proactive risk management in a complex macroeconomic environment.
•United Kingdom: we focused on managing the spread between assets and liabilities. Our transformation programme continues to provide efficiency improvements through the simplification and digitalization of processes. The loan portfolio remains low risk, as it mainly comprises mortgages with an average LTV around 51% and with only 6% of the portfolio with an LTV above 80%.
•Portugal: we continued to execute our strategy to grow in the most profitable segments. We increased our active and digital customers and improved our service quality.
•Poland: we remained focused on improving our market position, especially in corporates, investment funds and CIB. We continued to develop our digital capabilities, simplify our processes and boost customer attraction and sales. Strong revenue growth and the improvement in efficiency allowed us to absorb the higher Swiss franc mortgage provisions and maintain profitable growth.

			Spain	UK	Portugal	Poland
	Thousands	45,944	14,681	22,372	2,888	5,787
Total customers	YoY change	+2%	+5%	+1%	-4%	+3%

	Thousands	28,356	8,129	13,878	1,800	4,382
Active customers	YoY change	+2%	+5%	0%	+4%	+3%

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Primary segments
Additionally, in the quarter we continued to make progress in our regional transformation, advancing on the five value creation pillars, in line with the Group's strategy, through the following projects:
•One Transformation is progressing in Spain, with positive impacts on KPIs such as digital channel usage or data-based decisions.
•Our common app is live in three of our countries, and a pilot version is available in the UK. We are working on the first common One Web developments.
•We continue to advance in tech convergence and shared services, with several support function hubs already live (e.g. cyber risk, ESG, FCC, costs) and defining new ones for operations and technology.
•We further enhanced our Everyday Banking proposition (both adding new features to our initial one and also defining a specialized version for customers under the age of 18), we are working on our loan pre-approval capacities and we are looking to grow our SME franchise by focusing on specialized services for high-growth companies.
•We continue growing our Multi-Europeans business (total revenue increased by 71% YoY).
Business performance
Total customers increased 941,000 year-on-year. 64% of this growth was due to the increase in active customers, which were up in all countries except in United Kingdom where they remained stable. Of note was the good performance in Spain in both total (738,000 more year-on-year) and active customers, which increased 5% to over 8 million.
Commercial activity was affected by a macroeconomic environment characterized by rising interest rates and high inflation which especially affected demand for mortgages and long-term credit for corporates. However, in the last few months we saw a slight recovery in new mortgage volumes. As a result, loans and advances to customers fell 4% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros the fall was 5%.
Customer deposits increased 3% year-on-year. Excluding repos and in constant euros, they rose 1%, supported by strong growth in wholesale banking, especially in Spain, and in retail deposits in the UK, mainly as a result of the savings products launched during the first half of the year. This led to an improvement in the already comfortable liquidity position.

Europe. Business performance. June 2023
EUR billion and YoY % change in constant euros

564	-5%	703	+2%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Mutual funds increased 3% compared to June 2022 in constant euros, mainly driven by strong growth in Private Banking, Portugal and Poland, where we increased our market share. We also began to see a recovery in sales of this type of product in the first six months as volumes increased 6% year-to-date.
Results
Attributable profit in the first half of 2023 was EUR 2,536 million, 38% higher than in the same period of 2022. In constant euros, it rose 40%, as follows:
•Total income grew 23% mainly driven by net interest income which rose 32%, reflecting margin management and positive balance sheet sensitivity to higher interest rates and a strong increase in CIB results.
•Costs increased by 7%, impacted by high inflation rates and investments in technology and digitalization. In real terms, costs decreased 2%. The efficiency ratio improved by 6.6 pp to 41.9%.
•Net loan-loss provisions increased 13% mainly driven by higher provisions in Poland due to the CHF mortgage portfolio. Underlying credit quality performance remained robust in the region and the cost of risk remained around 40 basis points.
•Other gains (losses) and provisions included the temporary levy on revenue earned in Spain (EUR 202 million for the fully year) and was recorded in its entirety in the first quarter. Excluding this impact, profit increased 51% in constant euros.
In the quarter, attributable profit increased 13% in euros, +12% in constant euros, driven by improvement in net interest income, cost control and the positive effect of having recorded the aforementioned temporary levy on revenue in Spain in the first quarter.
These effects are partially offset by contributions to the Single Resolution Fund in some of our countries during the second quarter, and a decrease in investment banking results due to seasonality.

Europe. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	5,293	+2	+1	10,464	+22	+23
Expenses	-2,215	+2	+1	-4,382	+5	+7
Net operating income	3,078	+2	+1	6,081	+38	+39
LLPs	-646	+1	0	-1,289	+12	+13
PBT	2,042	+11	+9	3,888	+44	+46
Attributable profit	1,347	+13	+12	2,536	+38	+40
Detailed financial information on page 55

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Primary segments

Spain	Underlying attributable profit
EUR 1,132 mn
Commercial activity and business performance
We continued to increase our customer base (+362k in the year to date), having achieved seven consecutive quarters of positive net growth. Both payroll and PoS transaction volumes rose above the market.
In individuals, we experienced slight growth in new mortgage lending compared to the previous quarter in an environment characterized by rising interest rates and high inflation, which is impacting consumer finance. In corporate lending, short-term financing was in line with the first quarter, while long-term financing improved somewhat without fully recovering second quarter 2022 levels.
Loans and advances to customers fell 8% year-on-year. In gross terms and excluding reverse repurchase agreements, they decreased 6%, in line with the market, mainly affected by mortgage prepayments and the lower demand for long-term financing from corporates.
Customer deposits increased 5% year-on-year. In gross terms, excluding repos, growth was 3%, boosted by time deposits. Off-balance sheet funds consolidated their positive trend this year with 2% growth in the quarter, driven by positive inflows into mutual funds, pension plans and savings insurance.
Results
Attributable profit in the first half of 2023 amounted to EUR 1,132 million, 74% higher than H1 2022. By line:
•Total income was up 30% propelled by growth in net interest income, the result of higher interest rates and customer base growth. Net fee income decreased in asset management due to higher demand for fixed income products and lower average volumes. Net fee income rose significantly in payments and CIB.
•Costs increased 5% affected by high inflation, however, in real terms, costs decreased 1% and the efficiency ratio improved 9.5 percentage points compared to H1 2022, reaching 39.9%.
•Net loan-loss provisions remained flat, supported by active risk management.
Compared to the first quarter of 2023, attributable profit increased 43%. Net interest income plus net fee income grew 7%, costs increased 1% and LLPs fell 6%. Additionally, we recorded the contribution to the Single Resolution Fund (EUR 131 million before tax) in the quarter and the aforementioned temporary bank levy (EUR 202 million) in Q1.

Spain. Underlying income statement
EUR million and % change

	Q2'23	/ Q1'23	H1'23	/ H1'22

Revenue	2,566	+1	5,113	+30
Expenses	-1,025	+1	-2,039	+5
Net operating income	1,540	0	3,074	+54
LLPs	-389	-6	-803	0
PBT	940	+27	1,679	+86
Attributable profit	666	+43	1,132	+74
Detailed financial information on page 56

United Kingdom	Underlying attributable profit
EUR 818 mn
Commercial activity and business performance
Our transformation programme continues to deliver efficiency improvements through the simplification and digitalization of key processes.
We are increasing the use of digital channels with 76% of refinanced mortgage loans processed online and 91% of new current accounts opened through digital channels. We are pleased to be supporting the new Mortgage Charter, in addition to measures that we already had in place. The launch of Edge Up, our new and competitive current account, and the broadening of our savings proposition demonstrates our ongoing commitment to improving the products we offer to our customers.
Loans and advances to customers were 2% lower year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros they decreased 4%, impacted by cost of living pressures and higher customer rates, which resulted in demand.
Customer deposits fell 2% year-on-year. Excluding repurchase agreements and in constant euros, they increased by 1%. We saw lower balances in current accounts offset by higher customer savings accounts. Mutual funds decreased 4%.
Results
In the first half of 2023, attributable profit was EUR 818 million, increasing 11% versus the same period of 2022. In constant euros, profit rose 16%, by line:
•Total income was up 9%, driven by strong net interest income from margin management in a rising interest rate environment.
•Costs rose 5% due to high inflation, though in real terms costs decreased 5%. The efficiency ratio was 49.4%, improving 1.8 pp versus H1 2022.
•Net loan-loss provisions totalled EUR 103 million, decreasing 14%. Credit fundamentals remained stable with cost of risk at just 11 basis points.
In the quarter, attributable profit rose 5% in constant euros as a consequence of lower net credit losses. Revenue and costs remained broadly flat.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,391	+2	0	2,759	+5	+9
Expenses	-689	+2	+1	-1,363	+1	+5
Net operating income	702	+1	0	1,395	+9	+13
LLPs	-44	-26	-27	-103	-17	-14
PBT	585	+8	+6	1,127	+13	+18
Attributable profit	423	+7	+5	818	+11	+16
Detailed financial information on page 57

28	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Portugal	Underlying attributable profit
EUR 321 mn
Commercial activity and business performance
We continued to execute our profitable growth strategy supported by our business model transformation and focus on customer satisfaction. The number of loyal and digital customers grew further, while we remained focused on growing in the most profitable segments.
Loans and advances to customers fell 5% year-on-year. In gross terms, excluding reverse repos they decreased 4%. The volume dynamics were conditioned by the rising interest rate environment, which is reflected in lower new lending, early mortgage repayments, and in corporates, amortizations of state-backed credit facilities.
Customer deposits (both, including and excluding repos) fell 9% year-on-year, due to lower balances in demand products as a result of higher rates offered in public sector financing instruments. Mutual funds performed well in the quarter and increased 5% year-on-year.
Results
Attributable profit in the first half of 2023 was EUR 321 million, 43% more year-on-year.
•Total income increased 34% driven by the boost from higher interest rates on net interest income, which grew 69%. Net fee income fell, due to the new regulation in the country related to the early amortization of mortgages and lower new lending.
•High inflation continued to put upward pressure on costs, though they continued to fall in real terms. The efficiency ratio improved 8.7 percentage points compared to H1 2022, reaching 32.1%.
•Credit quality remained strong. The NPL ratio continued at low levels and the cost of risk was only 10 basis points.
Compared to the previous quarter, profit decreased 21% affected by regulatory costs recorded this quarter (SRF contribution, banking sector contribution and the banking sector solidarity tax) and the change in fee regulation. Underlying business dynamics remained solid, with double-digit net interest income growth, flat costs and provisions at very low levels.

Portugal. Underlying income statement
EUR million and % change

	Q2'23	/ Q1'23	H1'23	/ H1'22

Revenue	419	+3	824	+34
Expenses	-132	0	-265	+6
Net operating income	286	+5	559	+54
LLPs	-20	+51	-34	+214
PBT	223	-14	484	+48
Attributable profit	142	-21	321	+43
Detailed financial information on page 58

Poland	Underlying attributable profit
EUR 321 mn
Commercial activity and business performance
We continue to focus on our strategic priorities: total experience (customers and employees) delivering substantial growth in the number of active customers in all segments, improve digital transformation and simplification, and profitable business growth.
We boosted our transformation programme with the ongoing digitalization in electronic banking (iBiznes24), credit process (CLP platform) and cloud-based CRM. We became the first bank based in Poland to complete the implementation of the Electronic Banking Internet Communication Standard (EBICS) platform and in CIB we released a new functionality in the GTS service and acted as coordinator for the most relevant market operations.
Loans and advances to customers grew 6% year-on-year. In gross terms, excluding reverse repurchase agreements and FX impact, growth was flat as greater demand in CIB, consumer lending and in corporates was offset by reductions in mortgages, despite a pick up in new lending in recent months.
Customer deposits increased 15%, +9% excluding repos and in constant euros, supported by higher deposits from individuals, corporates and CIB. Mutual funds increased 20%.
Results
Attributable profit in the first half of 2023 amounted to EUR 321 million. Compared to the same period in 2022, profit grew 55%. In constant euros profit also rose 55%, as follows:
•Total revenue was 38% higher, primarily due to the increase in NII (+35%) driven by strict cost of funding management and increased lending spreads in a high interest rate environment. Net fee income increased 7%.
•Costs remain under very tight control despite high inflation and pressure on cost of services and, in particular, on personnel costs, which led to a 19% increase in total costs (+3% in real terms). Despite this, efficiency improved to 26.8%, delivering 47% growth in net operating income.
•Net loan-loss provisions grew (+69%) impacted by higher provisions to increase coverage of the CHF mortgage portfolio as a result of increasing number of lawsuits.
Profit compared to the previous quarter decreased 11%, primarily due to the above mentioned CHF mortgage provisions, as the top line of the income statement continued to show strength, with 3% revenue growth and controlled costs (+1%).

Poland. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	780	+7	+3	1,509	+38	+38
Expenses	-207	+5	+1	-405	+19	+19
Net operating income	573	+8	+4	1,105	+47	+47
LLPs	-191	+26	+22	-343	+70	+69
PBT	321	-4	-8	657	+48	+48
Attributable profit	155	-7	-11	321	+55	+55
Detailed financial information on page 59

January - June 2023	29

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 1,346 mn
Executive summary
→ In North America, we continue to target segments with proven competitive advantages and promote strong Group network contributions in Mexico and the US while rationalizing businesses and products with limited scale and profitability to generate efficiencies and profitable growth.

→ Loans and advances to customers increased 5% year-on-year in constant euros driven by growth in both the US and Mexico. Customer funds rose 10% in constant euros, boosted by higher time deposits.

→ Underlying attributable profit in Q2 2023 rose to EUR 719 million, +15% quarter-on-quarter (+13% in constant euros) driven by revenue growth and lower LLPs. In H1 2023, profit was EUR 1,346 million, down 15% year-on-year (-19% in constant euros) mainly due to LLP normalization in the US, which more than offset the positive performance in Mexico.

Strategy
We increased synergies across the region to optimize cooperation and bring value to both markets, by:
•Providing a compelling value proposition by taking advantage of our global connectivity, adopting best practices and maximizing the benefits of our global platforms.
•Boosting sustainable profitability levels through loyalty strategies and a refined tailored service and product proposition for a better customer experience.
•Leveraging network contributions of both countries and the Group. Through our MEXUS initiative, we are consolidating T&O operations know-how, digitalization, hubs, front-office and back-office, among others:
–US: we are modernizing platforms to build a digital-first omnichannel experience and simplifying product offerings.
–Mexico: we are simplifying the bank by streamlining our products and processes while strengthening our digital capabilities to better compete with the best-in-class.
Additionally, in line with our strategy to deploy capital to the most profitable businesses, in Q2 2023:
•Santander US distributed an additional USD 1 billion of dividends, bringing the total distributed in H1 2023 to USD 1.25 billion. SHUSA’s regulatory Stress Capital Buffer (SCB) supports our planned capital actions.
•In February, the Group increased its shareholding in Banco Santander México to 99.98% and subsequently delisted it from the Mexican and New York Stock Exchanges in May.
Santander US and México released their 2022 ESG Reports which highlight our responsible banking strategy, achievements and commitments. We are focusing on expanding and implementing sustainable finance opportunities within our businesses. In the US, we announced a new Community Plan, which includes investments in small businesses and community development. In Mexico:
•CIB was the placement agent for the Central American Bank for Economic Integration's social bond issuance.
•Tuiio and the Secretary of Security of the State of Mexico began a workshop, to provide basic financial education for inmates.
•We signed the first agreement with the International Finance Corporation (IFC) to promote sustainable construction practices, which will enable us to offer customers free advice from their experts to obtain sustainable construction certifications.
In terms of local priorities:
United States
In the US, we continue to focus on a complementary mix of scalable businesses that deliver profitable growth and have strong Group network contributions, such as Auto and Multifamily. Our business model is focused on four core segments (Consumer, Commercial, CIB and Wealth Management) and four key pillars:
•Simplification: rationalize businesses and products with limited scale and profitability and exit non-core portfolios.

			United States	Mexico
	Thousands	24,957	4,410	20,335
Total customers	YoY change	+3%	-5%	+5%

	Thousands	14,127	4,031	9,933
Active customers	YoY change	0%	-6%	+2%

30	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments
•Transformation: leverage Group digital and data capabilities to modernize, drive scalability and lower cost to serve.
•Network contribution: leverage the Group's network to drive top line growth and achieve synergies.
•Profitable growth: support growth across businesses while maintaining disciplined capital management.
In Consumer, we saw stable deposit balances as we continue to simplify products, processes and services. Auto credit performance continued to normalize but is outperforming initial expectations given consumer and used car price resilience.
In Commercial, we generated steady revenue growth with stable deposit balances. Profitable loan growth and tight credit underwriting continue across all portfolios.
CIB produced a strong quarterly performance materializing SanCap expanded capabilities and developing new value-added and capital-light solutions.
In WM, assets under management (AuMs) and revenue rose, supported by strong commercial activity and the higher rate environment.
Mexico
We have begun our transformation plan with the ambition to become the best bank in terms of customer experience, double the bank´s size and triple profit in the coming years supported by: (i) customer acquisition, (ii) simplification and automation, (iii) investment in talent and (iv) an enhanced digital offering.
In credit cards, we increased placements through innovative solutions such as gamification in the app to increase credit limits for customers with little credit experience, a pre-sales event with a high-level artist and the Unique Rewards offering (a loyalty programme for the high-income segment).
In consumer, we continue to explore new segments and improve digital communication. We are promoting early customer engagement by digitally granting payroll loans when they open their account.
In mortgages, all products, launches and offers are now digitally processed. We were the first bank to cut mortgage rates, reducing the offer for the high-income segment by 60 basis points to 8.85%.

North America. Business performance. June 2023
EUR billion and YoY % change in constant euros

160	+5%	168	+10%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
In auto, we increased personalized attention, sped up formalization times through digital specialists and launched plans with preferred conditions for groups such as universities, payroll or high-income.
In SMEs, we continued with strategic alliances through tailored offers for chambers of commerce and state governments. We also continued to promote our main acquiring products (G-Mini, G-Advance, G-Smart and G-Store).
Business performance
Loans and advances to customers grew 7% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, they rose 5% boosted by mortgages, credit cards, auto and payroll loans in Mexico and by CIB, Multifamily and Auto in the US.
Customer deposits grew 13% year-on-year. Excluding repos and in constant euros, growth was also 13% driven by inflows of time deposits that were incentivized by competitive interest rates to attract new customers and deposits and foster customer loyalty.
Results
Attributable profit during the first six months of 2023 was EUR 1,346 million, down 15%. In constant euros, profit fell 19%:
•Total income increased 5%, driven by net interest income (+4%, supported by the higher interest rate environment and loan growth) and net fee income (+7%, mainly driven by credit cards and insurance in Mexico). Gains on financial transactions rose in the period while other operating income fell due to lower leasing income in the US.
•Costs grew 8%, impacted by inflation (+1% in real terms), investments in technology and digitalization and higher personnel costs.
•Net loan-loss provisions grew 51% reflecting the normalization process in the retail portfolios. Nevertheless, asset quality remains robust in both countries.
Compared to Q1 2023, attributable profit increased 13% in constant euros due to higher net fee income and gains on financial transactions, and lower LLPs in the US.

North America. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	3,276	+4	+3	6,417	+11	+5
Expenses	-1,560	+4	+3	-3,060	+14	+8
Net operating income	1,716	+5	+3	3,357	+9	+3
LLPs	-722	-11	-11	-1,530	+59	+51
PBT	925	+14	+12	1,739	-16	-20
Attributable profit	719	+15	+13	1,346	-15	-19
Detailed financial information on page 61

January - June 2023	31

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

United States	Underlying attributable profit
EUR 667 mn
Commercial activity and business performance
We sustained focus on delivering profitable growth in our core segments while transforming and simplifying our businesses across the US.
Loans and advances to customers increased 4% compared to June 2022. In gross terms, excluding reverse repurchase agreements and in constant euros they grew 6% driven by CIB, Multifamily and Auto.
Customer deposits increased 8% over the same period. Excluding repos and in constant euros they grew 13%, driven by time deposits (both retail and CIB). Deposit costs continued to rise as expected.
Customer deposit balances remained fairly stable throughout H1 2023, supported by a diversified, retail-oriented deposit base. At SBNA, around 60% of deposits are from retail and small businesses (flat on last quarter) and we continue to have a high percentage of FDIC insured deposits (c.65%). Liquidity, interest rate and capital management practices are aligned with Group objectives and global systemically important bank (G-SIBs) standards.
Results
Attributable profit in the first half of 2023 was EUR 667 million (39% lower than H1 2022). In constant euros, profit also fell 39% due to higher funding costs and anticipated LLP normalization:
•Total income decreased 2% driven by lower capital market activity, lower gains on lease disposition and home lending exit. NII was flat as the benefit from higher loan balances and yields were offset by rising deposit and wholesale funding costs.
•Transformation initiatives are allowing us to contain costs (-0.5% in real terms), despite inflation and investments in our global business.
•Net loan-loss provisions increased 67% as credit continues to normalize but better than initially expected given consumer and used car price resilience which support favourable late-stage delinquency payments.
In the second quarter, attributable profit rose 24% as total income remained stable (despite funding costs pressuring NII) and LLPs performed better than expected (-22%).

United States. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,797	-2	0	3,624	-1	-2
Expenses	-887	-3	-1	-1,799	+7	+6
Net operating income	910	-1	+1	1,825	-8	-9
LLPs	-438	-23	-22	-1,005	+69	+67
PBT	417	+21	+22	762	-45	-45
Attributable profit	367	+22	+24	667	-39	-39
Detailed financial information on page 62

Mexico	Underlying attributable profit
EUR 760 mn
Commercial activity and business performance
We strengthened our position in value-added products to increase customer loyalty. We maintained a solid performance in our individual loan portfolio.
Our continued focus on individuals is reflected in our consolidated position in auto, remaining the third largest player in the market with a 17% market share, while we continue to post double-digit year-on-year growth in credit cards and payroll loans.
Loans and advances to customers increased 17% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 3% driven by loans to individuals (mortgages +7%, credit cards +23%, auto +37% and payroll +21%). Lending to corporates and institutions increased 2%, though declined 6% in SMEs and 15% in CIB.
Customer deposits grew 27% year-on-year. Excluding repos and in constant euros, they rose 11% driven by term deposits on the back of a higher interest rate environment. Mutual funds remained relatively stable.
Results
Attributable profit in the first half of the year was EUR 760 million, 39% higher than the same period in 2022. In constant euros, it rose 23% as follows:
•Total income up 17%, driven by net interest income (+12%) as the result of higher volumes and interest rates, net fee income (+11%) and higher gains on financial transactions.
•Costs increased 11%, reflecting investments in technology and digitalization related to the transformation plan. Still, the efficiency ratio improved by 2.3 percentage points to 42.1%.
•Net loan-loss provisions were up 26% mainly reflecting individual loan portfolio growth.
Compared to the first quarter, attributable profit increased 8% given the good performance of core revenue which offset the increases in LLPs and costs.

Mexico. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,463	+13	+8	2,763	+32	+17
Expenses	-623	+15	+11	-1,163	+25	+11
Net operating income	840	+11	+6	1,600	+37	+22
LLPs	-284	+19	+14	-523	+42	+26
PBT	543	+8	+4	1,048	+40	+24
Attributable profit	401	+12	+8	760	+39	+23
Detailed financial information on page 63

32	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 1,458 mn
Executive summary
→ We are focused on increasing the value we bring to the Group and moving forward to become the most profitable bank in each of the countries in which we operate in the region while promoting synergies across our global and regional businesses.
→ We have a solid customer base (73.1 million), having increased 7.4 million year-on-year backed by higher transactionality, while strengthening our risk model in a complex environment.
→ Year-on-year growth in both gross loans and advances to customers and customer deposits, as we seek to become the leading bank in inclusive and sustainable businesses through differential value propositions.
→ Underlying attributable profit decreased 25% year-on-year (-23% in constant euros) to EUR 1,458 million due to the increase in costs and LLPs, which was partially offset by revenue growth.

Strategy
We remained focused on accelerating our global business growth:
•In consumer finance, we continued to strengthen our leadership position in the region by automating and scaling our operations. We are also working to optimize funding costs and to close agreements with the main Original Equipment Manufacturers (OEMs) in the market.
•In payment methods, we further increased our active card portfolio and accelerated efficiency, as part of our commitment to increase our contribution to the Group's results. Among other initiatives, we are implementing a global card platform and improving our already efficient operating model. Getnet continues its successful implementation in the different countries in the region.
•In CIB, we continued to make headway in our ambition to become the leading CIB operator in most of the products and countries in which we operate, moving towards a common offering for the region. We are expanding our capabilities in Markets and Corporate Finance and strengthening our franchises in Peru and Colombia. We continued to grow our Multi-Latin business (total income rose 72% year-on-year).
•In ESG, we are driving Green Finance activity, supporting our customers in green transition, improving our value proposition and fostering regional synergies. We continue to expand our microfinance businesses Prospera and Surgir across the region. As a result, in Chile Latin Trade named us one of the Five Most Sustainable Firms in Latin America.
Additionally, Euromoney recognized us as the Best Bank in Latin America.
The main initiatives by country were:
In Brazil, we continue to expand our businesses based on:
•Customer focus, offering simple, complete and tailor-made solutions to improve customer experience and satisfaction.
•Invest in strategic businesses, especially in WM&I, where we maintained our investment expansion plan with AAA (Associate Allocation Advisor) and the full acquisition of Toro. In Corporates, we progressed in the development of a best-in-class platform. In Payments, we signed an agreement with a production company, Live Nation, to expand our presence in the country's cultural sector and we remained market leaders in private vehicles in Auto.
•Sales channels, with an omnichannel strategy, focused on both sales and after-sales that allow us to serve customers where, when and how they want through physical (commercial network, Prospera, external network), digital and remote channels.
•A unique horizontal culture that promotes diversity, meritocracy, and a technological culture with the consolidation of F1RST (a company focused on technology and innovation) and the launch of Tools Digital Services (aimed at excellence in solutions and services).

			Brazil	Chile	Argentina	Other South America
	Thousands	73,138	63,305	3,737	4,565	1,532
Total customers	YoY change	+11%	+13%	-7%	+4%	+27%

	Thousands	38,414	31,853	2,186	3,172	1,202
Active customers	YoY change	+2%	+2%	+5%	-2%	+11%

January - June 2023	33

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments
Chile: we remained focused on being a digital bank with branches. In payment methods, we have become one of the leaders in the acquiring market, with a market share exceeding 9% of transactions and 219.000 PoS with Getnet. We grew our SME customer base and expanded services offered to auto, agriculture and Multi-Latin customers. In ESG, we continued to grow our Green Finance lending.
Argentina: we continued to improve our value offering and level of service, which allowed us to maintain our first place in customer satisfaction in terms of NPS. We also maintained our leadership in market share in the transactional business. We expanded our ESG offering, creating alliances to support SMEs and companies in their green transition. And, in 2023, we won back our first place position as the Best Bank to Work for in the Country, according to GPTW.
Uruguay: we continued to be the leading privately-owned bank, driven by the good performance of the Soy Santander offer, for opening accounts, issuing cards and for increasing retail customer loyalty.
We are increasing our market share in loans and deposits, helped by good commercial dynamics. In consumer finance, we launched the Mi Auto offer with great success, granting more than 3,000 operations in the first two months since its launch. In the case of SMEs, we continued to consolidate our joint offer with Getnet, incorporating 2,118 new establishments.
Peru: we remained in the top 3 investment banks in the country and leaders in syndicated loans and Debt Capital Markets. We remained market leaders in auto with a 30% market share. In addition, our NeoAuto platform continued to grow, with 1.7 million monthly visits and more than 680 thousand users. Surgir, our microfinance company, covers 101 districts through a 100% digital service model.
Colombia: we continued to offer sustainable and inclusive financial solutions, we maintained our participation in the most relevant operations for the country's development, with joint offers from CIB and Corporates.
We also continued to grant loans to entrepreneurs, of note was Prospera, our microcredit business, which is present in 635 municipalities. In consumer finance, we consolidated our position in new and used auto loans, focus on digitalization and risk control.

South America. Business performance. June 2023
EUR billion and YoY % change in constant euros

165	+8%	196	+7%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers rose 11% year-on-year. Gross loans and advances to customers (excluding reverse repos and in constant euros) increased 8% year-on-year, with rises in all countries, except Peru.
Customer deposits were 9% higher year-on-year. Excluding the exchange rate impact and repos, customer deposits rose 8%, backed by time deposits (+16% year-on-year) which more than offset the decrease in demand deposits (-5%). Mutual funds were up 7% in constant euros.
Results
Attributable profit in the first half of 2023 amounted to EUR 1,458 million, down 25% year-on-year. In constant euros, it decreased 23%, as follows:
•Total income increased 5%, driven by net interest income and net fee income (+6% and +16%, respectively) and the rise in gains on financial transactions (+32%).
•Costs were 20% higher, in line with inflation, due to management efforts made in the period.
•Net loan-loss provisions increased 9%, in line with volume growth. The cost of risk was 3.32% (also 3.32% in December 2022).
By country, of note was the growth of attributable profit in Argentina, Uruguay, Peru and Colombia, which did not fully offset the decreases in Brazil and Chile, affected by the impact on margins (due to the negative sensitivity to interest rate rises) and higher costs in Brazil. These effects were partly offset by net fee income growth in both countries.
Compared to the first quarter of 2023, the increase in net operating income (6% in constant euros) driven by higher revenue (net interest income, net fee income and gains on financial transactions), was not reflected in profit (-11%) due to higher costs (mainly in Argentina) and provisions.

South America. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	4,634	+5	+7	9,037	+1	+5
Expenses	-1,810	+5	+8	-3,534	+12	+20
Net operating income	2,823	+5	+6	5,504	-5	-3
LLPs	-1,309	+6	+5	-2,541	+9	+9
PBT	1,128	-10	-6	2,376	-25	-24
Attributable profit	668	-15	-11	1,458	-25	-23
Detailed financial information on page 65

34	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Brazil	Underlying attributable profit
EUR 823 mn
Commercial activity and business performance
Our strategy remained customer focused, with an ongoing digital transformation to improve customer experience.
We continued to prioritize growth in strategic businesses. In WM&I, we acquired the remaining stake we did not already own in Toro Investimentos (37.5%). We made progress in our expansion plan with AAA, having reached our target of 1,300 advisors in 75 cities in the quarter. In SAM, AuMs performed better than the market, in Private Banking we increased our market share in the year, and in Insurance, premiums reached BRL 5.2 billion.
In Corporates, we reached 1.3 million active customers. In SMEs, we opened 45,000 accounts per month. In cards, 97% of new cards were issued to customers with an account at the bank. In Auto, we focused on profitability and asset quality and new lending outgrew the market in payrolls. In Agro, our portfolio amounted to more than BRL 42.1 billion, including agro titles.
Loans and advances to customers rose 11% year-on-year. Gross loans and advances to customers, excluding reverse repos and in constant euros grew 6%, due to individuals, SMEs and corporates.
Customer deposits increased 12% year-on-year. Excluding the exchange rate impact and repos, they were up 6% driven by time deposits (+11%) which more than offset the 9% fall in demand deposits. Mutual funds decreased 1% in constant euros and as a result, customer funds rose 3% in constant euros.
Results
In the first half of 2023, attributable profit amounted to EUR 823 million, -40% year-on-year. In constant euros, profit also decreased 40%, as follows:
•Total income decreased 3%,boosted by net interest income (-4%), due to the effect of lower spreads, in line with our strategy focused on customers with better risk profile, and to negative sensitivity to interest rate rises. Net fee income increased 4%.
•Costs rose 12%, strongly impacted by inflation, salary agreements and costs related to higher business growth. The efficiency ratio remained at good levels (35.1%).
•Net loan-loss provisions increased 6%, in line with loan portfolio growth (mainly retail), bringing the cost of risk to 4.74% (4.84% in March 2023).
Compared to the previous quarter, net operating income increased 3% due to net interest income stabilization. This increase is not reflected in profit as it was affected by the reversal in Q2 2023 of a tax liability release recorded in Q1 2023.

Brazil. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	3,224	+5	+2	6,281	-2	-3
Expenses	-1,127	+4	+1	-2,207	+13	+12
Net operating income	2,096	+6	+3	4,073	-8	-9
LLPs	-1,129	+9	+6	-2,163	+7	+6
PBT	645	-16	-19	1,410	-38	-38
Attributable profit	354	-25	-28	823	-40	-40
Detailed financial information on page 66

Chile	Underlying attributable profit
EUR 330 mn
Commercial activity and business performance
In Chile, we pursued our goal of being a digital bank with branches, through a constant innovation process, such as the launch of WorkCafé Expresso, where our customers can carry out their monetary transactions, with a more efficient and secure service.
In addition, we continued to develop Más Lucas, to complement our Life offering, a new demand and savings account, which should allow us to increase our presence in the mass-market segments. We also made progress in improving our digital channels to increase our service quality.
Consumer credit grew faster than the industry, driven by credit card business. In corporate lending, we achieved significant growth in our SME customer base, driven by the joint offer with Getnet. Finally, we continued to make progress in Green Finance loans under a very ambitious plan.
Loans and advances to customers increased 16% year-on-year. Gross loans and advances to customers, excluding reverse repurchase agreements and in constant euros, were 4% higher, boosted by individuals (+11%).
Customer deposits rose 10% year-on-year. Excluding the exchange rate impact and repurchase agreements, customer deposits remained flat, as the decrease in demand deposits (-15%) was offset by the growth in time deposits (+21%). Mutual funds rose 21% in constant euros, and total customer funds increased 5%.
Results
Attributable profit in the first half of 2023 was EUR 330 million, 16% lower year-on-year. In constant euros, profit fell 19%, as follows:
•Total income fell 13% driven by the drop in net interest income (-32%), linked to the negative sensitivity to interest rate rises. This decline was partially offset by the excellent performance of net fee income, which grew 38% driven by the increase in loyalty and transactionality, and gains on financial transactions (+51%).
•Costs rose 3%, well below average inflation (12%) and the efficiency ratio was 42.4%.
•Net loan-loss provisions decreased 4%, and cost of risk was 0.88%.
In the quarter, profit increased 20% in constant euros, driven by the good performance in net fee income, higher gains on financial transactions and lower provisions, which offset higher costs and lower net interest income.

Chile. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	623	+3	+3	1,229	-9	-13
Expenses	-266	+5	+5	-521	+6	+3
Net operating income	356	+1	+1	708	-18	-21
LLPs	-86	-27	-27	-203	-1	-4
PBT	286	+17	+17	531	-18	-21
Attributable profit	180	+20	+20	330	-16	-19
Detailed financial information on page 67

January - June 2023	35

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Primary segments

Argentina	Underlying attributable profit
EUR 252 mn
Commercial activity and business performance
In the quarter, management focused on increasing the country's contribution to the Group, mainly through global businesses.
We continued to improve our customer service and our value proposition, which enabled us to remain in first place in customer satisfaction in terms of NPS.
In payments, we are the second largest company as measured by payment processing and we maintained our leading market share in transactional business. In Consumer, we boosted consumer credit and maintained our leadership in auto loans, with a 21% market share. In ESG, we expanded our value proposition, highlighting our partnerships to support companies in their green transition.
Loans and advances to customers were up 2% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they rose 116% year-on-year, driven by consumer credit, SMEs, corporates and CIB.
Customer deposits decreased 12% year-on-year. Excluding repos and the exchange rate impact, customer deposits rose 88%, boosted by time deposits (+133%). Mutual funds were 166% higher. As a result, total customer funds increased 107% in constant euros.
These high growth rates, as well as results, were impacted by high inflation in the country.
Results
Attributable profit in the first half of 2023 was EUR 252 million, 73% higher year-on-year. In constant euros, profit was 271% higher. By line:
•Total income grew 168%, underpinned by net interest income (+233%), net fee income (+129%) and gains on financial transactions (+264%). All of these more than offset the greater negative effect from the hyperinflation adjustment (in other operating income).
•Costs increased well below revenue. The efficiency ratio stood at 50.7%, improving 7.4 pp year-on-year, and net operating income rose 215%.
•Net loan-loss provisions increased 188%, rising from low levels in the last period. The cost of risk stood at 3.46%.
In the first quarter, profit increased 23% in constant euros, due to the solid performance in net interest income, net fee income and gains on financial transactions, which more than offset the growth in costs, impacted by inflation.

Argentina. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	528	+5	+53	1,029	+25	+168
Expenses	-272	+9	+58	-522	+9	+134
Net operating income	256	+2	+49	508	+47	+215
LLPs	-54	+26	+79	-97	+34	+188
PBT	129	-28	+12	308	+83	+292
Attributable profit	113	-19	+23	252	+73	+271
Detailed financial information on page 68

Other South America
Uruguay
Gross loans and advances to customers were up 11% year-on-year, excluding reverse repurchase agreements and in constant euros. Customer deposits excluding repos fell 3% due to demand deposits.
Attributable profit in the first half of 2023 was EUR 84 million, up 41% year-on-year and +30% in constant euros, as follows:
•Total income was up 32% boosted by net interest income (following interest rate rises) and net fee income.
•Costs rose (impacted by inflation) well below revenue. As a result, the efficiency ratio improved 7.2 pp to 37.7%.
•Net loan-loss provisions rose, as the normalization that began in previous quarters continued rising from low levels in previous years. The cost of risk remained low (1.84%) and the NPL ratio stood at 2.58%.
Compared to the previous quarter, attributable profit rose 10% in constant euros, driven by the performance in net interest income and cost management.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact decreased 3% year-on-year and customer deposits (excluding repos and in constant euros) increased 2%, driven by demand deposits (+10%).
In the first half of 2023, attributable profit was EUR 40 million, 24% higher year-on-year. In constant euros, growth was 22%, as follows:
•Total income rose 33%, boosted by the good performance of our core business lines. Costs rose 24%, mostly driven by the launch of new businesses and inflation but the efficiency ratio improved 2.4 pp to 34.9%.
•Net loan-loss provisions increased, though the cost of risk remained low (0.97%).
Colombia
Gross loans and advances to customers (excluding reverse repos and in constant euros) were 5% higher year-on-year. Deposits (excluding repos) rose 21% in constant euros due to time deposits (+78%).
In the first half of 2023, attributable profit was EUR 14 million, 11% higher year-on-year. In constant euros, profit was 29% higher:
•Total income grew 35% (net fee income and gains on financial transactions) and costs rose 28% due to inflation and the development of new business lines.
•Net loan-loss provisions were 164% higher, due to the growth in Auto and Prospera businesses. However, the cost of risk remained low (0.59%).

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Attributable profit
		/	H1'22		/	H1'22
	H1'23%		excl. FX	H1'23%		excl. FX

Uruguay	178	+62	+49	84	+41	+30
Peru	78	+40	+38	40	+24	+22
Colombia	31	+24	+43	14	+11	+29

36	January - June 2023

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Primary segments

DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 521 mn
Executive summary
→ The operating environment remained complex in 2023 as inflation and rising interest rates are denting consumer appetite. In this context, new lending rose 5% year-on-year in constant euros (+6% in auto).
→ We continued to reinforce our auto leadership with new strategic alliances, leasing and subscription. We completed the agreement with Stellantis in April and new leasing contracts increased 19% year-on-year. In non-auto, we continued upscaling our BNPL business.
→ Underlying attributable profit amounted to EUR 521 million, a 9% fall year-on-year (-7% in constant euros) driven by negative NII sensitivity to interest rate rises and the temporary levy on revenue earned in Spain. In this environment, we are focusing on new business pricing and profitability, increasing customer deposits, operating efficiency and cost of risk.

Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe in scale and profitability as it leverages Santander Consumer Finance's (SCF) auto and non-auto consumer finance footprint in Europe and Openbank’s technology stack.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe plus China and Canada) and works through more than 130,000 associated points of sale. It provides value propositions to its customers and partners to enhance their sales capacity by financing their products and developing advanced technologies to give them a competitive edge.
SCF aims to become the best-in-class auto financing and digital mobility service provider in Europe.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
Openbank's tech stack and product building capabilities, such as Zinia (BNPL), should allow us to exceed our customers' expectations.
DCB’s vision is to offer competitive financing solutions to maintain our European leadership in profitability and scale in Auto & Consumer Lending by leveraging the advantage of our proprietary platforms in Mobility and BNPL. Our strategy in 2023 is focused on accelerating transformation to boost future growth.

Digital Consumer Bank. Loan distribution
June 2023

Germany

France

Nordics

Spain

Italy

UK

Poland

Others

Our main priorities for 2023 are to:
•Secure leadership in global digital consumer lending by:
–Auto: progressing with strategic initiatives to build a world-class digital offering in mobility; aid OEMs' transformation journeys with online lending, leasing (both financial and operational) and subscription offerings; and provide our partners with innovative finance and sale solutions on dealer websites and in auto marketplaces.
–Consumer (Non-Auto): gaining market share through specialization and with tech platforms that build on our leadership in Europe through Zinia, our buy now, pay later (BNPL) service, checkout lending, credit cards and direct loans.
–Digital Bank: increasing loyalty among our Openbank and SC Germany retail customers and boosting digital banking.
•Continue the transformation of our operating model to defend our best-in-class efficiency through: (i) single IT platforms, (ii) a simpler operational structure, and (iii) automation and process redesign.
•Growth by progressing in transformational projects. In auto, through our new Stellantis partnership, the acquisition of MCE Bank Germany, opportunities with OEMs in addition to launch of our new leasing platform. In consumer, through the full transition to Zinia tech stack and branding, and the execution of pan-European agreements, with integrators and with global tech companies.
•Reduce sensitivity to rising interest rates with greater deposit acquisition and faster loan repricing. Moreover, we are driving an originate-to-distribute model to increase balance sheet mobilization and make the business more capital light.
We continue to support the green transformation of European mobility. In 2023, we aim to exceed the 150k new battery electric vehicles financed in 2022, while developing other new initiatives that are quickly spreading across Europe: electric chargers, solar panels, green heating systems, e-bikes, etc.
We were recognized as a Top Employer or Great Place to Work (GPTW) in four countries.

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Primary segments
Business performance
After a difficult environment in 2022, DCB is still facing a complex 2023. Some of the impacts include: (i) the change of TLTRO contractual conditions, (ii) rising interest rates temporarily compressing margins while our loan book reprices, and (iii) normalization from a very low cost of risk towards the average across the cycle and additional provisioning for our CHF mortgage portfolio in Poland.
However, new lending volumes are starting to pick up in Europe following a very weak 2022. DCB's new lending increased 5% year-on-year (+6% in auto), having achieved significant growth in 2022 despite a shrinking market.
In Auto, our leasing solutions and commercial focus generated a greater than 19% year-on-year increase in the number of leasing contracts. We continued to develop our proprietary leasing platform for Europe with the ambition of disrupting the market by building organic capabilities.
Our Auto Subscription Service offers flexible subscriptions from one month and up. Our platform-based business has two models: (i) Wabi, our direct-to-consumer owned brand, is already live in Spain, Norway and Germany and will expand to other countries in the coming years; and (ii) Ulity, a white label solution for OEMs and Service Car companies launched in June 2022. Through Ulity we have already entered into relevant agreements with pan-European ride-hailing services (RHS) and OEMs.
In H1, we renewed our partnership with Stellantis in Europe, which will allow us to consolidate our position as their main financing partner. We aim to grow our Stellantis brand portfolio by c.30% to EUR 40 billion by 2026.
In BNPL, Zinia continues to achieve outstanding results with 5.2 million contracts since its launch and more than 56,000 retail merchants connected.
The joint venture with TIMFin, the leading Italian telecommunication company, has more than 1.9 million contracts since launch as well as >5,800 active points of sale and >2,500 connected merchants.

Activity
EUR billion and % change in constant euros

+1%
	QoQ		+2%
QoQ
128
	+8%	65	+11%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
The stock of loans and advances to customers increased 7% year-on-year. In gross terms, excluding reverse repos and in constant euros they rose 8% year-on-year to EUR 128 billion (76% is auto).
Customer deposits increased 8% in euros, +9% excluding repos and in constant euros, to EUR 62 billion. We have launched several initiatives to accelerate customer deposit growth, resulting in a EUR 5.1 billion (in constant euros) increase even after selling the JV with Stellantis in Germany in Q2 2023.
Our recourse to wholesale funding remained strong and diversified.
Results
Attributable profit in the second quarter was EUR 521 million, 9% down year-on-year in euros. In constant euros, profit fell 7% (-3% excluding the impact of the temporary levy in Spain):
•Total income increased 5%. To neutralize the negative sensitivity to rising rates we are actively repricing loans, focusing on the most profitable segments and increasing customer deposits so that they become the main funding source. As a result NII rose 3%.
Net fee income declined 7%, impacted by new insurance regulation capping fees in Germany. Gains on financial transactions along with other operating income considerably increased, supported by leasing income.
•Costs increased 7%, mainly affected by strategic transformation investments, business growth and inflation. In real terms costs fell 1%. Net operating income increased 3% and the efficiency ratio stood at 49.4%.
•Net loan-loss provisions increased 48%, coming from a low base in 2022. Credit quality remained robust. The cost of risk remains low (0.54%) but is normalizing and the NPL ratio improved to 2.04%.
•By country, the largest contribution to attributable profit came from Nordic countries (EUR 137 million), the UK (EUR 96 million), France (94 million) and Germany (EUR 84 million).
Compared to the previous quarter, attributable profit increased 14% driven by higher net fee income and lower costs. In the quarter, we recorded the contribution to the SRF, while in Q1 2023 we had the negative impact of the temporary levy on revenue earned in Spain.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	1,315	-2	-2	2,658	+3	+5
Expenses	-655	-1	0	-1,314	+5	+7
Net operating income	660	-3	-3	1,344	+1	+3
LLPs	-222	+15	+16	-415	+45	+48
PBT	481	+7	+8	928	-8	-7
Attributable profit	277	+14	+14	521	-9	-7
Detailed financial information on page 70

38	January - June 2023

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Primary segments

Corporate Centre	Underlying attributable profit
-EUR 620 mn
Executive summary
→ The Corporate Centre continued to support the Group.
→ The Corporate Centre’s objective is to define, develop and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
→ Lower underlying attributable loss compared to H1 2022 due to higher liquidity buffer remuneration and lower negative impact from foreign currency hedging.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to countries and divisions by encouraging the exchange of best practises, driving and managing innovative global initiatives and defining corporate policies, all in the field of communication, marketing and sustainability.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. In June 2023, the liquidity buffer exceeded EUR 317 billion.
This activity is carried out by the diversification of funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
The price of these operations with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the operation) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedge countervalue related to the units’ next twelve months results in euros. Net investments in equity are currently hedged, EUR 16,102 million (mainly in Mexico, the UK and Brazil) with different FX instruments (spot or forwards).
•Management of total capital and reserves: team responsible for the Group's capital analysis, adequacy and management. Its functions include: coordination with subsidiaries, monitoring returns to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In the first half of 2023, attributable loss of EUR 620 million was 40% lower than in H1 2022 (-EUR 1,040 million) because:
•Net interest income improved EUR 259 million, driven by higher liquidity buffer remuneration as a result of rising interest rates.
•Higher gains on financial transactions (EUR 182 million better), due to lower negative FX hedging impacts.
•Lastly, other results and provisions were down slightly.

Corporate Centre. Underlying income statement
EUR million and % change
	Q2'23	Q1'23	Chg.	H1'23	H1'22	Chg.

Total income	-218	-124	+75%	-342	-747	-54%
Net operating income	-312	-219	+43%	-531	-926	-43%
PBT	-341	-260	+31%	-601	-1,014	-41%
Attributable profit	-341	-279	+22%	-620	-1,040	-40%
Detailed financial information on page 71

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 3,269 mn

Executive summary

Results. (H1'23 vs. H1'22). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit decreased as the growth in revenue was offset by higher costs and provisions			Continued growth in asset and liability volumes
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+7%	+9%	+21%	857	+1% YoY	825	+2% YoY
Customers

Commercial activity
In the last few years, we initiated our operating and business model transformation, focused on process digitalization and product simplification. Our goal is to guarantee personalized and tailored support, in order to respond to one of our main priorities; the continuous improvement of our service.
This transformation of our operating and business model is aimed at becoming a digital bank with branches, where customers are at the centre of our strategy.
Increasing digitalization allows us to simplify our offering and automate our operations and improve the front-end (what the customer uses) and back-end (i.e. the bank's operating systems) operations. This will allow us to reduce the cost to serve while improving customer experience.
This improvement allows our teams in the offices to dedicate more time to offer a more personalized service, especially for those financial decisions that are more important or require more advice from our professionals.
The outstanding work carried out for the SME segment, coupled with personalized service and financial and non-financial support, was recognized by Euromoney, which named Santander as the World's Best Bank for SMEs.
These service quality, digitalization and multichannel initiatives enabled us to reach 164 million customers in the Group, having increased by more than 9 million in the last 12 months. Active customers grew 2% and digital customers +5%.
Gross loans and advances to customers excluding reverse repos and the exchange rate impact rose 1% year-on-year and customer funds (excluding repos and in constant euros) increased 2%.

Results
Attributable profit in the first half of 2023 was EUR 3,269 million, 19% lower year-on-year. In constant euros, it decreased 20%, as follows:
•Total income grew 7% driven by higher net interest income (+11%) and net fee income (+3%).
•Costs increased 9%, impacted by inflation. Net operating income grew 5% and the efficiency ratio stood at 43.9%.
•Net loan-loss provisions rose 21%, mainly driven by the increases related to cost of risk normalization in North America.
•Impact of the temporary levy on revenue in Spain recorded in the first quarter.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	11,206	+4	+4	21,985	+6	+7
Expenses	-4,891	+3	+3	-9,646	+7	+9
Net operating income	6,315	+5	+4	12,339	+6	+5
LLPs	-2,877	-1	-2	-5,776	+22	+21
PBT	2,683	+11	+11	5,091	-16	-17
Attributable profit	1,718	+11	+10	3,269	-19	-20
Detailed financial information on page 72

40	January - June 2023

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 1,876 mn

Executive summary

Results. (H1'23 vs. H1'22). % change in constant euros		Our aim and strategic priorities

Strong profit growth underpinned by our geographic and business diversification
Total income	Underlying attributable profit
+24%	+28%
Efficiency ratio	RoTE
34.7%	29.2%
Revenue growth by business and region		Other highlights in the quarter

TOTAL
Others
Global Debt Financing
Global Transactional Banking
Markets
3,524
+24%
4,353
997
+14%
1,591
+42%
1,626
+22%
H1'22
H1'23

+16%
+34%
+28%

Strategy
2023 began with instability in the financial sector caused by the difficulties faced by some financial institutions in the US and Europe, which led to market volatility and continued uncertainty (relating to higher funding costs, liquidity restrictions and high inflation). Moreover, geopolitical tensions fuel offshoring plans that will determine investments and require supply chain financing solutions.
In this context, SCIB has continued to make progress in implementing its strategy to transform its business and position itself as the strategic advisor to its clients, offering high value-added, specialized products and services with a particular focus on energy transition and digital transformation.
Our objectives are to double the size of our US franchise focusing on strengthening our advisory capabilities, mainly in those sectors with the greatest growth potential such as energy transition, technology or healthcare; continue the globalization of the Markets business with focus on institutional investors and in the US, improving our global platform for FX and Over-the-Counter (OTC) derivatives in the main commodity markets; and accelerate the rotation of assets to optimize profitability.
During the first half of the year, SCIB completed the merger of Amherst Pierpont Securities (APS) and Santander Investment Securities (SIS). The new entity, named Santander US Capital Markets LLC (SanCap), is a key element in the reorganization and globalization of SCIB's Markets business and in the franchise's growth in the US.

In terms of relevant transactions in the second quarter, in ESG the Export Finance operation for the development of two battery manufacturing gigafactories in Europe and the US. In ESG Sustainable Tech, taking advantage of SCIB's hydrogen expertise and strong execution capabilities in France, we acted as exclusive financial advisor to Forvia and Michelin in the sale of a substantial stake in Symbio to Stellantis, the largest hydrogen transaction worldwide.
Also, SCIB supported the Spanish solar energy company Bruc Energy with a EUR 200 million Equity Bridge Loan. Finally, of note are SCIB's mandates to structure financing for hydrogen and sustainable aviation fuel (SAF) projects.
In the Digital Solutions Group (DSG) sector, Santander acted as the sole global coordinator in Poland for the sale of shares in an international provider of trading and investment technology solutions specialized in the OTC financial market.
In digital transformation, in the second quarter 2023, SCIB became a shareholder of Komgo, the world's largest trade finance network for banks and corporates. SCIB will benefit from Komgo's technology to improve communication between customers and banks, and its agility to deploy solutions in the trade finance and commodities space, driving the digitalization process of large multinationals.
In H1 2023, SCIB created a partnership with Allianz Trade (an insurer) and Two (a B2B e-commerce payments platform fintech) to offer our clients a new receivables solution. This pioneering alliance will allow customers to maintain their 30- or 60-day B2B invoice payment habits within the e-commerce environment, replicating the extended buy now, pay later retail model.

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Secondary segments
Results
Attributable profit in the first half of 2023 amounted to EUR 1,876 million (32% of the Group's total operating areas), 22% higher than in H1 2022. In constant euros, profit rose 28%, with significant growth across core businesses and gaining market share.
In H1 2023, revenue amounted to EUR 4,353 million and grew 21% year-on-year. In constant euros, revenue rose 24% with all regions growth more than 15%. Performance by business was as follows:
•Global markets: revenue was 22% higher year-on-year with a solid first half driven by good management of market volatility.
Europe and Asia performed well in a complex macroeconomic environment. Securities Finance, Credit and Equity Derivatives were the top performers.
In Latin America, revenue grew at double-digit rates. In Mexico, the first long-term repo operation with Millenium stands out. In Brazil, the electricity and commodities desks achieved excellent results, showing the added value of the Markets area.
In the US, the activity continues to be strong with focus on SanCap, highlighting the performance of the interest rate derivatives business as well as solid growth in Securities Finance, Exchange Traded Derivatives, Over-the-Counter and Fixed Income Rates. There was notable demand from the corporate segment and Financial Sponsors.
•Global Debt Financing: total income was 14% greater than in H1 2022. In Structured Finance the results continued to rise, positioning us in the top 3 of the mandated lead arranger (MLA) ranking in Europe and holding the second position globally for renewable transactions. During the last few months, the relevant syndication transactions in the infrastructure space was completed.
Excellent results in Debt Capital Markets (DCM) as it remained very active in Europe and Latin America, positioning itself as a leader in dollar-denominated issuance for European and Latin American companies. Some of the most relevant transactions were with AT&T and EDF.
In Securitizations, total income increased more than 40% year-on-year, following the upward trend in the first quarter.
•Global Transactional Banking increased revenue by 42% year-on-year. Cash Management continued last year's upward trend, providing our customers with innovative products and services that facilitate the digitalization and simplification of their businesses with an end-to-end vision of their value chain.
In Trade & Working Capital Solutions, of note was the first Inventory Finance and massive invoice deduction in the US.
Export Finance increased its portfolio and maintained leadership in the ESG industry through innovative structures, such as the Green Investment Policy launched by the Spanish ECA (CESCE). In the period, Santander was named among the "Perfect 10 Deals of the Year 2022" by TXF in renewables, rail transport and most innovative operation categories.
•Corporate Finance: solid performance, with Equity Capital Markets (ECM) growing at double digits.
In the Telecommunication, Media, Technology industry, SCIB advised Global Infrastructure Partners on its EUR 16 billion acquisition of Vantage Towers .
In Energy, SCIB consolidated its position in the renewable energy sector in Europe and Latin America, with the sale of a renewable energy portfolio by Ardian to Naturgy, and the sale of a stake in an operating portfolio by Bruc Energy to Interogo Holding.
Finally, SCIB strengthened its presence in the offshore wind energy sector by advising DGE on the sale of a stake in the UK Morey East offshore wind farm to Inpex.
In Consumer Retail Healthcare, SCIB continued to expand its franchise through the most important transactions in the sector. Of note were the advisory services provided to Heineken in the minority acquisition of Poland's Grupa Zywiec, the BRL 4.1 billion acquisition of Assai in Brazil, and the PLN 1.5 billion ABB and Pepco deal in Poland.
SCIB continued to be a benchmark player in the infrastructure sector, both in Europe and Latin America. This quarter, SCIB advised the Canadian pension fund CPPIB on the acquisition of a 25% stake of FCC Environmental, and Sacyr in the sale of their Environmental division to Morgan Stanley.
Operating expenses increased 18% year-on-year due to investments in products and franchises under development. However, at 34.7%, efficiency was well below the sector.
Low need for loan-loss provisions in H1 2023, compared to releases in 2022 in Europe and Brazil.
Compared to the previous quarter, revenue growth was slightly lower, due to some seasonality and the SRF contribution (EUR 109 million before tax). Attributable profit decreased 5% in constant euros.

SCIB. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	2,147	-3	-1	4,353	+21	+24
Expenses	-772	+5	+5	-1,510	+17	+18
Net operating income	1,375	-6	-5	2,843	+23	+27
LLPs	-31	—	—	-3	—	—
PBT	1,320	-10	-8	2,779	+22	+26
Attributable profit	899	-8	-5	1,876	+22	+28
Detailed financial information on page 72

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 819 mn

Executive summary

Results. (H1'23 vs. H1'22). % change in constant euros
Revenue[1]	Fee income as % of total Group [2]	AuMs	RoTE	Net new money	Net sales	Fee income
+25%	30%	+10%	89%	EUR 6,391 mn	EUR 3,219 mn	EUR 873 mn
				CAL: EUR 285 bn	AuMs: EUR 207 bn	+8% vs. June 2022
Total contribution to profit by business				Other highlights of the period

Chg. /H1'22
1,637
+30%
Private Banking
617
+122%
SAM
271
-6%
Insurance
749
+8%
H1'23

				PB customers	SRI[3] AuMs	Gross written premiums
				+10% vs. June 2022	EUR 58.6 bn	EUR 6.3 bn
PB Network AuMs
				EUR 50.0 bn +10%	+95%	+11%

1. Including fees generated by Asset Management and Insurance ceded to the commercial network. If not included, +44%.				3. Socially Responsible Investments.
2. Including fee income ceded to commercial network.

Commercial activity
We continued to work to become the best responsible Wealth & Protection Manager in Europe and the Americas, being one of the Group's growth drivers with 30% growth year-on-year in the contribution to Group profit. In June, Euromoney recognized us as Latin America's Best Bank for Wealth Management.
•In Private Banking, we continued to leverage our global platform to enable customers to benefit from our scale and international presence and providing tailored solutions, making it easy for them to move from one region of the Group to another. In terms of collaboration, we remained leaders in investment flow between Latin America, Europe and the US, managing network business volumes (cross-border business between markets) of EUR 50 billion.
Our collaboration business with SCIB continued to increase, especially in Spain, Brazil and Mexico. In the first half of the year, it generated EUR 86 million of revenue, 12% higher year-on-year.
We continued to widen our value proposition and to innovate in our product range. We had a particular focus on alternative products, structured products, secured lending and socially responsible products (ESG).
In alternative products, we have EUR 2.7 billion in total commitments. In the period, we expanded our product range, seeking opportunities for our customers using the most suitable products in each region.
In Spain, during the second quarter, the focus was on the marketing of a venture capital fund and a venture capital company, managed by Santander Asset Management, which invests in innovative companies in the field of energy transition: Santander Innoenergy Climate Fund.
In Miami and Geneva, following the launch of Berilo II (debt feeder to Bain Capital's GSS 2022 fund), we launched a new fund of funds to take advantage of the Private Equity investment opportunity.
Our discretionary portfolio management offering now represents 10% of total assets under management (AuMs), growing EUR 1,088 million in the first half of the year, mainly in Spain and Portugal.
Our real estate investment service, which is capturing a large part of investment flows between Latin America, Europe and the US, reached a total volume of EUR 120 million in transactions in the first half of the year.
Our work was recognized by Euromoney as the Best Private Bank in Latin America, as well as the Best International Private Bank in Mexico, Argentina, Brazil, Peru, Uruguay, Poland and Portugal. In addition to the Best Global Private Bank in Cybersecurity and Digital Portfolio Management in Europe by the Professional Wealth Management magazine, a Financial Times publication. The scope of these awards demonstrates the value of the combination of Santander Private Banking's global platform with local knowledge and presence in each of the markets in which it operates.
•In Santander Asset Management (SAM), commercial activity recovered, following market instability in 2022. However, the shift towards fixed income is reducing the average portfolio margins. We continued to be the global product platform of choice for our retail banks, with more than EUR 548 million in total distribution fees generated, in line with the previous year despite lower margins.
In Spain, we developed the discretionary portfolio management model and launched two new funds whose advisory services are delegated to entities such as BlackRock (U.S. equities) and Fidelity (Asia).
The range of alternative products aimed primarily at our institutional clients and family offices is becoming increasingly robust. In the alternatives business, we launched 22 vehicles globally, with EUR 2 billion committed. Our main strategies include Private Debt, Infrastructure, Trade Finance and Real Estate, including Santander Alternative Leasing fund, named among the three most profitable alternative funds in Spain in 2022.

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Secondary segments
We made further headway with our ESG strategy. We offer 113 ESG products globally and assets under management amounted to EUR 40.5 billion. We managed to position ourselves among the top 5 fund managers that improved the most between 2020 and 2022 in the ShareAction ranking of responsible investment, and we were the only Spanish fund manager in it. In addition, Mexico recently joined Spain, Portugal, the UK, Germany, Chile and BPI in launching the Santander Prosperity fund in partnership with RED, named Best Product Innovation in The Global Private Banker Innovation Awards 2023.
Our efforts to continue improving and offering the best investment solutions were recognized through several awards in the period, for example, in Spain we won the best fixed income manager and in the UK the best multi-asset manager. In Chile, we were the fund manager that received the most recognitions at the Salmón awards.
•In Insurance, we maintained a healthy growth rate in premiums (+11%), mainly in the savings business.
Savings insurance sales were particularly strong in Europe, mainly as a result of the good commercial activity of unit-linked insurance in Spain. Of note was the launch of a health product in the UK with BUPA, a leading global healthcare provider. In Portugal, we continued with the business transformation, for example, we digitalized the Home product sales process.
In the Americas, the diversification of the non-credit insurance business continued strongly with growth in new sales. We completed the Savings offering with a new Unit Linked product (diversified insurance fund) in Mexico. In Brazil and Argentina, we launched products with special benefits for women.
The motor vehicle insurance business grew 17%. Our Autocompara platform, operative in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.4 million active policies. In SMEs, fees grew 12%.

Business performance: SAM and Private Banking
Constant EUR billion

Total assets under management
Funds and investment*
- SAM
- Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Mar-23	/ Jun-22
+3%	+10%
+2%	+4%
+4%	+7%
-1%	+5%
+9%	+26%
0%	+6%
+2%	0%

Note: Total assets marketed and/or managed in 2023 and 2022.
* Total adjusted private banking customer funds managed by SAM.
Business performance
Total assets under management amounted to EUR 440 billion, 10% higher year-on-year, driven by intense commercial activity.
•In Private Banking, the volume of customer assets and liabilities (CAL) stood at EUR 285 billion, 12% higher than in June 2022. Net new money amounted to EUR 6,391 million. Net profit in H1 2023 was EUR 617 million, twice that of the same period in 2022, primarily backed by net interest income and commercial activity improvement. Clients increased 10% to more than 250,750.
•SAM's total assets under management was EUR 207 billion, up 7% compared to June 2022, recovering from last year's fall. Net sales were positive in the period reaching EUR 3.2 billion, reversing 2022 trend. SAM’s contribution to the Group's profit was EUR 271 million,
-6% year-on-year, due to even lower average volumes and lower margins as a result of a shift towards fixed income products.
•In Insurance, the volume of gross written premiums in H1 2023 amounted to EUR 6,252 million (+11% year-on-year). Total fee income rose 8%. The total contribution to profit stood at EUR 749 million, +8% year-on-year.
Results
The total contribution to the Group this year (including net profit and total fees generated net of tax) was EUR 1,637 million, up 30% year-on-year.
Attributable profit in the first half of 2023 was EUR 819 million, 70% higher year-on-year. In constant euros, it was also 70% higher:
•Total income increased 44%, mainly driven by higher net interest income.
•Total fee income generated, including ceded to the commercial network, amounted to EUR 1,832 million and represented 30% of the Group's total fee income, a 2% increase year-on-year, despite the market impact on volumes and margins.

Total fee income generated
Constant EUR million

1,832	〉	2%	30%
		vs. H1'22	/ total Group
•Operating expenses were 11% higher year-on-year, due to investments and higher costs related to increased commercial activity.
Compared to the previous quarter, underlying attributable profit rose 18% in constant euros, driven by the positive performance in total income.
Overall, the second quarter was very positive as we continued to grow at double-digit rates on a consolidated basis despite the macroeconomic environment.

Total contribution to profit
EUR million and % change in constant euros
Q2'23		H1'23

	864		1,637
+12%	/ Q1'23	+30%	/ H1'22

WM&I. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	887	+7	+7	1,717	+44	+44
Expenses	-283	+2	+2	-561	+11	+11
Net operating income	604	+10	+10	1,156	+68	+68
LLPs	15	—	—	16	—	—
PBT	607	+15	+15	1,136	+72	+72
Attributable profit	442	+17	+18	819	+70	+70
Detailed financial information on page 73

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Secondary segments

Underlying attributable profit
-EUR 103 mn

Executive summary

Revenue performance	Our business

Solid revenue growth[1]	Merchants	International Trade	Payments
+27% H1'23 vs. H1'22	Global payments solutions for all merchant segments	International trading solutions for business	Wholesale account-to-account payment solutions

Our main strategic priorities	Main growth drivers

•Scaling up our global technology platform •Accelerating our commercial growth •Pursuing the open market opportunity	Merchants Total Payments Volume[1]	Merchant number of transactions
	+25% vs. H1'22	+32% vs. H1'22
1. Constant EUR million.

Strategy
PagoNxt aims to achieve a global leadership position in payments through our distinctive, holistic and customer-centric value proposition. We are a one-of-a-kind paytech business providing customers with a wide range of innovative payments and integrated value-added services.
We focus on several strategic and high-growth business segments:
•Merchants: providing global and integrated acquiring, processing and value-added solutions for physical and e-commerce merchants.

•International Trade: delivering specialized cross-border trading solutions (payments, FX, cash management, trade finance) for businesses, in a large and global market yet to be fully digitalized.

•Payments: providing wholesale account-to-account payments processing and instant connectivity to schemes in multiple geographic areas through a highly scalable model.

PagoNxt's technology platform and specialist teams serve Grupo Santander's payments needs and additionally cater for open market opportunities beyond Santander's business, delivering complete solutions for millions of businesses and individuals.
PagoNxt runs an efficient global operating model, extending across three core regions (Europe, South America and North America) and adopting bank-grade security and compliance embedded in our customer products.
PagoNxt's strategy is anchored on the following key levers:
•Scaling up our global, cloud-native, secure and efficient platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud and API based to ensure access to PagoNxt's features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Accelerating commercial growth by continuing to strengthen our international commerce and trade ecosystem, offerings and distribution through Santander's commercial platforms, with a focus on SMEs.
•Maximizing the open market opportunity through direct commercialization and distribution partnerships (with integrated software vendors and others), increasing our market penetration in Europe, South America and North America and extending our footprint to additional strategic countries.

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Secondary segments
Business performance
Our global Merchant franchise, under the Getnet brand, reached EUR 95.4 billion Total Payments Volume (TPV) in H1 2023, 25% higher than H1 2022 (in constant euros). Revenue grew by 16% year-on-year (+12% in constant euros).
The growth in TPV was spread across our main regions. Getnet Brazil's TPV increased 15% in H1 versus previous year enabled by our propositions for SMEs and tailor-made solutions for large accounts and new verticals. Getnet Mexico's TPV grew by 31% in H1 2023 leveraging our new global platform which continues to be enhanced with new value added services. Getnet Europe showed a year-on-year TPV growth of 32% due to positive commercial dynamics both in the Spanish and Portuguese markets.
In the last quarter, we continued to make progress in our journey to consolidate Getnet as a fully-licensed acquirer across Europe and Latin America by offering e-commerce and PoS solutions and Value-Added Services, developing propositions for SMEs and multinationals and building a deep understanding of the banking channel and experience in partnerships.
Some highlights in H1 2023 were:
•Delivery of new global solutions (e.g. working capital), new Value-Added Services (e.g. dynamic currency conversion, tap on phone) and new vertical specific propositions (e.g. airlines processing capabilities and solutions for restaurants) on the global merchant platform.
•Continued deployment of the franchise through the launch of Getnet Portugal and acquiring services in Argentina.
•Commercial development through actively targeting strategic opportunities in the open market expanding our distribution channels beyond Santander networks and through the addition of a number of new core large corporates across markets.

Merchants
Number of Transactions			Total Payments Volume
Millions			Constant EUR billion

	+32%	4.4		+25%	95.4
3.3
76.6

H1'22		H1'23	H1'22		H1'23
Ebury continues to make great progress in delivering its strategy of becoming a global SME transaction banking leader. It has continued to show strong performance in its B2B offerings targeting the open market, driven mainly by FX services. Ebury´s management priorities are continuing to develop its customer value proposition (e.g. new FX capabilities, mobile app development) and expanding into new areas.
Our One Trade platform, which offers international services (including payments, FX and trade finance) for Santander customers, replacing the local systems with a single, common and interconnected technology solution, also continued to show increased activity. All key modules are now operational: OneTradeView (a tool that allows customers to view all accounts with Santander regardless of location), International Payments (already fully rolled out in Spain and already reaching around 8,000 active customers), FX (i.e. digital service for SMEs to handle FX flows) and Trade Finance. Additionally, a new direct offering of pay-in and pay-out capabilities through an e-money vehicle w launched in H1 focusing on the open market.

PagoNxt made significant progress in H1 2023 in its roadmap to become Santander´s wholesale payments processing provider, centralizing all types of payments (except cards). A significant volume of payments in Spain has already been migrated, becoming one of the largest A2A payments processors in the Eurozone.
Results
Attributable profit in the first half of 2023 amounted to -EUR 103 million, compared to -EUR 104 million in the first half of 2022.
Total income was EUR 521 million, a 31% increase year-on-year (+27% in constant euros), backed by the increase in business activity and volumes across regions especially in our Merchant (Getnet) and Trade (Ebury) businesses.

PagoNxt. Revenue performance
Constant EUR million

521
+27%
409

H1'22		H1'23

In the period, costs reflected the ongoing investment plans to develop and implement global technology.
Compared to the first quarter, profit improved to -EUR 48 million from -EUR 55 million.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q1'23		/	H1'22
	Q2'23%		excl. FX	H1'23%		excl. FX

Revenue	277	+14	+12	521	+31	+27
Expenses	-295	+6	+6	-573	+28	+27
Net operating income	-18	-48	-40	-52	+4	+18
LLPs	-6	-5	-5	-12	+11	+10
PBT	-34	-20	-13	-77	+19	+31
Attributable profit	-48	-13	-9	-103	0	+4
Detailed financial information on page 73

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RESPONSIBLE BANKING

TARGETS

We continue to make progress in our ESG agenda, working towards the fulfilment of our public targets:
More information available at www.santander.com/en/our-approach.
Definitions in Alternative Performance Measures chapter and Glossary.
Note: Not taxonomy.
1.Starting Jan-23. Does not include financial education. Data not audited.

HIGHLIGHTS

•Our Climate Finance Report 2022-June 2023 follows the framework established by the Taskforce on Climate-related Financial Disclosures (TCFD) and incorporates developments such as the Glasgow Financial Alliance for Net Zero (GFANZ) transition guidelines to disclose the progress in our transition plan and in the integration of climate-related risks and opportunities, in particular, in sectors with decarbonization targets.
•We won Euromoney's World's Best Bank for Financial Inclusion award for the third consecutive year.
•At the V International Meeting of Rectors held in Valencia on 10 May, we announced that we will invest EUR 400 million to promote education, employability and entrepreneurship between 2023-2026.
Of note among the implemented ESG initiatives were:

E	Environmental
•In line with our target to facilitate EUR 120 billion in green finance by 2025 and EUR 220 billion by 2030, we have mobilized EUR 98.6 billion in green finance since we set our target in 2019.
•The volume of AuMs in socially responsible investments was EUR 58.6 billion.
•As part of our commitment to support our customers towards a green transition, more than 21 million cards were made from recycled materials, which allowed us to reduce the use of 189 tonnes of plastic per year.
•We hosted the CDP Europe annual meeting, an international non-profit organization specializing in environmental impact, which brought together the sustainability managers of Spain's leading companies.
•Santander España promoted sustainable mobility for its employees through the installation of 502 electric chargers, well above (x17) the number of chargers established by regulatory requirements.
•We signed our first agreement with International Finance Corporation (IFC) to promote sustainable building practices in Mexico to support energy and environmental efficiency. It is an Excellence in Design for Greater Efficiencies (EDGE) certification, which recognizes a structure or building as sustainable.
•We partnered with CBRE to contribute to the decarbonization of the real estate sector in Spain by providing advice and funding to improve the energy efficiency of buildings.

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S	Social
•We further strengthened our financial inclusion proposition. Since January, we reached 900.000 people in relation to our goal of reaching 5 million between 2023 and 2025.
•In June, we celebrated the 15th "Euros from your Paycheck" contest in Spain, chaired by Her Majesty the Queen and the Group's Chair, Ana Botín. This is a programme to promote social projects sponsored by employees and is subject to an internal voting system. A total of 2,600 employees participated and nearly EUR 700,000 was raised.
•Through the Santander Consumer USA Foundation, we will provide USD 7 million worth of technology equipment to low-income households in Arizona.
•In Mexico, we agreed with the Secretary of Economic Development of Oaxaca (SEDECO) to provide more than EUR 80 million this year to foster financial inclusion among more than 1,000 SMEs in the region. In addition, 25,000 Mexican farmers benefited from our financial education programme called “Cultivando mi futuro financiero”.
•In Poland, through the "We Will Double Your Impact" campaign, we allocated around EUR 225,000 to develop the helpline managed by the Empowering Children Foundation.

G	Governance
•The Board remuneration policy, which includes ESG issues for the executive directors with a 20% weighting, was approved with 90.78% support at the AGM.
•This quarter, we published the ESG reports of Brazil, Chile, Mexico, Portugal and the US.

H1 2023 AWARDS

•We won the award for Most Impressive Bank for ESG Capital Markets in Latin America at the Bond Awards 2023, organized by GlobalCapital.
•In Brazil, the Exame Magazine named us The Best of ESG 2023.
•Responsible Business Forum recognized us for the responsible practices of Santander in Poland and its foundation in the report "Responsible Business in Poland 2022: good practices". In addition, the "Diversity IN Check" tool, which measures diversity management in organizations, included the bank for its inclusive work environment.
•We were awarded in the US with the SAS Global Hackathon in the banking sector for the development of an online carbon footprint tracker to measure the impact from customers.
•In Mexico, we were included in the Top 5 of the Super Companies 2023 Ranking by TOP Companies, which selects the best companies to work for. In addition, the Mexican Institute of Finance Executives awarded us with the Gender Equality Award 2023.
•In Uruguay, we were acknowledged by the Great Place to Work ranking as one of the best companies to work for.
•In the UK, our partnership with Alzheimer's Society won five new awards recognizing the work done to help both customers and the community.

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CORPORATE GOVERNANCE

Reduction of the share capital by 1.64% in regard to shareholder remuneration applicable to 2022 results
The board of directors reduced the Bank's share capital in the amount of EUR 134,924,476.50 by cancelling 269,848,953 of its own shares. These own shares represent 1.64% of share capital prior to the capital reduction and were acquired in the buyback programme carried out between March and April 2023 as part of the shareholder remuneration charged against 2022 results. The capital reduction, which was approved by the general shareholders’ meeting on 31 March 2023, obtained the required ECB’s approval on 27 June and was registered in the Commercial Registry of Cantabria on 30 June. Consequently, Article 5 of the Bylaws was amended to reflect that the Bank’s share capital is set at EUR 8,092,073,029.50, comprising 16,184,146,059 shares that have a nominal value of EUR 0.50 per share, which belong to the same class and accord the same rights.
The four share buyback programmes against 2021 and 2022 earnings and the related share capital reductions have resulted in the redemption of almost 7% of the Bank's shares (1,156,495,243 shares) since November 2021.

Changes in the organizational structure of the Group's Senior Management
On 26 April, the Bank announced the appointment of Christiana Riley as regional head of North America, effective on 1 October. Ms Riley will lead all the businesses in the US and Mexico, with the respective country heads reporting to her. Most recently, she was regional head for Deutsche Bank in the Americas.
In addition, on 7 June, the board of directors appointed Daniel Barriuso Group Chief Transformation Officer, subject to the necessary regulatory approval being obtained. Mr Barriuso had been our Global Chief Information Security Officer (Global CISO).
Finally, on 15 June, the Bank announced the appointment of Pedro Castro e Almeida as regional head for Europe to succeed António Simões. Mr Simões will depart from the Group on 1 September, when this appointment will take effect. Mr Castro e Almeida, who will continue as CEO of Santander Portugal, will be responsible for the businesses in Europe and leading transformation in the region, with the country heads of Spain, the United Kingdom and Poland reporting to him.

Changes to the international advisory board’s composition
On 24 April, Carolyn Everson joined the international advisory board of Banco Santander. Ms Everson is a director at The Coca-Cola Company and at The Walt Disney Company. She has extensive experience in technology and media companies.

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SANTANDER SHARE
In application of the shareholder remuneration policy for 2022, the bank paid a second cash dividend of EUR 5.95 cents per share against 2022 results in May.
Likewise, and in application of the shareholder remuneration policy for 2022, a second share buyback programme was carried out March and April 2023 for EUR 921 million, representing 1.64% of the share capital. The shares acquired were amortized and the corresponding capital reduction was executed under the terms explained in the corporate governance section.
After carrying out both actions, total shareholder remuneration against 2022 results was EUR 3,842 million, approximately 40% of 2022 underlying profit.
The shareholder remuneration policy the board approved for the 2023 results is a payout of approximately 50% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately as 50% in cash dividend and 50% in share buybacks. The execution of the shareholder remuneration policy is subject to future corporate and regulatory approvals.
Share price performance
The second quarter of 2023 was again characterized by inflationary pressures, which, despite having declined, remain persistently high. The main central banks continued to rise interest rates, albeit at different speeds.
The Federal Reserve, after a 25 bp increase in May, paused raising rates in June to properly assess their impact on the economy, leaving rates at 5.25%.
The European Central Bank, eased its rate up by 25 bps at each of its last two meetings to 4.00%, while the Bank of England surprised the market with a 50 bp rise to 5.00% at the June meeting, following the acceleration in core inflation.
In this context, the main central banks maintained that it is too early to say that their ceiling was reached and predicted possible rises in the following meetings.
All in all, the global economy remained resilient, with better prospects for 2023 than forecast at the beginning of the year, mainly due to strength in US household spending, lower gas prices in Europe, the reopening of China, the end of the global covid-19 health emergency announced by the World Health Organization in May, and the robustness of the labour market in many economies.
The European financial sector maintained a positive performance after first quarter turbulence, mainly due to the isolated crises suffered by some American banks, which subsequently affected Credit Suisse, and to the uncertainty in the debt ceiling negotiations in the US.
The Santander share price ended the quarter with a positive return of 21%, outperforming the market in relative terms. In the banking sector, EuroStoxx Banks was up 12%, DJ Stoxx Banks increased 11% and MSCI World Banks decreased slightly 0.2%. The other main indices closed up, Ibex 35 +17% and DJ Stoxx 50 +10%.

Share price

START 30/12/2022	END 30/06/2023
€2.803	€3.385

Maximum 07/03/2023	Minimum 03/01/2023
€3.873	€2.812

Comparative share performance

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Market capitalization and trading
As at 30 June 2023, Banco Santander’s market capitalization of EUR 54,783 million1 was the second largest in the eurozone and 27th largest in the world among financial institutions.
The share’s weighting in the DJ Stoxx Banks index was 6.7% and 11.6% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end March was 11.1%.
A total of 6,585 million shares were traded in the period for an effective value of EUR 21,880 million and a liquidity ratio of 40%.
The daily trading volume was 51.8 million shares with an effective value of EUR 172 million.
Shareholder base
The total number of Santander shareholders at 30 June 2023 was 3,802,161, of which 3,349,755 were European (73.23% of the capital stock) and 440,853 from the Americas (25.42% of the capital stock).
Excluding the board, which holds 1.15% of the bank’s capital stock, retail shareholders accounted for 42.74% and institutional shareholders accounted for 56.11%.

Share capital distribution by geographic area
June 2023
The Americas	Europe	Other
25.42%	73.23%	1.35%

Source: Banco Santander, S.A Shareholder register.

2nd	Bank in the eurozone by market capitalization
EUR 54,783 million[1]

The Santander share
June 2023

Shares and trading data
Shares (number)	16,184,146,059
Average daily turnover (number of shares)	51,847,418
Share liquidity (%)	40
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.74
Free float (%)	99.91

1.After cancelling the shares from the second share buyback programme against 2022 results.

Share capital distribution by type of shareholder
June 2023

Institutions
56.11%

Board *
1.15%

Retail
42.74%

* Shares owned or represented by directors.

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2023 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q2'23	Q1'23	Change (%)	H1'23	H1'22	Change (%)
Fees from services	1,747	1,844	(5.3)	3,591	3,369	6.6
Wealth management and marketing of customer funds	1,032	924	11.7	1,956	1,927	1.5
Securities and custody	281	275	2.2	556	556	—
Net fee income	3,060	3,043	0.6	6,103	5,852	4.3

Underlying operating expenses. Consolidated
EUR million
	Q2'23	Q1'23	Change (%)	H1'23	H1'22	Change (%)
Staff costs	3,358	3,245	3.5	6,603	5,948	11.0
Other general administrative expenses	2,159	2,111	2.3	4,270	4,045	5.6
Information technology	605	642	(5.8)	1,247	1,161	7.4
Communications	105	103	1.9	208	208	—
Advertising	163	136	19.9	299	265	12.8
Buildings and premises	196	177	10.7	373	359	3.9
Printed and office material	27	20	35.0	47	47	—
Taxes (other than tax on profits)	146	149	(2.0)	295	280	5.4
Other expenses	917	884	3.7	1,801	1,725	4.4
Administrative expenses	5,517	5,356	3.0	10,873	9,993	8.8
Depreciation and amortization	817	789	3.5	1,606	1,442	11.4
Operating expenses	6,334	6,145	3.1	12,479	11,435	9.1

Operating means. Consolidated
	Employees			Branches
	Jun-23	Jun-22	Change	Jun-23	Jun-22	Change
Europe	66,819	63,579	3,240	3,103	3,178	(75)
Spain	26,679	26,272	407	1,884	1,921	(37)
United Kingdom	22,163	20,320	1,843	445	450	(5)
Portugal	4,977	4,977	—	377	386	(9)
Poland	10,682	10,468	214	389	413	(24)
Other	2,318	1,542	776	8	8	—
North America	45,657	43,779	1,878	1,814	1,859	(45)
US	14,250	14,943	(693)	443	486	(43)
Mexico	30,280	28,236	2,044	1,371	1,373	(2)
Other	1,127	600	527	—	—	—
South America	81,413	75,588	5,825	3,543	3,786	(243)
Brazil	58,505	53,743	4,762	2,772	2,936	(164)
Chile	9,928	9,921	7	259	306	(47)
Argentina	8,233	8,514	(281)	362	407	(45)
Other	4,747	3,410	1,337	150	137	13
Digital Consumer Bank	16,624	15,894	730	363	370	(7)
Corporate Centre	1,896	1,811	85
Total Group	212,409	200,651	11,758	8,823	9,193	(370)
.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'23	Q1'23	Change (%)	H1'23	H1'22	Change (%)
Non-performing loans	3,412	3,223	5.9	6,635	5,397	22.9
Country-risk	1	(1)	—	0	1	(100.0)
Recovery of written-off assets	(515)	(349)	47.6	(864)	(663)	30.3
Net loan-loss provisions	2,898	2,873	0.9	5,771	4,735	21.9

January - June 2023	53

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-23	Jun-22	Absolute	%	Dec-22
Commercial bills	53,596	57,171	(3,575)	(6.3)	56,688
Secured loans	566,991	563,525	3,466	0.6	565,609
Other term loans	293,360	288,070	5,290	1.8	290,031
Finance leases	36,831	39,139	(2,308)	(5.9)	39,833
Receivable on demand	14,229	13,244	985	7.4	11,435
Credit cards receivable	23,889	21,884	2,005	9.2	22,704
Impaired assets	33,295	32,402	893	2.8	32,888
Gross loans and advances to customers (excl. reverse repos)	1,022,191	1,015,435	6,756	0.7	1,019,188
Reverse repos	45,999	45,738	261	0.6	39,500
Gross loans and advances to customers	1,068,190	1,061,173	7,017	0.7	1,058,688
Loan-loss allowances	23,146	23,452	(306)	(1.3)	22,684
Loans and advances to customers	1,045,044	1,037,721	7,323	0.7	1,036,004

Total funds. Consolidated
EUR million
			Change
	Jun-23	Jun-22	Absolute	%	Dec-22
Demand deposits	670,106	717,516	(47,410)	(6.6)	710,232
Time deposits	270,609	181,323	89,286	49.2	236,099
Mutual funds	193,401	183,773	9,628	5.2	184,054
Customer funds	1,134,116	1,082,612	51,504	4.8	1,130,385
Pension funds	14,352	14,250	102	0.7	14,021
Managed portfolios	34,252	32,597	1,655	5.1	32,184
Repos	73,063	58,851	14,212	24.1	63,391
Total funds	1,255,783	1,188,310	67,473	5.7	1,239,981

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Jun-23	Jun-22	Absolute	%	Dec-22
Capital stock and reserves	121,643	117,619	4,023	3.4	116,956
Attributable profit	5,241	4,894	347	7.1	9,605
Dividends	(1,310)	(979)	(331)	33.9	(1,921)
Other retained earnings	(31,882)	(32,506)	624	(1.9)	(35,068)
Minority interests	6,702	6,971	(269)	(3.9)	7,416
Goodwill and intangible assets	(17,878)	(17,084)	(794)	4.6	(17,182)
Other deductions	(4,887)	(4,825)	(62)	1.3	(5,604)
Core CET1	77,628	74,091	3,537	4.8	74,202
Preferred shares and other eligible tier 1	8,856	8,794	63	0.7	8,831
Tier 1	86,485	82,885	3,600	4.3	83,033
Generic funds and eligible tier 2 instruments	14,669	14,958	(289)	(1.9)	14,359
Eligible capital	101,154	97,843	3,310	3.4	97,392
Risk-weighted assets	631,149	604,977	26,171	4.3	609,266

CET1 capital ratio	12.3	12.2	0.1		12.2
Tier 1 capital ratio	13.7	13.7	0.0		13.6
Total capital ratio	16.0	16.2	(0.2)		16.0
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

54	January - June 2023

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Financial information by segment

EUROPE						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	3,968	10.3	9.1	7,565	30.0	32.0
Net fee income	1,076	(7.9)	(8.4)	2,244	(3.1)	(2.8)
Gains (losses) on financial transactions [1]	130	(62.6)	(62.7)	477	29.1	29.1
Other operating income	119	103.5	106.2	177	133.5	134.9
Total income	5,293	2.4	1.4	10,464	21.9	23.3
Administrative expenses and amortizations	(2,215)	2.2	1.4	(4,382)	5.3	6.5
Net operating income	3,078	2.5	1.4	6,081	37.7	39.2
Net loan-loss provisions	(646)	0.6	(0.4)	(1,289)	12.4	12.9
Other gains (losses) and provisions	(389)	(24.6)	(25.1)	(905)	56.5	58.2
Profit before tax	2,042	10.6	9.5	3,888	44.4	46.4
Tax on profit	(614)	6.4	5.4	(1,191)	58.2	60.3
Profit from continuing operations	1,428	12.6	11.3	2,697	39.0	41.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,428	12.6	11.3	2,697	39.0	41.0
Non-controlling interests	(81)	1.7	(2.0)	(161)	58.3	57.9
Profit attributable to the parent	1,347	13.3	12.2	2,536	37.9	40.0

Balance sheet
Loans and advances to customers	582,186	0.1	(1.1)	582,186	(4.5)	(4.7)
Cash, central banks and credit institutions	195,592	0.0	(1.0)	195,592	(16.5)	(16.6)
Debt instruments	96,922	13.3	12.2	96,922	46.6	44.9
Other financial assets	51,191	6.0	5.9	51,191	8.8	8.9
Other asset accounts	25,168	(5.9)	(6.5)	25,168	(13.5)	(13.7)
Total assets	951,058	1.4	0.3	951,058	(3.5)	(3.8)
Customer deposits	629,383	1.4	0.2	629,383	3.2	2.7
Central banks and credit institutions	115,902	(0.7)	(1.6)	115,902	(33.4)	(33.3)
Marketable debt securities	75,492	(0.9)	(2.3)	75,492	4.7	4.5
Other financial liabilities	59,436	10.9	10.6	59,436	2.3	2.3
Other liabilities accounts	29,091	(1.0)	(1.4)	29,091	6.8	6.4
Total liabilities	909,305	1.5	0.3	909,305	(3.4)	(3.7)
Total equity	41,753	1.0	(0.4)	41,753	(6.1)	(6.6)

Memorandum items:
Gross loans and advances to customers [2]	563,951	(0.4)	(1.6)	563,951	(4.3)	(4.6)
Customer funds	703,203	1.3	0.2	703,203	2.0	1.6
Customer deposits [3]	603,590	0.8	(0.4)	603,590	1.8	1.4
Mutual funds	99,613	4.8	4.4	99,613	3.1	2.8

Ratios (%), operating means and customers
RoTE	14.21	1.41		13.51	4.71
Efficiency ratio	41.9	(0.1)		41.9	(6.6)
NPL ratio	2.35	0.00		2.35	(0.28)
NPL coverage ratio	51.1	(0.2)		51.1	0.9
Number of employees	66,819	0.2		66,819	5.1
Number of branches	3,103	(1.0)		3,103	(2.4)
Number of total customers (thousands)	45,944	0.4		45,944	2.1
Number of active customers (thousands)	28,356	0.5		28,356	2.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	55

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Financial information by segment

Spain				Q
EUR million
		/ Q1'23		/ H1'22
Underlying income statement	Q2'23%		H1'23%
Net interest income	1,701	16.5	3,161	56.9
Net fee income	661	(12.0)	1,413	(4.3)
Gains (losses) on financial transactions [1]	72	(72.4)	332	54.7
Other operating income	132	76.0	206	(10.9)
Total income	2,566	0.7	5,113	29.9
Administrative expenses and amortizations	(1,025)	1.2	(2,039)	4.9
Net operating income	1,540	0.5	3,074	54.2
Net loan-loss provisions	(389)	(6.3)	(803)	(0.4)
Other gains (losses) and provisions	(212)	(44.2)	(591)	109.1
Profit before tax	940	27.2	1,679	85.8
Tax on profit	(274)	0.6	(547)	117.3
Profit from continuing operations	666	42.7	1,132	73.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	666	42.7	1,132	73.6
Non-controlling interests	0	29.3	0	(17.2)
Profit attributable to the parent	666	42.7	1,132	73.6

Balance sheet
Loans and advances to customers	246,187	(1.0)	246,187	(7.6)
Cash, central banks and credit institutions	111,829	2.8	111,829	(24.9)
Debt instruments	57,770	17.2	57,770	82.5
Other financial assets	46,278	3.7	46,278	9.9
Other asset accounts	17,553	(2.1)	17,553	(5.4)
Total assets	479,618	2.2	479,618	(5.5)
Customer deposits	313,364	0.8	313,364	4.7
Central banks and credit institutions	48,379	7.6	48,379	(47.9)
Marketable debt securities	27,116	(1.3)	27,116	6.2
Other financial liabilities	52,888	12.5	52,888	3.1
Other liabilities accounts	20,754	(4.3)	20,754	12.5
Total liabilities	462,501	2.3	462,501	(5.2)
Total equity	17,117	(0.2)	17,117	(14.5)

Memorandum items:
Gross loans and advances to customers [2]	237,685	(1.6)	237,685	(6.2)
Customer funds	373,727	(0.3)	373,727	2.6
Customer deposits [3]	298,757	(0.8)	298,757	2.9
Mutual funds	74,971	1.7	74,971	1.1

Ratios (%), operating means and customers
RoTE	15.77	4.69	13.43	6.82
Efficiency ratio	40.0	0.2	39.9	(9.5)
NPL ratio	3.11	(0.08)	3.11	(0.72)
NPL coverage ratio	50.7	0.5	50.7	1.3
Number of employees	26,679	(1.4)	26,679	1.5
Number of branches	1,884	(1.3)	1,884	(1.9)
Number of total customers (thousands)	14,681	1.3	14,681	5.3
Number of active customers (thousands)	8,129	2.0	8,129	5.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - June 2023

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,300	1.3	(0.2)	2,583	6.8	11.1
Net fee income	84	2.1	0.6	167	(17.3)	(14.0)
Gains (losses) on financial transactions [1]	7	—	—	7	(42.7)	(40.4)
Other operating income	—	—	—	2	145.4	155.3
Total income	1,391	1.7	0.1	2,759	4.8	9.0
Administrative expenses and amortizations	(689)	2.2	0.7	(1,363)	1.1	5.2
Net operating income	702	1.1	(0.5)	1,395	8.6	12.9
Net loan-loss provisions	(44)	(26.0)	(27.4)	(103)	(17.5)	(14.2)
Other gains (losses) and provisions	(73)	(21.2)	(22.6)	(165)	—	4.0
Profit before tax	585	7.9	6.3	1,127	13.3	17.8
Tax on profit	(162)	10.2	8.6	(309)	19.3	24.1
Profit from continuing operations	423	7.0	5.4	818	11.2	15.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	423	7.0	5.4	818	11.2	15.6
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	423	7.0	5.4	818	11.2	15.6

Balance sheet
Loans and advances to customers	253,681	0.7	(1.6)	253,681	(2.3)	(2.5)
Cash, central banks and credit institutions	64,683	(2.7)	(5.0)	64,683	(0.9)	(1.1)
Debt instruments	8,712	7.6	5.2	8,712	41.0	40.7
Other financial assets	1,074	153.9	148.1	1,074	87.0	86.6
Other asset accounts	2,362	(36.1)	(37.6)	2,362	(55.2)	(55.3)
Total assets	330,514	0.0	(2.3)	330,514	(1.9)	(2.1)
Customer deposits	233,644	1.7	(0.7)	233,644	2.0	1.8
Central banks and credit institutions	35,918	(6.7)	(8.8)	35,918	(21.9)	(22.1)
Marketable debt securities	43,257	(2.4)	(4.7)	43,257	0.3	0.1
Other financial liabilities	3,108	(14.5)	(16.5)	3,108	3.2	2.9
Other liabilities accounts	2,011	45.5	42.1	2,011	5.2	5.0
Total liabilities	317,938	0.1	(2.2)	317,938	(1.6)	(1.8)
Total equity	12,576	(2.8)	(5.1)	12,576	(9.0)	(9.2)

Memorandum items:
Gross loans and advances to customers [2]	242,113	0.1	(2.2)	242,113	(3.5)	(3.7)
Customer funds	229,868	2.0	(0.4)	229,868	0.6	0.4
Customer deposits [3]	222,634	2.1	(0.3)	222,634	0.7	0.5
Mutual funds	7,234	(0.2)	(2.5)	7,234	(4.3)	(4.5)

Ratios (%), operating means and customers
RoTE	14.19	0.63		13.87	3.09
Efficiency ratio	49.6	0.3		49.4	(1.8)
NPL ratio	1.32	0.05		1.32	0.15
NPL coverage ratio	32.0	(1.2)		32.0	(1.0)
Number of employees	22,163	1.4		22,163	9.1
Number of branches	445	(0.2)		445	(1.1)
Number of total customers (thousands)	22,372	(0.1)		22,372	0.7
Number of active customers (thousands)	13,878	(0.5)		13,878	(0.2)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	57

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Financial information by segment

Portugal				Q
EUR million
		/ Q1'23		/ H1'22
Underlying income statement	Q2'23%		H1'23%
Net interest income	314	20.3	575	68.8
Net fee income	111	(10.2)	235	(3.9)
Gains (losses) on financial transactions [1]	3	(66.8)	12	(72.7)
Other operating income	(9)	—	2	—
Total income	419	3.4	824	34.4
Administrative expenses and amortizations	(132)	0.1	(265)	5.6
Net operating income	286	4.9	559	54.2
Net loan-loss provisions	(20)	51.4	(34)	214.5
Other gains (losses) and provisions	(42)	—	(41)	68.7
Profit before tax	223	(14.3)	484	47.9
Tax on profit	(81)	0.7	(162)	60.1
Profit from continuing operations	142	(21.0)	322	42.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	142	(21.0)	322	42.4
Non-controlling interests	—	194.2	(1)	(8.2)
Profit attributable to the parent	142	(21.2)	321	42.6

Balance sheet
Loans and advances to customers	37,765	(1.5)	37,765	(4.6)
Cash, central banks and credit institutions	9,276	(4.3)	9,276	(20.9)
Debt instruments	7,903	(0.7)	7,903	(1.0)
Other financial assets	1,141	1.1	1,141	(18.0)
Other asset accounts	1,371	1.6	1,371	(2.5)
Total assets	57,456	(1.7)	57,456	(7.4)
Customer deposits	36,598	(1.9)	36,598	(8.9)
Central banks and credit institutions	8,532	(11.3)	8,532	(16.1)
Marketable debt securities	3,983	22.5	3,983	47.6
Other financial liabilities	308	1.5	308	8.1
Other liabilities accounts	4,542	(2.2)	4,542	(8.1)
Total liabilities	53,964	(2.1)	53,964	(7.4)
Total equity	3,492	4.4	3,492	(8.7)

Memorandum items:
Gross loans and advances to customers [2]	38,741	(1.4)	38,741	(4.5)
Customer funds	40,550	(1.3)	40,550	(7.7)
Customer deposits [3]	36,598	(1.9)	36,598	(8.9)
Mutual funds	3,952	4.4	3,952	4.5

Ratios (%), operating means and customers
RoTE	16.53	(4.37)	18.71	6.99
Efficiency ratio	31.6	(1.0)	32.1	(8.7)
NPL ratio	3.09	0.05	3.09	(0.24)
NPL coverage ratio	81.8	1.5	81.8	7.5
Number of employees	4,977	0.4	4,977	0.0
Number of branches	377	0.0	377	(2.3)
Number of total customers (thousands)	2,888	(0.7)	2,888	(4.4)
Number of active customers (thousands)	1,800	0.8	1,800	4.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Financial information by segment

Poland						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	623	6.4	2.6	1,209	35.3	34.9
Net fee income	144	(0.7)	(4.3)	289	7.8	7.5
Gains (losses) on financial transactions [1]	4	(83.9)	(86.0)	30	(46.6)	(46.7)
Other operating income	9	—	—	(19)	(85.3)	(85.4)
Total income	780	7.1	3.3	1,509	38.4	38.1
Administrative expenses and amortizations	(207)	5.0	1.2	(405)	19.4	19.1
Net operating income	573	7.9	4.1	1,105	47.0	46.7
Net loan-loss provisions	(191)	26.3	22.2	(343)	69.8	69.4
Other gains (losses) and provisions	(61)	38.2	33.8	(105)	(0.3)	(0.6)
Profit before tax	321	(4.5)	(8.0)	657	48.0	47.6
Tax on profit	(85)	(4.0)	(7.5)	(173)	28.7	28.4
Profit from continuing operations	236	(4.6)	(8.2)	484	56.4	56.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	236	(4.6)	(8.2)	484	56.4	56.0
Non-controlling interests	(81)	0.7	(3.0)	(162)	59.3	58.9
Profit attributable to the parent	155	(7.2)	(10.7)	321	55.0	54.6

Balance sheet
Loans and advances to customers	32,146	7.1	1.5	32,146	6.3	0.3
Cash, central banks and credit institutions	8,831	1.2	(4.0)	8,831	133.7	120.5
Debt instruments	13,340	15.4	9.5	13,340	2.5	(3.3)
Other financial assets	618	23.3	16.9	618	(26.6)	(30.7)
Other asset accounts	1,758	8.1	2.5	1,758	2.6	(3.2)
Total assets	56,693	8.1	2.5	56,693	14.3	7.9
Customer deposits	42,148	6.9	1.4	42,148	15.3	8.8
Central banks and credit institutions	4,548	16.7	10.6	4,548	(2.1)	(7.6)
Marketable debt securities	1,136	3.7	(1.6)	1,136	45.2	37.0
Other financial liabilities	1,232	14.6	8.7	1,232	6.2	0.2
Other liabilities accounts	1,478	5.7	0.2	1,478	(8.1)	(13.3)
Total liabilities	50,541	7.8	2.3	50,541	12.9	6.5
Total equity	6,151	10.7	5.0	6,151	27.2	20.0

Memorandum items:
Gross loans and advances to customers [2]	32,984	7.2	1.7	32,984	6.5	0.5
Customer funds	46,129	7.9	2.3	46,129	16.2	9.7
Customer deposits [3]	42,148	7.0	1.4	42,148	15.3	8.8
Mutual funds	3,982	18.8	12.6	3,982	27.3	20.1

Ratios (%), operating means and customers
RoTE	16.41	(3.14)		17.93	4.23
Efficiency ratio	26.5	(0.5)		26.8	(4.3)
NPL ratio	3.74	0.08		3.74	0.29
NPL coverage ratio	74.0	(1.2)		74.0	(2.0)
Number of employees	10,682	0.6		10,682	2.0
Number of branches	389	(1.0)		389	(5.8)
Number of total customers (thousands)	5,787	0.7		5,787	3.2
Number of active customers (thousands)	4,382	0.8		4,382	3.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	59

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Financial information by segment

Other Europe
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	30	343.8	374.5	37	(75.8)	(75.9)
Net fee income	75	15.3	16.0	140	11.9	11.2
Gains (losses) on financial transactions [1]	44	(13.5)	(12.9)	96	127.6	125.7
Other operating income	(12)	691.7	690.6	(14)	14.8	13.8
Total income	137	12.9	14.1	259	(15.7)	(16.2)
Administrative expenses and amortizations	(161)	7.8	8.4	(311)	10.0	9.5
Net operating income	(24)	(14.3)	(16.2)	(52)	—	—
Net loan-loss provisions	(2)	(37.3)	(37.9)	(6)	230.2	229.1
Other gains (losses) and provisions	(1)	(6.9)	(6.7)	(2)	—	—
Profit before tax	(27)	(16.4)	(18.1)	(59)	—	—
Tax on profit	(11)	—	—	1	—	—
Profit from continuing operations	(38)	89.2	85.8	(59)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(38)	89.2	85.8	(59)	—	—
Non-controlling interests	1	(41.9)	(41.9)	2	133.1	133.1
Profit attributable to the parent	(38)	97.7	93.9	(57)	—	—

Balance sheet
Loans and advances to customers	12,408	(0.7)	(0.2)	12,408	(8.4)	(4.5)
Cash, central banks and credit institutions	972	(49.5)	(49.4)	972	(79.0)	(78.3)
Debt instruments	9,196	6.0	6.1	9,196	25.8	26.4
Other financial assets	2,079	30.9	31.5	2,079	(2.1)	1.8
Other asset accounts	2,123	(1.5)	(1.3)	2,123	(1.6)	0.5
Total assets	26,778	(0.2)	0.1	26,778	(10.1)	(7.4)
Customer deposits	3,629	25.1	25.8	3,629	(26.1)	(23.2)
Central banks and credit institutions	18,525	(6.2)	(5.9)	18,525	(8.5)	(6.0)
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	1,901	20.5	21.0	1,901	(18.1)	(15.1)
Other liabilities accounts	306	12.0	12.1	306	(7.2)	(6.7)
Total liabilities	24,361	(0.5)	(0.2)	24,361	(12.4)	(9.8)
Total equity	2,417	3.2	3.5	2,417	22.7	27.3

Memorandum items:
Gross loans and advances to customers [2]	12,428	(0.6)	(0.2)	12,428	(8.4)	(4.5)
Customer funds	12,928	34.2	34.5	12,928	1.0	2.5
Customer deposits [3]	3,454	26.5	27.3	3,454	(27.1)	(24.2)
Mutual funds	9,474	37.3	37.3	9,474	17.5	17.5

Resources
Number of employees	2,318	6.0		2,318	50.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - June 2023

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	2,483	1.4	0.6	4,931	10.0	4.4
Net fee income	555	6.5	4.5	1,077	14.9	6.7
Gains (losses) on financial transactions [1]	161	132.1	131.3	230	90.8	84.9
Other operating income	77	(25.1)	(22.6)	179	(25.3)	(23.9)
Total income	3,276	4.3	3.4	6,417	11.0	5.4
Administrative expenses and amortizations	(1,560)	4.0	3.4	(3,060)	13.6	8.1
Net operating income	1,716	4.5	3.4	3,357	8.7	3.0
Net loan-loss provisions	(722)	(10.7)	(10.9)	(1,530)	59.0	50.6
Other gains (losses) and provisions	(69)	272.6	264.5	(88)	34.1	21.3
Profit before tax	925	13.5	11.5	1,739	(15.6)	(19.9)
Tax on profit	(205)	17.4	14.6	(380)	(18.2)	(22.6)
Profit from continuing operations	719	12.5	10.7	1,359	(14.8)	(19.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	719	12.5	10.7	1,359	(14.8)	(19.1)
Non-controlling interests	(1)	(94.2)	(96.5)	(14)	(26.6)	(35.2)
Profit attributable to the parent	719	14.6	12.9	1,346	(14.7)	(18.9)

Balance sheet
Loans and advances to customers	175,013	(1.6)	(2.4)	175,013	6.9	7.2
Cash, central banks and credit institutions	42,231	(0.5)	(2.6)	42,231	20.1	17.4
Debt instruments	49,389	4.4	2.2	49,389	9.4	4.9
Other financial assets	12,890	(16.5)	(18.9)	12,890	(7.6)	(12.3)
Other asset accounts	22,703	0.4	(0.3)	22,703	(4.9)	(3.7)
Total assets	302,226	(1.1)	(2.4)	302,226	7.2	6.2
Customer deposits	174,405	0.6	(0.4)	174,405	12.9	12.7
Central banks and credit institutions	37,101	2.0	(0.4)	37,101	19.6	14.4
Marketable debt securities	37,911	(2.6)	(3.4)	37,911	(6.9)	(6.1)
Other financial liabilities	20,418	(16.9)	(19.1)	20,418	(1.9)	(7.0)
Other liabilities accounts	6,552	(3.4)	(5.1)	6,552	(3.1)	(4.5)
Total liabilities	276,387	(1.3)	(2.6)	276,387	8.9	7.8
Total equity	25,839	0.5	(0.8)	25,839	(8.1)	(8.4)

Memorandum items:
Gross loans and advances to customers [2]	159,959	1.8	0.8	159,959	5.5	5.3
Customer funds	167,944	0.8	(0.5)	167,944	11.1	9.8
Customer deposits [3]	139,858	1.9	0.8	139,858	13.2	12.5
Mutual funds	28,086	(4.5)	(6.5)	28,086	2.1	(2.1)

Ratios (%), operating means and customers
RoTE	11.69	1.24		11.08	(1.09)
Efficiency ratio	47.6	(0.1)		47.7	1.1
NPL ratio	3.23	0.28		3.23	0.52
NPL coverage ratio	90.0	(4.9)		90.0	(21.5)
Number of employees	45,657	1.1		45,657	4.3
Number of branches	1,814	(1.6)		1,814	(2.4)
Number of total customers (thousands)	24,957	0.0		24,957	3.0
Number of active customers (thousands)	14,127	0.3		14,127	(0.1)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	61

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Financial information by segment

United States						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,436	(2.0)	(0.6)	2,901	0.8	(0.3)
Net fee income	200	5.7	7.1	390	(1.1)	(2.2)
Gains (losses) on financial transactions [1]	70	53.1	54.9	115	17.3	16.0
Other operating income	91	(28.5)	(27.3)	218	(26.3)	(27.1)
Total income	1,797	(1.7)	(0.3)	3,624	(1.1)	(2.2)
Administrative expenses and amortizations	(887)	(2.8)	(1.4)	(1,799)	7.0	5.8
Net operating income	910	(0.5)	0.9	1,825	(8.0)	(9.0)
Net loan-loss provisions	(438)	(22.9)	(21.6)	(1,005)	69.3	67.5
Other gains (losses) and provisions	(55)	—	—	(57)	374.0	368.8
Profit before tax	417	20.6	22.2	762	(44.7)	(45.3)
Tax on profit	(50)	9.1	10.6	(95)	(66.8)	(67.2)
Profit from continuing operations	367	22.4	24.0	667	(38.8)	(39.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	367	22.4	24.0	667	(38.8)	(39.5)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	367	22.4	24.0	667	(38.8)	(39.5)

Balance sheet
Loans and advances to customers	129,511	(3.4)	(2.9)	129,511	3.9	8.5
Cash, central banks and credit institutions	20,887	1.2	1.7	20,887	(2.2)	2.1
Debt instruments	22,650	(3.2)	(2.8)	22,650	1.7	6.2
Other financial assets	5,584	11.7	12.2	5,584	(4.7)	(0.5)
Other asset accounts	17,200	(0.7)	(0.2)	17,200	(11.6)	(7.7)
Total assets	195,831	(2.3)	(1.8)	195,831	1.1	5.6
Customer deposits	122,218	(2.7)	(2.2)	122,218	7.9	12.7
Central banks and credit institutions	16,260	2.0	2.5	16,260	10.8	15.7
Marketable debt securities	29,334	(0.5)	0.0	29,334	(9.7)	(5.7)
Other financial liabilities	8,755	(5.7)	(5.3)	8,755	1.6	6.1
Other liabilities accounts	3,590	(5.0)	(4.6)	3,590	(19.3)	(15.7)
Total liabilities	180,158	(2.1)	(1.7)	180,158	3.8	8.5
Total equity	15,673	(4.2)	(3.7)	15,673	(22.2)	(18.7)

Memorandum items:
Gross loans and advances to customers [2]	113,437	(0.1)	0.3	113,437	1.7	6.2
Customer funds	107,743	(1.6)	(1.1)	107,743	6.1	10.9
Customer deposits [3]	95,596	1.0	1.5	95,596	8.6	13.4
Mutual funds	12,146	(18.0)	(17.6)	12,146	(10.1)	(6.1)

Ratios (%), operating means and customers
RoTE	9.46	1.97		8.46	(3.04)
Efficiency ratio	49.3	(0.6)		49.6	3.8
NPL ratio	3.46	0.32		3.46	0.82
NPL coverage ratio	85.6	(5.9)		85.6	(35.4)
Number of employees	14,250	(1.7)		14,250	(4.6)
Number of branches	443	(6.3)		443	(8.8)
Number of total customers (thousands)	4,410	(1.1)		4,410	(5.4)
Number of active customers (thousands)	4,031	(1.3)		4,031	(5.6)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - June 2023

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Financial information by segment

Mexico						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,045	6.3	2.2	2,027	26.2	11.9
Net fee income	344	7.5	3.4	663	25.5	11.3
Gains (losses) on financial transactions [1]	91	276.0	266.6	115	434.1	373.4
Other operating income	(16)	(37.4)	(40.6)	(42)	(29.2)	(37.2)
Total income	1,463	12.5	8.3	2,763	31.8	16.8
Administrative expenses and amortizations	(623)	15.3	11.0	(1,163)	25.1	10.9
Net operating income	840	10.6	6.4	1,600	37.2	21.5
Net loan-loss provisions	(284)	18.7	14.3	(523)	42.4	26.2
Other gains (losses) and provisions	(13)	(22.4)	(25.9)	(29)	(44.0)	(50.3)
Profit before tax	543	7.8	3.7	1,048	40.3	24.3
Tax on profit	(141)	7.5	3.4	(272)	50.1	33.0
Profit from continuing operations	402	7.9	3.8	775	37.2	21.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	402	7.9	3.8	775	37.2	21.6
Non-controlling interests	(1)	(91.6)	(93.8)	(15)	(21.1)	(30.1)
Profit attributable to the parent	401	11.8	7.6	760	39.2	23.4

Balance sheet
Loans and advances to customers	45,447	3.7	(1.0)	45,447	16.5	3.5
Cash, central banks and credit institutions	21,004	(2.3)	(6.7)	21,004	55.6	38.2
Debt instruments	26,739	11.8	6.8	26,739	17.0	3.9
Other financial assets	7,171	(30.5)	(33.6)	7,171	(9.4)	(19.5)
Other asset accounts	5,200	4.1	(0.6)	5,200	24.4	10.5
Total assets	105,561	1.0	(3.6)	105,561	20.7	7.2
Customer deposits	51,987	9.3	4.3	51,987	26.8	12.6
Central banks and credit institutions	20,659	1.9	(2.8)	20,659	27.4	13.2
Marketable debt securities	8,577	(9.5)	(13.6)	8,577	4.4	(7.3)
Other financial liabilities	11,529	(24.0)	(27.4)	11,529	(4.1)	(14.8)
Other liabilities accounts	2,896	(1.5)	(5.9)	2,896	28.0	13.7
Total liabilities	95,649	0.2	(4.3)	95,649	20.0	6.6
Total equity	9,913	8.8	3.8	9,913	28.2	13.9

Memorandum items:
Gross loans and advances to customers [2]	46,458	6.7	1.9	46,458	16.3	3.3
Customer funds	60,001	5.3	0.5	60,001	21.5	7.9
Customer deposits [3]	44,062	4.0	(0.7)	44,062	24.5	10.6
Mutual funds	15,940	9.1	4.1	15,940	13.9	1.2

Ratios (%), operating means and customers
RoTE	17.81	(0.17)		17.89	2.08
Efficiency ratio	42.6	1.0		42.1	(2.3)
NPL ratio	2.60	0.22		2.60	(0.35)
NPL coverage ratio	106.3	(2.2)		106.3	22.1
Number of employees	30,280	2.2		30,280	7.2
Number of branches	1,371	0.0		1,371	(0.1)
Number of total customers (thousands)	20,335	0.3		20,335	5.0
Number of active customers (thousands)	9,933	1.0		9,933	2.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	63

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Financial information by segment

Other North America
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	3	506.6	506.6	3	—	—
Net fee income	11	(7.9)	(7.9)	23	66.0	66.0
Gains (losses) on financial transactions [1]	—	(86.7)	(86.7)	(1)	—	—
Other operating income	2	49.0	49.0	4	(15.2)	(15.2)
Total income	16	18.9	18.9	30	54.6	54.6
Administrative expenses and amortizations	(50)	8.0	8.0	(97)	20.0	20.0
Net operating income	(34)	3.6	3.6	(68)	9.3	9.3
Net loan-loss provisions	(1)	(69.4)	(69.4)	(2)	67.2	67.2
Other gains (losses) and provisions	(1)	841.0	841.1	(1)	28.0	26.7
Profit before tax	(36)	1.3	1.3	(71)	10.8	10.7
Tax on profit	(14)	—	—	(12)	—	—
Profit from continuing operations	(50)	51.2	51.2	(83)	40.6	40.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(50)	51.2	51.2	(83)	40.6	40.6
Non-controlling interests	0	(65.1)	(65.1)	2	99.0	99.0
Profit attributable to the parent	(49)	55.7	55.7	(81)	39.7	39.7

Balance sheet
Loans and advances to customers	55	24.0	24.0	55	32.0	32.0
Cash, central banks and credit institutions	339	6.7	6.7	339	10.4	10.4
Debt instruments	0	—	—	0	(4.5)	(4.5)
Other financial assets	135	12.6	12.6	135	(21.1)	(21.1)
Other asset accounts	304	2.5	2.5	304	25.0	25.0
Total assets	834	7.0	7.0	834	9.1	9.1
Customer deposits	200	(0.5)	(0.5)	200	9.2	9.2
Central banks and credit institutions	181	16.7	16.7	181	38.8	38.9
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	134	6.0	6.0	134	(19.8)	(19.8)
Other liabilities accounts	66	2.1	2.1	66	27.9	27.9
Total liabilities	580	6.2	6.2	580	9.2	9.2
Total equity	253	9.0	9.0	253	9.1	9.1

Memorandum items:
Gross loans and advances to customers [2]	63	20.9	20.9	63	40.5	40.5
Customer funds	200	(0.5)	(0.5)	200	9.2	9.2
Customer deposits [3]	200	(0.5)	(0.5)	200	9.2	9.2
Mutual funds	0	—	—	0	—	—

Resources
Number of employees	1,127	6.3		1,127	87.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - June 2023

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	3,314	4.8	9.0	6,477	0.8	5.8
Net fee income	1,229	5.4	7.5	2,395	10.1	16.3
Gains (losses) on financial transactions [1]	405	25.6	35.7	727	20.1	31.9
Other operating income	(314)	27.0	82.0	(561)	104.0	361.6
Total income	4,634	5.2	7.2	9,037	1.2	4.9
Administrative expenses and amortizations	(1,810)	5.0	8.5	(3,534)	12.1	20.3
Net operating income	2,823	5.3	6.4	5,504	(4.8)	(3.0)
Net loan-loss provisions	(1,309)	6.3	4.6	(2,541)	8.9	9.4
Other gains (losses) and provisions	(386)	92.3	96.2	(587)	108.6	157.9
Profit before tax	1,128	(9.6)	(6.4)	2,376	(24.9)	(24.0)
Tax on profit	(328)	(6.1)	(4.4)	(678)	(24.5)	(24.4)
Profit from continuing operations	800	(10.9)	(7.2)	1,698	(25.1)	(23.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	800	(10.9)	(7.2)	1,698	(25.1)	(23.8)
Non-controlling interests	(132)	21.9	20.4	(240)	(25.6)	(27.2)
Profit attributable to the parent	668	(15.4)	(11.1)	1,458	(25.1)	(23.2)

Balance sheet
Loans and advances to customers	156,813	3.0	1.0	156,813	11.4	7.6
Cash, central banks and credit institutions	59,964	1.4	(0.7)	59,964	17.4	16.2
Debt instruments	67,991	14.2	12.3	67,991	14.5	13.3
Other financial assets	21,499	1.5	1.1	21,499	(10.6)	(18.1)
Other asset accounts	19,027	0.7	(1.7)	19,027	1.5	(0.6)
Total assets	325,294	4.6	2.7	325,294	10.6	7.4
Customer deposits	146,848	2.4	0.9	146,848	9.0	8.2
Central banks and credit institutions	52,989	12.1	9.4	52,989	11.5	6.1
Marketable debt securities	41,457	7.2	4.3	41,457	27.7	20.4
Other financial liabilities	46,255	4.4	2.2	46,255	1.7	(3.8)
Other liabilities accounts	11,670	(1.1)	(2.0)	11,670	7.9	3.0
Total liabilities	299,218	4.8	2.8	299,218	10.4	7.0
Total equity	26,076	1.8	0.5	26,076	13.3	12.2

Memorandum items:
Gross loans and advances to customers [2]	164,768	3.0	0.9	164,768	11.4	7.5
Customer funds	196,365	2.0	0.5	196,365	8.2	7.3
Customer deposits [3]	134,125	3.5	2.2	134,125	8.1	7.6
Mutual funds	62,241	(1.1)	(3.0)	62,241	8.4	6.7

Ratios (%), operating means and customers
RoTE	12.68	(2.59)		13.96	(6.83)
Efficiency ratio	39.1	(0.1)		39.1	3.8
NPL ratio	5.88	(0.11)		5.88	0.50
NPL coverage ratio	77.8	1.5		77.8	(9.1)
Number of employees	81,413	2.1		81,413	7.7
Number of branches	3,543	(3.0)		3,543	(6.4)
Number of total customers (thousands)	73,138	3.6		73,138	11.2
Number of active customers (thousands)	38,414	0.5		38,414	2.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	65

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Financial information by segment

Brazil						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	2,180	3.5	0.1	4,285	(3.1)	(3.9)
Net fee income	858	5.1	1.6	1,675	4.7	3.7
Gains (losses) on financial transactions [1]	169	33.5	29.6	296	(11.7)	(12.5)
Other operating income	16	96.0	91.1	24	(32.1)	(32.7)
Total income	3,224	5.4	2.0	6,281	(1.8)	(2.6)
Administrative expenses and amortizations	(1,127)	4.4	0.9	(2,207)	13.1	12.1
Net operating income	2,096	6.0	2.6	4,073	(8.3)	(9.1)
Net loan-loss provisions	(1,129)	9.2	5.7	(2,163)	7.3	6.4
Other gains (losses) and provisions	(323)	81.3	76.5	(501)	218.9	216.1
Profit before tax	645	(15.8)	(18.9)	1,410	(37.9)	(38.4)
Tax on profit	(232)	(6.9)	(10.1)	(481)	(36.0)	(36.6)
Profit from continuing operations	413	(20.1)	(23.1)	929	(38.8)	(39.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	413	(20.1)	(23.1)	929	(38.8)	(39.4)
Non-controlling interests	(59)	24.3	20.5	(106)	(30.9)	(31.5)
Profit attributable to the parent	354	(24.6)	(27.5)	823	(39.7)	(40.2)

Balance sheet
Loans and advances to customers	94,818	4.9	0.2	94,818	10.7	6.3
Cash, central banks and credit institutions	47,994	7.7	2.8	47,994	27.3	22.2
Debt instruments	46,891	17.8	12.4	46,891	13.8	9.3
Other financial assets	7,692	21.2	15.7	7,692	(7.8)	(11.5)
Other asset accounts	14,226	1.5	(3.1)	14,226	6.3	2.0
Total assets	211,621	8.4	3.5	211,621	13.6	9.1
Customer deposits	97,167	5.5	0.7	97,167	12.3	7.8
Central banks and credit institutions	31,460	16.6	11.3	31,460	13.7	9.2
Marketable debt securities	29,312	9.8	4.8	29,312	31.1	25.9
Other financial liabilities	30,710	10.5	5.5	30,710	8.7	4.4
Other liabilities accounts	6,188	10.3	5.3	6,188	1.7	(2.3)
Total liabilities	194,837	8.7	3.8	194,837	14.0	9.5
Total equity	16,784	5.1	0.4	16,784	9.2	4.9

Memorandum items:
Gross loans and advances to customers [2]	101,052	4.9	0.1	101,052	10.7	6.3
Customer funds	131,063	4.1	(0.7)	131,063	7.6	3.3
Customer deposits [3]	84,625	7.5	2.7	84,625	10.3	6.0
Mutual funds	46,438	(1.7)	(6.2)	46,438	2.9	(1.2)

Ratios (%), operating means and customers
RoTE	10.01	(4.09)		12.04	(9.42)
Efficiency ratio	35.0	(0.4)		35.1	4.6
NPL ratio	7.00	(0.34)		7.00	0.66
NPL coverage ratio	82.7	3.2		82.7	(9.6)
Number of employees	58,505	3.2		58,505	8.9
Number of branches	2,772	(2.6)		2,772	(5.6)
Number of total customers (thousands)	63,305	3.8		63,305	12.7
Number of active customers (thousands)	31,853	0.4		31,853	2.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Financial information by segment

Chile						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	356	(3.9)	(3.8)	727	(29.9)	(32.4)
Net fee income	163	6.6	6.8	316	42.8	37.8
Gains (losses) on financial transactions [1]	97	20.1	20.3	179	56.1	50.6
Other operating income	5	427.1	427.7	7	—	—
Total income	623	2.7	2.9	1,229	(9.4)	(12.6)
Administrative expenses and amortizations	(266)	4.7	4.9	(521)	6.4	2.7
Net operating income	356	1.2	1.4	708	(18.4)	(21.3)
Net loan-loss provisions	(86)	(26.8)	(26.7)	(203)	(0.9)	(4.4)
Other gains (losses) and provisions	16	58.4	58.6	26	—	—
Profit before tax	286	17.0	17.2	531	(17.8)	(20.7)
Tax on profit	(34)	2.9	3.1	(67)	(22.5)	(25.2)
Profit from continuing operations	252	19.2	19.4	464	(17.1)	(20.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	252	19.2	19.4	464	(17.1)	(20.0)
Non-controlling interests	(73)	18.2	18.4	(134)	(20.3)	(23.1)
Profit attributable to the parent	180	19.6	19.8	330	(15.7)	(18.7)

Balance sheet
Loans and advances to customers	45,591	(1.5)	0.0	45,591	16.2	3.7
Cash, central banks and credit institutions	6,545	(11.6)	(10.3)	6,545	(10.5)	(20.1)
Debt instruments	13,460	3.1	4.7	13,460	24.3	10.9
Other financial assets	13,414	(7.3)	(5.9)	13,414	(13.2)	(22.5)
Other asset accounts	2,786	(5.8)	(4.3)	2,786	(18.1)	(26.9)
Total assets	81,795	(2.8)	(1.3)	81,795	7.3	(4.3)
Customer deposits	30,797	(2.9)	(1.4)	30,797	9.9	(1.9)
Central banks and credit institutions	15,345	3.7	5.3	15,345	6.3	(5.1)
Marketable debt securities	11,371	1.0	2.6	11,371	20.4	7.4
Other financial liabilities	14,111	(7.3)	(5.9)	14,111	(11.8)	(21.3)
Other liabilities accounts	4,391	(14.7)	(13.4)	4,391	13.6	1.4
Total liabilities	76,015	(2.7)	(1.2)	76,015	5.9	(5.5)
Total equity	5,780	(4.4)	(2.9)	5,780	28.7	14.8

Memorandum items:
Gross loans and advances to customers [2]	46,914	(1.5)	0.0	46,914	16.2	3.6
Customer funds	41,011	(1.1)	0.4	41,011	17.2	4.6
Customer deposits [3]	30,616	(2.5)	(1.0)	30,616	12.2	0.1
Mutual funds	10,395	3.3	4.9	10,395	35.1	20.5

Ratios (%), operating means and customers
RoTE	18.33	3.67		16.46	(6.29)
Efficiency ratio	42.8	0.8		42.4	6.3
NPL ratio	4.9	0.2		4.9	0.2
NPL coverage ratio	56.2	(3.0)		56.2	(4.2)
Number of employees	9,928	(1.8)		9,928	0.1
Number of branches	259	(5.8)		259	(15.4)
Number of total customers (thousands)	3,737	0.5		3,737	(7.2)
Number of active customers (thousands)	2,186	0.5		2,186	5.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	67

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Financial information by segment

Argentina						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	606	13.9	63.8	1,138	55.5	232.7
Net fee income	145	5.7	53.8	282	6.9	128.8
Gains (losses) on financial transactions (1)	109	26.3	79.1	195	70.0	263.9
Other operating income	(332)	30.5	84.3	(586)	102.8	333.9
Total income	528	5.4	53.3	1,029	25.3	168.2
Administrative expenses and amortizations	(272)	8.8	57.5	(522)	9.4	134.1
Net operating income	256	2.0	49.2	508	47.3	215.3
Net loan-loss provisions	(54)	26.0	78.7	(97)	34.4	187.7
Other gains (losses) and provisions	(74)	145.5	226.2	(104)	(1.4)	111.0
Profit before tax	129	(27.8)	12.4	308	83.3	292.4
Tax on profit	(16)	(59.6)	(26.8)	(55)	149.4	433.7
Profit from continuing operations	113	(18.9)	23.4	253	73.4	271.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	113	(18.9)	23.4	253	73.4	271.1
Non-controlling interests	0	20.0	71.4	(1)	58.4	238.9
Profit attributable to the parent	113	(19.0)	23.3	252	73.4	271.2

Balance sheet
Loans and advances to customers	6,207	7.6	32.8	6,207	1.8	117.8
Cash, central banks and credit institutions	2,912	(33.0)	(17.4)	2,912	(19.4)	72.4
Debt instruments	5,027	17.4	44.9	5,027	11.4	138.5
Other financial assets	40	(38.3)	(23.8)	40	13.6	143.1
Other asset accounts	1,022	8.7	34.0	1,022	(3.8)	105.8
Total assets	15,207	(1.3)	21.8	15,207	(0.7)	112.4
Customer deposits	9,914	(8.6)	12.8	9,914	(12.1)	88.1
Central banks and credit institutions	1,738	94.2	139.5	1,738	141.8	417.6
Marketable debt securities	148	(0.7)	22.5	148	(5.5)	102.2
Other financial liabilities	960	6.0	30.7	960	0.4	114.8
Other liabilities accounts	519	6.8	31.8	519	29.8	177.8
Total liabilities	13,278	0.0	23.3	13,278	(1.7)	110.3
Total equity	1,930	(9.0)	12.2	1,930	6.6	128.1

Memorandum items:
Gross loans and advances to customers [2]	6,394	7.4	32.5	6,394	0.9	116.0
Customer funds	14,309	(7.3)	14.3	14,309	(3.5)	106.6
Customer deposits [3]	9,914	(8.2)	13.2	9,914	(12.1)	88.1
Mutual funds	4,395	(5.1)	17.0	4,395	24.1	165.5

Ratios (%), operating means and customers
RoTE	31.37	1.55		30.66	9.72
Efficiency ratio	51.4	1.6		50.7	(7.4)
NPL ratio	1.92	(0.15)		1.92	(0.55)
NPL coverage ratio	163.1	(6.2)		163.1	(8.0)
Number of employees	8,233	(0.8)		8,233	(3.3)
Number of branches	362	(5.2)		362	(11.1)
Number of total customers (thousands)	4,565	2.7		4,565	4.4
Number of active customers (thousands)	3,172	0.5		3,172	(1.7)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - June 2023

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Financial information by segment

Other South America
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	172	11.4	10.4	327	38.3	33.2
Net fee income	62	5.6	4.3	122	34.9	31.1
Gains (losses) on financial transactions [1]	29	3.4	0.4	57	39.6	41.3
Other operating income	(4)	67.8	68.1	(7)	19.4	18.3
Total income	259	8.4	7.1	499	37.9	33.8
Administrative expenses and amortizations	(145)	4.1	3.0	(284)	20.6	18.6
Net operating income	114	14.6	13.0	214	70.5	61.3
Net loan-loss provisions	(40)	5.2	4.2	(78)	89.1	81.1
Other gains (losses) and provisions	(6)	103.2	103.3	(9)	285.4	252.7
Profit before tax	68	16.2	14.2	127	55.1	46.1
Tax on profit	(47)	63.4	61.8	(76)	94.6	89.3
Profit from continuing operations	21	(29.0)	(31.2)	51	19.3	9.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	21	(29.0)	(31.2)	51	19.3	9.3
Non-controlling interests	0	(63.1)	(63.1)	2	96.8	96.7
Profit attributable to the parent	22	(30.4)	(32.5)	53	20.9	10.8

Balance sheet
Loans and advances to customers	10,198	3.5	(1.6)	10,198	4.3	4.6
Cash, central banks and credit institutions	2,513	(10.0)	(13.9)	2,513	3.2	2.9
Debt instruments	2,613	8.9	4.5	2,613	(7.4)	(8.7)
Other financial assets	353	18.2	12.4	353	60.7	60.8
Other asset accounts	994	1.3	(0.8)	994	11.0	11.0
Total assets	16,671	2.1	(2.5)	16,671	3.2	3.1
Customer deposits	8,970	2.7	(1.6)	8,970	1.5	0.6
Central banks and credit institutions	4,446	(3.1)	(8.7)	4,446	(5.5)	(3.9)
Marketable debt securities	627	10.6	6.8	627	26.2	24.3
Other financial liabilities	474	19.7	14.5	474	58.4	58.9
Other liabilities accounts	572	2.4	(1.1)	572	21.7	20.9
Total liabilities	15,089	1.7	(3.0)	15,089	1.9	1.8
Total equity	1,583	6.6	2.6	1,583	17.5	17.0

Memorandum items:
Gross loans and advances to customers [2]	10,408	3.7	(1.5)	10,408	4.4	4.7
Customer funds	9,982	2.8	(1.5)	9,982	1.0	0.0
Customer deposits [3]	8,970	2.7	(1.6)	8,970	1.5	0.6
Mutual funds	1,013	2.9	(0.6)	1,013	(3.5)	(5.3)

Resources
Number of employees	4,747	2.4		4,747	39.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2023	69

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	1,011	(1.7)	(1.3)	2,040	0.4	2.6
Net fee income	203	6.4	6.4	394	(7.2)	(6.8)
Gains (losses) on financial transactions [1]	27	(10.4)	(10.3)	57	213.2	217.5
Other operating income	74	(20.5)	(20.4)	166	70.4	71.3
Total income	1,315	(2.1)	(1.7)	2,658	3.3	5.2
Administrative expenses and amortizations	(655)	(0.6)	(0.3)	(1,314)	5.3	7.3
Net operating income	660	(3.4)	(3.1)	1,344	1.4	3.2
Net loan-loss provisions	(222)	15.0	15.8	(415)	44.5	48.0
Other gains (losses) and provisions	43	—	—	(1)	(97.3)	(97.3)
Profit before tax	481	7.4	7.7	928	(8.1)	(6.6)
Tax on profit	(116)	5.1	5.1	(227)	(2.8)	(1.6)
Profit from continuing operations	364	8.2	8.6	701	(9.7)	(8.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	364	8.2	8.6	701	(9.7)	(8.2)
Non-controlling interests	(87)	(6.3)	(6.5)	(180)	(12.0)	(11.6)
Profit attributable to the parent	277	13.7	14.4	521	(8.9)	(6.9)

Balance sheet
Loans and advances to customers	125,448	1.1	1.0	125,448	7.4	8.7
Cash, central banks and credit institutions	16,593	5.8	5.9	16,593	14.6	16.4
Debt instruments	5,239	(24.5)	(24.7)	5,239	(33.1)	(33.0)
Other financial assets	163	(7.6)	(7.9)	163	21.6	21.7
Other asset accounts	9,256	2.9	2.7	9,256	21.4	22.0
Total assets	156,699	0.5	0.4	156,699	6.7	7.9
Customer deposits	61,962	2.1	2.2	61,962	7.7	9.0
Central banks and credit institutions	38,548	(5.0)	(5.5)	38,548	(2.1)	(1.2)
Marketable debt securities	36,155	2.7	2.8	36,155	16.5	17.8
Other financial liabilities	2,323	35.8	35.1	2,323	37.7	37.8
Other liabilities accounts	5,105	2.6	2.6	5,105	10.2	11.2
Total liabilities	144,094	0.7	0.6	144,094	7.3	8.5
Total equity	12,606	(1.2)	(1.4)	12,606	0.2	2.1

Memorandum items:
Gross loans and advances to customers [2]	127,891	1.1	1.0	127,891	7.2	8.5
Customer funds	65,423	2.4	2.5	65,423	9.5	10.8
Customer deposits [3]	61,962	2.1	2.2	61,962	7.7	9.0
Mutual funds	3,461	6.7	6.7	3,461	56.6	56.6

Ratios (%), operating means and customers
RoTE	11.74	1.85		10.79	(1.20)
Efficiency ratio	49.8	0.7		49.4	0.9
NPL ratio	2.04	(0.01)		2.04	(0.19)
NPL coverage ratio	94.5	0.9		94.5	(3.0)
Number of employees	16,624	(0.1)		16,624	4.6
Number of branches	363	0.0		363	(1.9)
Number of total customers (thousands)	19,717	(0.6)		19,717	1.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

70	January - June 2023

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23	Q1'23%		H1'23	H1'22%
Net interest income	(42)	(52)	(19.2)	(94)	(353)	(73.5)
Net fee income	(3)	(3)	(1.1)	(7)	(1)	615.3
Gains (losses) on financial transactions [1]	(135)	(54)	148.4	(189)	(371)	(49.0)
Other operating income	(37)	(15)	153.1	(52)	(22)	141.9
Total income	(218)	(124)	75.0	(342)	(747)	(54.2)
Administrative expenses and amortizations	(95)	(95)	—	(189)	(179)	5.6
Net operating income	(312)	(219)	42.6	(531)	(926)	(42.6)
Net loan-loss provisions	1	3	(75.3)	4	(5)	—
Other gains (losses) and provisions	(30)	(44)	(32.4)	(74)	(82)	(10.5)
Profit before tax	(341)	(260)	31.2	(601)	(1,014)	(40.7)
Tax on profit	—	(19)	—	(19)	(26)	(29.0)
Profit from continuing operations	(341)	(279)	22.4	(620)	(1,040)	(40.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(341)	(279)	22.4	(620)	(1,040)	(40.4)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	(341)	(279)	22.4	(620)	(1,040)	(40.4)

Balance sheet
Loans and advances to customers	5,583	5,680	(1.7)	5,583	7,087	(21.2)
Cash, central banks and credit institutions	107,118	94,047	13.9	107,118	108,644	(1.4)
Debt instruments	7,827	8,105	(3.4)	7,827	6,928	13.0
Other financial assets	1,003	783	28.1	1,003	522	91.9
Other asset accounts	127,867	129,786	(1.5)	127,867	129,429	(1.2)
Total assets	249,398	238,400	4.6	249,398	252,610	(1.3)
Customer deposits	1,181	1,127	4.8	1,181	928	27.3
Central banks and credit institutions	45,181	38,891	16.2	45,181	69,730	(35.2)
Marketable debt securities	100,538	97,787	2.8	100,538	84,309	19.2
Other financial liabilities	1,284	1,259	2.0	1,284	287	347.7
Other liabilities accounts	8,042	6,367	26.3	8,042	9,063	(11.3)
Total liabilities	156,226	145,431	7.4	156,226	164,317	(4.9)
Total equity	93,172	92,969	0.2	93,172	88,292	5.5

Memorandum items:
Gross loans and advances to customers [2]	5,623	5,704	(1.4)	5,623	7,172	(21.6)
Customer funds	1,181	1,127	4.8	1,181	928	27.3
Customer deposits [3]	1,181	1,127	4.8	1,181	928	27.3
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,896	1,940	(2.3)	1,896	1,811	4.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	9,524	6.1	6.5	18,501	10.5	11.4
Net fee income	1,965	3.4	3.6	3,865	2.0	3.3
Gains (losses) on financial transactions [1]	(75)	161.7	133.6	(104)	—	—
Other operating income	(207)	197.4	498.0	(276)	258.6	—
Total income	11,206	4.0	3.8	21,985	6.3	6.8
Administrative expenses and amortizations	(4,891)	2.9	3.4	(9,646)	7.0	8.8
Net operating income	6,315	4.8	4.1	12,339	5.8	5.2
Net loan-loss provisions	(2,877)	(0.7)	(1.7)	(5,776)	21.9	21.1
Other gains (losses) and provisions	(755)	5.3	5.4	(1,472)	68.8	80.2
Profit before tax	2,683	11.4	10.6	5,091	(15.9)	(17.1)
Tax on profit	(745)	15.4	14.8	(1,390)	(8.8)	(9.6)
Profit from continuing operations	1,938	9.9	9.0	3,701	(18.3)	(19.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,938	9.9	9.0	3,701	(18.3)	(19.6)
Non-controlling interests	(220)	3.8	2.1	(432)	(15.5)	(16.8)
Profit attributable to the parent	1,718	10.7	10.0	3,269	(18.6)	(19.9)
1. Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	774	(7.6)	(2.9)	1,612	(5.8)	(2.6)
Net fee income	554	(10.5)	(10.1)	1,172	14.0	15.3
Gains (losses) on financial transactions [1]	765	(1.2)	1.4	1,538	82.9	95.1
Other operating income	54	—	—	30	46.3	(53.9)
Total income	2,147	(2.7)	(1.2)	4,353	20.8	23.5
Administrative expenses and amortizations	(772)	4.5	5.5	(1,510)	17.0	17.6
Net operating income	1,375	(6.3)	(4.5)	2,843	23.0	26.9
Net loan-loss provisions	(31)	—	—	(3)	—	—
Other gains (losses) and provisions	(25)	(31.2)	(31.3)	(61)	5.7	3.3
Profit before tax	1,320	(9.6)	(7.9)	2,779	21.9	25.9
Tax on profit	(359)	(14.1)	(14.2)	(777)	21.2	21.2
Profit from continuing operations	961	(7.8)	(5.3)	2,002	22.2	27.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	961	(7.8)	(5.3)	2,002	22.2	27.9
Non-controlling interests	(61)	(5.8)	(7.7)	(126)	24.7	23.6
Profit attributable to the parent	899	(7.9)	(5.2)	1,876	22.0	28.2
1. Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	456	10.5	10.9	869	191.8	197.4
Net fee income	317	2.7	4.0	626	(4.5)	(4.1)
Gains (losses) on financial transactions [1]	37	19.7	25.0	68	17.7	20.0
Other operating income	77	(0.2)	(5.1)	154	(14.8)	(19.6)
Total income	887	7.0	7.3	1,717	44.1	43.9
Administrative expenses and amortizations	(283)	1.6	1.9	(561)	11.0	10.8
Net operating income	604	9.7	10.1	1,156	68.4	68.4
Net loan-loss provisions	15	—	—	16	—	—
Other gains (losses) and provisions	(12)	(47.7)	(47.5)	(35)	76.5	77.5
Profit before tax	607	14.8	15.2	1,136	72.2	72.2
Tax on profit	(145)	8.9	9.8	(279)	91.4	93.1
Profit from continuing operations	462	16.7	17.0	857	66.8	66.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	462	16.7	17.0	857	66.8	66.4
Non-controlling interests	(20)	5.6	3.1	(38)	20.4	18.6
Profit attributable to the parent	442	17.3	17.7	819	69.8	69.5
1. Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q1'23		/	H1'22
Underlying income statement	Q2'23%		% excl. FX	H1'23%		% excl. FX
Net interest income	22	138.0	133.5	31	568.5	567.9
Net fee income	228	4.4	2.3	446	17.7	14.4
Gains (losses) on financial transactions [1]	(4)	(42.4)	(43.2)	(12)	808.4	815.1
Other operating income	31	34.3	33.8	55	265.8	259.7
Total income	277	13.8	11.7	521	31.0	27.5
Administrative expenses and amortizations	(295)	6.3	5.6	(573)	28.0	26.5
Net operating income	(18)	(48.0)	(40.5)	(52)	4.0	17.8
Net loan-loss provisions	(6)	(4.9)	(5.2)	(12)	10.9	10.3
Other gains (losses) and provisions	(10)	352.1	345.3	(13)	244.6	248.1
Profit before tax	(34)	(20.2)	(13.3)	(77)	18.8	30.5
Tax on profit	(14)	(4.3)	(8.0)	(29)	(20.9)	(24.3)
Profit from continuing operations	(48)	(16.1)	(11.9)	(105)	4.5	9.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(48)	(16.1)	(11.9)	(105)	4.5	9.0
Non-controlling interests	—	—	—	2	—	—
Profit attributable to the parent	(48)	(13.3)	(8.9)	(103)	(0.3)	3.7
1. Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the section "Financial information by segment", relative to the primary and secondary segments, results are only presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2023
	Statutory results	Adjustments	Underlying results
Net interest income	20,920	—	20,920
Net fee income	6,103	—	6,103
Gains (losses) on financial transactions [1]	1,302	—	1,302
Other operating income	(315)	224	(91)
Total income	28,010	224	28,234
Administrative expenses and amortizations	(12,479)	—	(12,479)
Net operating income	15,531	224	15,755
Net loan-loss provisions	(6,245)	474	(5,771)
Other gains (losses) and provisions	(1,196)	(459)	(1,655)
Profit before tax	8,090	239	8,329
Tax on profit	(2,281)	(213)	(2,494)
Profit from continuing operations	5,809	26	5,835
Net profit from discontinued operations	—	—	—
Consolidated profit	5,809	26	5,835
Non-controlling interests	(568)	(26)	(594)
Profit attributable to the parent	5,241	—	5,241
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
2.	Provisions to strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2022
	Statutory results	Adjustments	Underlying results
Net interest income	18,409	—	18,409
Net fee income	5,852	—	5,852
Gains (losses) on financial transactions [1]	743	—	743
Other operating income	116	—	116
Total income	25,120	—	25,120
Administrative expenses and amortizations	(11,435)	—	(11,435)
Net operating income	13,685	—	13,685
Net loan-loss provisions	(4,735)	—	(4,735)
Other gains (losses) and provisions	(1,035)	—	(1,035)
Profit before tax	7,915	—	7,915
Tax on profit	(2,374)	—	(2,374)
Profit from continuing operations	5,541	—	5,541
Net profit from discontinued operations	—	—	—
Consolidated profit	5,541	—	5,541
Non-controlling interests	(647)	—	(647)
Profit attributable to the parent	4,894	—	4,894
1. Includes exchange differences.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk- weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2)	Q2'23	Q1'23	H1'23	H1'22
(EUR million and %)
RoE	11.56%	11.38%	11.47%	10.98%
Profit attributable to the parent	10,680	10,284	10,482	9,789
Average stockholders' equity (excluding minority interests)	92,383	90,353	91,368	89,125

RoTE	14.61%	14.38%	14.49%	13.69%
Profit attributable to the parent	10,680	10,284	10,482	9,789
(+) Goodwill impairment	—	—	—	—
Profit attributable to the parent (excluding goodwill impairment)	10,680	10,284	10,482	9,789
Average stockholders' equity (excluding minority interests)	92,383	90,353	91,368	89,125
(-) Average intangible assets	19,282	18,821	19,051	17,630
Average stockholders' equity (excl. minority interests) - intangible assets	73,101	71,532	72,317	71,495

RoA	0.67%	0.66%	0.67%	0.66%
Consolidated profit	11,883	11,458	11,671	11,082
Average total assets	1,766,099	1,742,316	1,754,207	1,666,474

RoRWA	1.90%	1.86%	1.88%	1.86%
Consolidated profit	11,883	11,458	11,671	11,082
Average risk-weighted assets	624,529	617,031	620,790	597,276

Efficiency ratio	44.3%	44.1%	44.2%	45.5%
Underlying operating expenses	6,334	6,145	12,479	11,435
Operating expenses	6,334	6,145	12,479	11,435
Net capital gains and provisions impact on operating expenses	—	—	—	—
Underlying total income	14,299	13,935	28,234	25,120
Total income	14,088	13,922	28,010	25,120
Net capital gains and provisions impact on total income	211	13	224	—
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
(EUR million and %)
	H1'23			H1'22
	%	Operating expenses	Total income	%	Operating expenses	Total income
Europe	41.9	4,382	10,464	48.5	4,164	8,581
Spain	39.9	2,039	5,113	49.4	1,943	3,937
United Kingdom	49.4	1,363	2,759	51.2	1,348	2,633
Portugal	32.1	265	824	40.9	251	613
Poland	26.8	405	1,509	31.1	339	1,090
North America	47.7	3,060	6,417	46.6	2,692	5,780
US	49.6	1,799	3,624	45.9	1,682	3,665
Mexico	42.1	1,163	2,763	44.4	930	2,096
South America	39.1	3,534	9,037	35.3	3,153	8,933
Brazil	35.1	2,207	6,281	30.5	1,951	6,393
Chile	42.4	521	1,229	36.0	489	1,357
Argentina	50.7	522	1,029	58.0	477	821
Digital Consumer Bank	49.4	1,314	2,658	48.5	1,248	2,573

RoTE
(EUR million and %)
	H1'23			H1'22
	%	Profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	13.51	5,071	37,547	8.80	3,677	41,777
Spain	13.43	2,264	16,856	6.62	1,305	19,711
United Kingdom	13.87	1,636	11,795	10.78	1,472	13,649
Portugal	18.71	642	3,432	11.73	451	3,842
Poland	17.93	642	3,583	13.70	415	3,027
North America	11.08	2,691	24,293	12.17	3,156	25,935
US	8.46	1,334	15,759	11.50	2,180	18,952
Mexico	17.89	1,520	8,497	15.81	1,092	6,904
South America	13.96	2,916	20,886	20.80	3,891	18,712
Brazil	12.04	1,646	13,670	21.46	2,730	12,719
Chile	16.46	660	4,011	22.74	783	3,443
Argentina	30.66	504	1,645	20.93	291	1,389
Digital Consumer Bank	10.79	1,042	9,656	11.99	1,144	9,538

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired.

Credit risk (I)	Jun-23	Mar-23	Jun-22
(EUR million and %)
NPL ratio	3.07%	3.05%	3.05%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	34,949	34,445	34,259
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,045	32,353	32,100
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	251	301	303
Customer guarantees and customer commitments granted classified in stage 3	1,643	1,783	1,846
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	8	10
Total risk	1,137,823	1,128,501	1,121,726
Impaired and non-impaired gross loans and advances to customers	1,068,190	1,063,996	1,061,172
Impaired and non-impaired customer guarantees and customer commitments granted	69,633	64,505	60,554

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Credit risk (II)	Jun-23	Mar-23	Jun-22
(EUR million and %)
Total coverage ratio	68%	68%	71%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,902	23,388	24,195
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	23,146	22,608	23,452
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	756	780	743
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	34,949	34,445	34,259
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,045	32,353	32,100
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	251	301	303
Customer guarantees and customer commitments granted classified in stage 3	1,643	1,783	1,846
Doubtful exposure of loans and advances to customers at fair value through profit or loss	10	8	10

Cost of risk	1.08%	1.05%	0.83%
Underlying allowances for loan-loss provisions over the last 12 months	11,545	11,281	8,417
Allowances for loan-loss provisions over the last 12 months	12,019	11,755	8,417
Net capital gains and provisions impact in allowances for loan-loss provisions	-474	-474	—
Average loans and advances to customers over the last 12 months	1,070,729	1,070,927	1,010,282

NPL ratio
(EUR million and %)
	H1'23			H1'22
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	2.35	14,941	634,775	2.63	17,264	656,029
Spain	3.11	8,853	284,263	3.83	11,565	301,693
United Kingdom	1.32	3,358	255,287	1.17	3,046	261,116
Portugal	3.09	1,253	40,503	3.33	1,410	42,310
Poland	3.74	1,382	36,921	3.45	1,162	33,640
North America	3.23	6,144	189,962	2.71	4,811	177,452
US	3.46	4,825	139,641	2.64	3,551	134,761
Mexico	2.60	1,307	50,258	2.95	1,260	42,646
South America	5.88	10,550	179,365	5.39	8,720	161,884
Brazil	7.00	7,730	110,472	6.34	6,364	100,389
Chile	4.95	2,460	49,733	4.70	2,032	43,271
Argentina	1.92	129	6,693	2.48	159	6,422
Digital Consumer Bank	2.04	2,612	128,246	2.22	2,664	119,753

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Alternative performance measures

NPL coverage ratio
(EUR million and %)
	H1'23			H1'22
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	51.1	7,628	14,941	50.2	8,665	17,264
Spain	50.7	4,487	8,853	49.4	5,713	11,565
United Kingdom	32.0	1,073	3,358	32.9	1,004	3,046
Portugal	81.8	1,025	1,253	74.3	1,047	1,410
Poland	74.0	1,022	1,382	76.0	883	1,162
North America	90.0	5,527	6,144	111.4	5,362	4,811
US	85.6	4,130	4,825	121.0	4,298	3,551
Mexico	106.3	1,389	1,307	84.1	1,060	1,260
South America	77.8	8,209	10,550	86.9	7,580	8,720
Brazil	82.7	6,395	7,730	92.3	5,876	6,364
Chile	56.2	1,382	2,460	60.4	1,227	2,032
Argentina	163.1	210	129	171.1	272	159
Digital Consumer Bank	94.5	2,467	2,612	97.4	2,596	2,664

Cost of risk
(EUR million and %)
	H1'23			H1'22
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.42	2,539	599,861	0.37	2,237	604,293
Spain	0.62	1,614	258,503	0.79	2,043	259,039
United Kingdom	0.11	294	258,274	-0.02	-52	249,120
Portugal	0.10	40	39,803	-0.05	-21	40,194
Poland	1.87	581	31,037	0.95	288	30,398
North America	1.70	3,106	182,848	1.09	1,584	145,667
US	1.57	2,155	137,686	0.78	856	110,316
Mexico	2.13	944	44,223	2.05	726	35,430
South America	3.32	5,249	158,215	2.97	4,092	137,575
Brazil	4.74	4,565	96,257	4.26	3,507	82,420
Chile	0.88	397	45,236	0.89	364	41,056
Argentina	3.46	157	4,530	3.07	164	5,324
Digital Consumer Bank	0.54	672	123,516	0.44	506	116,090

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
1. Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others	Jun-23	Mar-23	Jun-23	Jun-22
(EUR million and %)
TNAV (tangible book value) per share	4.57	4.41		4.24
Tangible book value	73,941	71,683		71,162
Number of shares excl. treasury stock (million)	16,170	16,266		16,791

Price / Tangible book value per share (X)	0.74	0.78		0.63
Share price (euros)	3.385	3.426		2.688
TNAV (tangible book value) per share	4.57	4.41		4.24

Loan-to-deposit ratio	103%	104%		108%
Net loans and advances to customers	1,045,044	1,041,388		1,037,721
Customer deposits	1,013,778	998,949		957,690

	Q2'23	Q1'23	H1'23	H1'22
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	864	773	1,637	1,258
Profit after tax	462	395	857	515
Net fee income net of tax	402	378	779	743
% change YoY operating expenses

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Alternative performance measures
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for H1 2023 to all periods contemplated in the analysis.
The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2023 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'23	H1'22	Jun-23	Mar-23	Jun-22
US dollar	1.080	1.092	1.091	1.086	1.045
Pound sterling	0.876	0.842	0.858	0.878	0.860
Brazilian real	5.478	5.527	5.255	5.504	5.473
Mexican peso	19.623	22.142	18.719	19.606	21.073
Chilean peso	870.824	902.582	874.022	860.680	979.495
Argentine peso	226.761	122.552	279.984	226.979	130.825
Polish zloty	4.623	4.634	4.436	4.677	4.702

Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary segments, the changes in operating expenses, as well as the changes excluding the exchange rate effect, and the changes of the latter excluding the effect of average inflation over the last twelve months. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions, as the weighted average of each country comprising the region's inflation rate, weighted by each country's operating expenses in the region. The table below shows the cost changes in constant euros, the average inflation rates calculated as indicated and the cost changes in real terms, i.e. in constant euros and excluding average inflation of the last twelve months.

Operating expenses: % change year-on-year
	In constant EUR	Average inflation last 12 months	In real terms
Europe	6.5	8.5	-2.0
Spain	4.9	6.2	-1.3
United Kingdom	5.2	9.8	-4.7
Portugal	5.6	7.8	-2.2
Poland	19.1	15.9	3.2
North America	8.1	6.7	1.4
US	5.8	6.3	-0.5
Mexico	10.9	7.4	3.5
South America	20.3	20.7	-0.4
Brazil	12.1	6.0	6.2
Chile	2.7	11.8	-9.1
Argentina	134.1	96.0	38.1
Digital Consumer Bank	7.3	8.4	-1.1
Total Group	10.6	11.6	-1.0

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Alternative performance measures

ESG indicators
Metric	Definition	Jun-23
Green finance raised and facilitated (EUR mn)	Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise.	98,600
Sustainable Responsible Investments AuM (EUR mn)	Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those geographies where SFDR does not apply (mainly Latin America).	58,600

Note: Not taxonomy.

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT

NOTE:	The following financial information for the first six months of 2023 and 2022 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

As a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group has performed retrospectively a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-23	Dec-22	Jun-22
Cash, cash balances at central banks and other deposits on demand	207,546	223,073	211,276
Financial assets held for trading	183,834	156,118	163,235
Non-trading financial assets mandatorily at fair value through profit or loss	5,796	5,713	5,845
Financial assets designated at fair value through profit or loss	9,645	8,989	11,025
Financial assets at fair value through other comprehensive income	86,756	85,239	91,998
Financial assets at amortized cost	1,180,302	1,147,044	1,129,690
Hedging derivatives	7,532	8,069	6,735
Changes in the fair value of hedged items in portfolio hedges of interest risk	(4,711)	(3,749)	(1,769)
Investments	7,679	7,615	7,665
Joint ventures entities	1,935	1,981	1,971
Associated entities	5,744	5,634	5,694
Assets under insurance or reinsurance contracts	243	308	310
Tangible assets	34,159	34,073	34,640
Property, plant and equipment	33,118	33,044	33,621
For own-use	13,718	13,489	13,513
Leased out under an operating lease	19,400	19,555	20,108
Investment property	1,041	1,029	1,019
Of which : Leased out under an operating lease	872	804	838
Intangible assets	19,528	18,645	18,349
Goodwill	14,126	13,741	13,877
Other intangible assets	5,402	4,904	4,472
Tax assets	29,840	29,987	29,025
Current tax assets	8,793	9,200	8,293
Deferred tax assets	21,047	20,787	20,732
Other assets	9,193	10,082	10,981
Insurance contracts linked to pensions	97	104	128
Inventories	10	11	7
Other	9,086	9,967	10,846
Non-current assets held for sale	3,151	3,453	3,835
TOTAL ASSETS	1,780,493	1,734,659	1,722,840

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-23	Dec-22	Jun-22
Financial liabilities held for trading	134,888	115,185	114,406
Financial liabilities designated at fair value through profit or loss	36,220	40,268	24,726
Financial liabilities at amortized cost	1,446,882	1,423,858	1,427,721
Hedging derivatives	10,288	9,228	9,269
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(309)	(117)	(94)
Liabilities under insurance or reinsurance contracts	17,584	16,426	16,955
Provisions	8,389	8,149	8,590
Pensions and other post-retirement obligations	2,284	2,392	2,525
Other long term employee benefits	859	950	1,071
Taxes and other legal contingencies	2,558	2,074	2,242
Contingent liabilities and commitments	756	734	743
Other provisions	1,932	1,999	2,009
Tax liabilities	9,648	9,468	10,085
Current tax liabilities	3,164	3,040	2,853
Deferred tax liabilities	6,484	6,428	7,232
Other liabilities	14,859	14,609	13,720
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,678,449	1,637,074	1,625,378

EQUITY
Shareholders' equity	127,258	124,732	122,037
Capital	8,092	8,397	8,397
Called up paid capital	8,092	8,397	8,397
Unpaid capital which has been called up	—	—	—
Share premium	44,373	46,273	46,273
Equity instruments issued other than capital	704	688	672
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	704	688	672
Other equity	196	175	151
Accumulated retained earnings	74,112	66,702	66,698
Revaluation reserves	—	—	—
Other reserves	(5,413)	(5,454)	(5,038)
(-) Own shares	(47)	(675)	(10)
Profit attributable to shareholders of the parent	5,241	9,605	4,894
(-) Interim dividends	—	(979)	—
Other comprehensive income (loss)	(33,789)	(35,628)	(32,526)
Items not reclassified to profit or loss	(4,956)	(4,635)	(3,809)
Items that may be reclassified to profit or loss	(28,833)	(30,993)	(28,717)
Non-controlling interest	8,575	8,481	7,951
Other comprehensive income	(1,484)	(1,856)	(2,090)
Other items	10,059	10,337	10,041
TOTAL EQUITY	102,044	97,585	97,462
TOTAL LIABILITIES AND EQUITY	1,780,493	1,734,659	1,722,840

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	283,903	274,075	275,865
Financial guarantees granted	14,401	12,856	12,881
Other commitments granted	113,266	92,672	91,195

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	H1'23	H1'22
Interest income	49,922	30,869
Financial assets at fair value through other comprehensive income	3,629	2,211
Financial assets at amortized cost	37,503	26,073
Other interest income	8,790	2,585
Interest expense	(29,002)	(12,460)
Interest income/ (charges)	20,920	18,409
Dividend income	382	335
Income from companies accounted for using the equity method	296	312
Commission income	8,277	7,792
Commission expense	(2,174)	(1,940)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	22	233
Financial assets at amortized cost	6	28
Other financial assets and liabilities	16	205
Gain or losses on financial assets and liabilities held for trading, net	263	718
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	263	718
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	26	(15)
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	26	(15)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(194)	756
Gain or losses from hedge accounting, net	108	128
Exchange differences, net	1,077	(1,077)
Other operating income	480	819
Other operating expenses	(1,504)	(1,461)
Income from assets under insurance and reinsurance contracts	414	1,349
Expenses from liabilities under insurance and reinsurance contracts	(383)	(1,238)
Total income	28,010	25,120
Administrative expenses	(10,873)	(9,993)
Staff costs	(6,603)	(5,948)
Other general and administrative expenses	(4,270)	(4,045)
Depreciation and amortization	(1,606)	(1,442)
Provisions or reversal of provisions, net	(1,330)	(935)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(6,237)	(4,763)
Financial assets at fair value through other comprehensive income	6	(1)
Financial assets at amortized cost	(6,243)	(4,762)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(92)	(61)
Tangible assets	(78)	(24)
Intangible assets	(5)	(29)
Others	(9)	(8)
Gain or losses on non-financial assets and investments, net	277	(4)
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(59)	(7)
Operating profit/(loss) before tax	8,090	7,915
Tax expense or income from continuing operations	(2,281)	(2,374)
Profit/(loss) for the period from continuing operations	5,809	5,541
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	5,809	5,541
Profit attributable to non-controlling interests	568	647
Profit/(loss) attributable to the parent	5,241	4,894

Earnings/(losses) per share
Basic	0.31	0.27
Diluted	0.31	0.27

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•APS: Amherst Pierpont Securities
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programs are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account
•MDA: Maximum Distributable Amount
•mn: Million
•NII: Net Interest Income
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•PoS: Point of Sale
•pp: percentage points
•QoQ: Quarter-on- quarter
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance
•YoY: Year-on-year

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

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Important Information
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

90	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Main risks and uncertainties
MAIN RISKS AND UNCERTAINTIES
At the date of preparation of this management report, Grupo Santander considers that the following important factors, in addition to others discussed elsewhere in this report, could affect the Group, its activity, the sector in which it operates or the environment in which it conducts its business, its results, its financial, economic or equity position, or its ability to meet its requirements:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or savings habits; and the effects of the war in Ukraine or the covid-19 pandemic in the global economy) in areas where we have significant operations or investments;
•climate-related conditions, regulations, targets and weather events;
•exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayments, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises;
•acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures;
•uncertainty over the scope of actions that may be required by the Group, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire Group or core subsidiaries.
Of note in the Group's main business areas:
Europe: the main threat we see is related to inflation, with monetary policy being less effective than expected. This may be the result of both expansionary fiscal policies, as well as high inflation being sustained for longer which may end up affecting medium-term expectations. The ECB could decide to raise interest rates well above the neutral level, triggering a more prolonged financial and industrial crisis. In addition, divergences in the implementation of fiscal policy and rising interest rate cycle, could generate sharp differences in risk premiums among countries, and provoke some tensions between member countries.
North America: interest rate rises, commodity price trends and international relations with China and Russia are the main drivers that could jeopardize growth. Following the failures of some regional banks in the US earlier this year, the financial sector has proved resilient, but some risks remain associated with price developments in the commercial real estate sector. There could still be additional corrections in the fixed-income markets that affect companies' refinancing capacity. Also, geopolitical tensions could negatively affect the US economy. As for Mexico, the main risks we find are linked to the commodity price cycle due to its dependence on the oil sector.
South America: is the region facing the most heterogeneous and exogenous risks. The cycle of interest rate increases in the US could increase investors' risk aversion, negatively affecting fixed-income prices and the exchange rates of their currencies. In addition, these economies are highly dependent on commodity exports, so a fall in global demand would negatively affect the countries' balance of payments, causing some imbalances. Some countries have increased their levels of debt, increasing uncertainty about the sustainability of their debt.
Digital Consumer Bank: as in Europe, our consumer division's main risk is related to inflation in the Monetary Union and the effectiveness of monetary policy to control it. In addition, the auto segment is more exposed to commodity prices, and an upward commodity price cycle could reduce agents' ability to purchase new vehicles.
These are not the only risks that the bank may face. Other unknown risks or those not considered relevant at this time, may materialize in the future.
Our geographic and business diversification protects us to some extent from adverse circumstances and enables us to resiliently face them. Although it is difficult to make estimations in the current environment, our strategy and business model are a clear competitive advantage.

January - June 2023	91

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Other disclosures required by the Bank of Spain
OTHER DISCLOSURES REQUIRED BY THE BANK OF SPAIN

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk
Concentration of risk
The breakdown at 30 June 2023 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Million euros	30-06-2023
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and Credit institutions	371,956	92,351	68,752	120,990	89,863
Public sector	199,301	49,254	42,366	97,571	10,110
Of which:
Central government	169,676	35,785	37,120	87,120	9,651
Other central government	29,625	13,469	5,246	10,451	459
Other financial institutions (financial business activity)	160,244	15,971	45,396	57,556	41,321
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	457,679	110,709	100,787	184,332	61,851
Of which:
Construction and property development	22,378	3,195	3,847	8,378	6,958
Civil engineering construction	5,426	2,402	1,415	1,467	142
Large companies	284,635	50,056	58,774	129,578	46,227
SMEs and individual entrepreneurs	145,240	55,056	36,751	44,909	8,524
Households – other (broken down by purpose)	568,341	90,472	99,171	148,209	230,489
Of which:
Residential	359,932	63,425	36,267	48,787	211,453
Consumer loans	188,345	17,049	60,853	94,196	16,247
Other purposes	20,064	9,998	2,051	5,226	2,789
Total	1,757,521	358,757	356,472	608,658	433,634
(*)  For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

92	January - June 2023

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Other disclosures required by the Bank of Spain

	Million euros (*)
			Secured loans
			Net exposure		Loan-to-value (a)
	Total	Unsecured loans	Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public sector	24,025	23,672	201	152	100	71	21	143	18
Other financial institutions (financial business activity)	85,337	28,071	2,422	54,844	3,190	1,112	540	51,667	757
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	349,718	195,121	74,944	79,653	35,258	27,401	21,903	47,137	22,898
Of which:
Construction and property development	19,912	1,279	17,889	744	6,210	6,292	1,706	2,432	1,993
Civil engineering construction	3,016	2,020	204	792	97	120	158	571	50
Large companies	191,350	126,373	22,997	41,980	16,299	7,713	6,378	25,162	9,425
SMEs and individual entrepreneurs	135,440	65,449	33,854	36,137	12,652	13,276	13,661	18,972	11,430
Households – other (broken down by purpose)	566,430	112,522	367,102	86,806	104,869	127,118	131,075	55,178	35,668
Of which:
Residential	359,798	1,406	357,871	521	95,941	116,986	117,010	25,797	2,658
Consumer loans	187,364	106,160	2,371	78,833	5,194	7,674	11,447	24,614	32,275
Other purposes	19,268	4,956	6,860	7,452	3,734	2,458	2,618	4,767	735
Total	1,025,510	359,386	444,669	221,455	143,417	155,702	153,539	154,125	59,341
Memorandum item
Refinanced and restructured transactions	25,334	11,585	8,525	5,224	3,530	2,052	3,288	3,361	1,518
(*)  In addition, the Group has granted customer prepayments amounting to EUR 19,534 million; therefore, the total amount of credits and customer prepayments amounts to EUR 1,045,044 million.
(**) Includes fair value impairment and losses net balance due to credit risk.

January - June 2023	93

Part 2. Interim unaudited condensed consolidated financial statements

94	January - June 2023

Banco Santander, S.A. and companies composing Santander Group

January - June 2023	95

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2023 AND 31 DECEMBER 2022
(EUR million)

ASSETS	Note	30-06-2023	31-12-2022
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		207,546	223,073

FINANCIAL ASSETS HELD FOR TRADING	5	183,834	156,118
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,796	5,713
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	9,645	8,989
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	86,756	85,239
FINANCIAL ASSETS AT AMORTISED COST	5	1,180,302	1,147,044
HEDGING DERIVATIVES		7,532	8,069

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(4,711)	(3,749)

INVESTMENTS		7,679	7,615
Joint venture entities		1,935	1,981
Associated entities		5,744	5,634

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		243	308

TANGIBLE ASSETS	7	34,159	34,073
Property, plant and equipment		33,118	33,044
For own-use		13,718	13,489
Leased out under an operating lease		19,400	19,555
Investment properties		1,041	1,029
Of which : Leased out under an operating lease		872	804
INTANGIBLE ASSETS		19,528	18,645
Goodwill	8	14,126	13,741
Other intangible assets		5,402	4,904

TAX ASSETS		29,840	29,987
Current tax assets		8,793	9,200
Deferred tax assets		21,047	20,787

OTHER ASSETS		9,193	10,082
Insurance contracts linked to pensions		97	104
Inventories		10	11
Other		9,086	9,967

NON-CURRENT ASSETS HELD FOR SALE	6	3,151	3,453
TOTAL ASSETS		1,780,493	1,734,659

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2023.

96	January - June 2023

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2023 AND 31 DECEMBER 2022
(EUR million)

LIABILITIES	Note	30-06-2023	31-12-2022
FINANCIAL LIABILITIES HELD FOR TRADING	9	134,888	115,185
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (*)	9	36,220	40,268
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,446,882	1,423,858
HEDGING DERIVATIVES		10,288	9,228

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(309)	(117)

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS (*)		17,584	16,426
PROVISIONS		8,389	8,149
Pension and other post-retirement obligations	10	2,284	2,392
Other long term employee benefits	10	859	950
Taxes and other legal contingencies	10	2,558	2,074
Contingent liabilities and commitments	14	756	734
Other provisions	10	1,932	1,999
TAX LIABILITIES		9,648	9,468
Current tax liabilities		3,164	3,040
Deferred tax liabilities		6,484	6,428

OTHER LIABILITIES		14,859	14,609

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,678,449	1,637,074

SHAREHOLDERS´ EQUITY		127,258	124,732

CAPITAL	11	8,092	8,397
Called up paid capital		8,092	8,397
Unpaid capital which has been called up		—	—
SHARE PREMIUM		44,373	46,273
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		704	688
Equity component of the compound financial instrument		—	—
Other equity instruments issued		704	688
OTHER EQUITY		196	175
ACCUMULATED RETAINED EARNINGS		74,112	66,702
REVALUATION RESERVES		—	—
OTHER RESERVES		(5,413)	(5,454)
(-) OWN SHARES		(47)	(675)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	5,241	9,605
(-) INTERIM DIVIDENDS		—	(979)

OTHER COMPREHENSIVE INCOME (LOSS)	11	(33,789)	(35,628)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(4,956)	(4,635)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(28,833)	(30,993)

NON-CONTROLLING INTEREST		8,575	8,481
Other comprehensive income		(1,484)	(1,856)
Other items		10,059	10,337
TOTAL EQUITY		102,044	97,585
TOTAL LIABILITIES AND EQUITY		1,780,493	1,734,659
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		283,903	274,075
Financial guarantees granted		14,401	12,856
Other commitments granted		113,266	92,672

(*)See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2023.

January - June 2023	97

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2023 AND 2022
(EUR million)

		(Debit) / Credit
	Note	01-01-2023 to 30-06-2023	01-01-2022 to 30-06-2022
Interest income		49,922	30,869
Financial assets at fair value through other comprehensive income		3,629	2,211
Financial assets at amortised cost		37,503	26,073
Other interest income		8,790	2,585
Interest expense		(29,002)	(12,460)
Interest income/ (charges)		20,920	18,409
Dividend income		382	335
Income from companies accounted for using the equity method		296	312
Commission income		8,277	7,792
Commission expense		(2,174)	(1,940)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		22	233
Financial assets at amortised cost		6	28
Other financial assets and liabilities		16	205
Gain or losses on financial assets and liabilities held for trading, net		263	718
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		263	718
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		26	(15)
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		26	(15)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(194)	756
Gain or losses from hedge accounting, net		108	128
Exchange differences, net		1,077	(1,077)
Other operating income		480	819
Other operating expenses		(1,504)	(1,461)
Income from assets under insurance and reinsurance contracts		414	1,349
Expenses from liabilities under insurance and reinsurance contracts		(383)	(1,238)
Total income		28,010	25,120
Administrative expenses		(10,873)	(9,993)
Staff costs		(6,603)	(5,948)
Other general and administrative expenses		(4,270)	(4,045)
Depreciation and amortisation cost		(1,606)	(1,442)
Provisions or reversal of provisions, net		(1,330)	(935)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(6,237)	(4,763)
Financial assets at fair value through other comprehensive income		6	(1)
Financial assets at amortised cost	5	(6,243)	(4,762)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(92)	(61)
Tangible assets		(78)	(24)
Intangible assets		(5)	(29)
Others		(9)	(8)
Gain or losses on non financial assets and investments, net		277	(4)
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(59)	(7)
Operating profit/(loss) before tax		8,090	7,915
Tax expense or income from continuing operations		(2,281)	(2,374)
Profit/(loss) for the period from continuing operations		5,809	5,541
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		5,809	5,541
Profit attributable to non-controlling interests		568	647
Profit/(loss) attributable to the parent		5,241	4,894
Earnings/(losses) per share	3
Basic		0.31	0.27
Diluted		0.31	0.27

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended 30 June 2023.

98	January - June 2023

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2023 AND 2022
(EUR million)

		(Debit) / Credit
	Note	01-01-2023 to 30-06-2023	01-01-2022 to 30-06-2022
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		5,809	5,541
OTHER RECOGNISED INCOME AND EXPENSE		2,091	214
Items that will not be reclassified to profit or loss	11	(489)	433
Actuarial gains and losses on defined benefit pension plans		(402)	843
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(5)	(1)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(201)	(334)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(41)	37
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		41	(37)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(50)	123
Income tax relating to items that will not be reclassified		169	(198)
Items that may be reclassified to profit or loss	11	2,580	(219)
Hedges of net investments in foreign operations (effective portion)	11	(1,527)	(1,693)
Revaluation gains (losses)		(1,527)	(1,693)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	3,094	4,462
Revaluation gains (losses)		3,056	4,462
Amounts transferred to income statement		38	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		596	(2,604)
Revaluation gains (losses)		(1,318)	(942)
Amounts transferred to income statement		1,914	(1,662)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		790	(1,804)
Revaluation gains (losses)		782	(2,411)
Amounts transferred to income statement		8	(190)
Other reclassifications		—	797
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		88	139
Income tax relating to items that may be reclassified to profit or loss		(461)	1,281
Total recognised income and expenses for the year		7,900	5,755
Attributable to non-controlling interests		937	664
Attributable to the parent		6,963	5,091

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2023.

January - June 2023	99

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2023 AND 2022
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2022	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2023	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Total recognised income and expense	—	—	—	—	—	—	—	—	5,241	—	1,722	369	568	7,900
Other changes in equity	(305)	(1,900)	16	21	7,410	—	41	628	(9,605)	979	117	3	(846)	(3,441)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	1	1
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—	—	305	1,900	—	—	—	—	—	—
Dividends	—	—	—	—	(963)	—	—	—	—	—	—	—	(436)	(1,399)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,723)	—	—	—	—	—	(1,723)
Disposal of equity instruments	—	—	—	—	—	—	11	451	—	—	—	—	—	462
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,373	—	136	—	(9,605)	979	117	3	(3)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(304)	(304)
Share-based payment	—	—	—	(66)	—	—	—	—	—	—	—	—	—	(66)
Others increases or (-) decreases of the equity	—	—	16	87	—	—	(411)	—	—	—	—	—	(104)	(412)
Balance as at 30-06-2023	8,092	44,373	704	196	74,112	—	(5,413)	(47)	5,241	—	(33,789)	(1,484)	10,059	102,044

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2023.

100	January - June 2023

GRUPO SANTANDER

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2023 AND 2022
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2021	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2022	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Total recognised income and expense	—	—	—	—	—	—	—	—	4,894	—	197	17	647	5,755
Other changes in equity	(273)	(1,706)	14	(1)	6,425	—	(561)	884	(8,124)	836	(4)	(3)	(2,833)	(5,346)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(273)	(1,706)	—	—	—	—	273	1,706	—	—	—	—	—	—
Dividends	—	—	—	—	(869)	—	—	—	—	—	—	—	(367)	(1,236)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,173)	—	—	—	—	—	(1,173)
Disposal of equity instruments	—	—	—	—	—	—	6	351	—	—	—	—	—	357
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	7,294	—	(1)	—	(8,124)	836	(4)	(3)	3	1
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	31	31
Share-based payment	—	—	—	(42)	—	—	—	—	—	—	—	—	—	(42)
Others increases or (-) decreases of the equity	—	—	14	41	—	—	(839)	—	—	—	—	—	(2,500)	(3,284)
Balance as at 30-06-2022	8,397	46,273	672	151	66,698	—	(5,038)	(10)	4,894	—	(32,526)	(2,090)	10,041	97,462

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2023.

January - June 2023	101

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2023 AND 2022
(EUR million)

	Note	30-06-2023	30-06-2022
A. CASH FLOWS FROM OPERATING ACTIVITIES		(11,895)	7,386
Profit/(loss) for the period		5,809	5,541
Adjustments made to obtain the cash flows from operating activities		13,720	11,307
Depreciation and amortisation cost		1,606	1,442
Other adjustments		12,114	9,865
Net increase/(decrease) in operating assets		45,762	90,128
Financial assets held-for-trading		23,291	36,879
Non-trading financial assets mandatorily at fair value through profit or loss		120	226
Financial assets at fair value through profit or loss		647	(5,133)
Financial assets at fair value through other comprehensive income		(1,819)	(15,752)
Financial assets at amortised cost		26,151	65,608
Other operating assets		(2,628)	8,300
Net increase/(decrease) in operating liabilities		15,842	83,182
Financial liabilities held-for-trading		16,830	29,376
Financial liabilities designated at fair value through profit or loss (*)		(4,202)	11,212
Financial liabilities at amortised cost		4,132	41,445
Other operating liabilities (*)		(918)	1,149
Income tax recovered/(paid)		(1,504)	(2,516)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,498)	(1,652)
Payments		6,832	6,016
Tangible assets	7	4,705	4,387
Intangible assets		954	676
Investments		25	109
Subsidiaries and other business units	2	1,148	844
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		4,334	4,364
Tangible assets	7	2,737	2,961
Intangible assets		—	—
Investments		374	138
Subsidiaries and other business units		838	729
Non-current assets held for sale and associated liabilities	6	385	536
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(2,358)	(7,123)
Payments		4,623	7,604
Dividends	3	963	869
Subordinated liabilities		748	1,693
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		1,723	1,173
Other payments related to financing activities		1,189	3,869
Proceeds		2,265	481
Subordinated liabilities		1,654	113
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		467	360
Other proceeds related to financing activities		144	8
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		1,224	1,976
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(15,527)	587
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		223,073	210,689
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		207,546	211,276
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,195	8,568
Cash equivalents at central banks		186,134	191,065
Other financial assets		13,217	11,643
Less: Bank overdrafts refundable on demand
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		207,546	211,276
In which: restricted cash		—	—
(*) See impact of IFRS 17 as at 31 of December 2022 (see Note 1.b).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2023.

102	January - June 2023

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the first six months ended 30 June 2023.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the first six months ended 30 June 2023 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 25 July 2023. Grupo Santander's consolidated annual accounts for year 2022 were approved by shareholders at Banco Santander annual general meeting on 31 March 2023.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2022 were authorised at the board of directors meeting on 27 February 2023 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2022 and the consolidated results of its operations, and the consolidated cash flows in 2022. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 1 March 2023, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements in accordance with the provisions of article 12 of Royal Decree 1362/2007 taking into account the requirements of Circular 3/2018, of June 28, of the Securities and Exchange Commission (CNMV). These interim financial statements will be included in the Half-Yearly Financial Information corresponding to the first half of 2023 that the Group presents in accordance with the aforementioned Circular 3/2018.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first six months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2022.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2022. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

January - June 2023	103

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2022 taking into account the standards and interpretations with effective application date during the first six months of 2023, which are detailed below:
–IFRS 17 Insurance Contracts and amendments to IFRS 17: new general accounting standard for insurance contracts, which includes the recognition, measurement, presentation and disclosure of information. Insurance contracts combine financial and service provision features that, in many cases, generate variable long- term cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the contract result during the period in which the service is provided, presents separately the financial results from the results for the provision of the service and allows entities, through the choice of an accounting policy option, to recognize the financial results in the income statement or in other comprehensive income. Applicable retrospectively from 1 January 2023.
The Group has carried out a project to implement IFRS 17 with all affected Group entities and has drawn up an accounting policy that establishes the accounting criteria for recording insurance contracts. Grupo Santander concluded the analysis of the effects of this new standard without having identified material equity impacts in its interim financial statements due to the application of said standard, except for a reclassification of the balance sheet to the heading 'Liabilities covered by insurance or reinsurance contracts', registered at 1 January 2023, of a portfolio of products for an amount of approximately EUR 16 billion, derived from the different treatment that this new standard establishes for the components of an insurance contract.
–The amendments to IAS 1 Presentation of Financial Statements require companies to disclose material information about their accounting policies rather than their significant accounting policies. Applicable from 1 January 2023.
–The amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how to distinguish changes in accounting policies, which are generally applied retrospectively, from changes in accounting estimates, which are generally applied prospectively. Applicable from 1 January 2023.
–The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
•Right-of-use assets and lease liabilities.
•Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.
The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. Applicable from 1 January 2023.
By the time of the preparation of these interim financial statements, there is an amendment to IAS 12 that was approved by the IASB on 23 May 2023 with an effective date of 1 January 2023, and that is pending adoption by the European Union for the current exercise.
–The amendments to IAS 12 Income Taxes applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendment includes the mandatory and temporary exception to the recognition and breakdown of deferred tax assets and liabilities derived from said Pillar Two model rules (applicable from the date of publication of the amendment) and establishes additional information requirements, differentiating between whether said tax law has entered into force (applicable from the date of publication of the amendment), or said tax law is enacted or substantially enacted, in which case the information requirements will be necessary for the annual periods beginning on or after 1 January 2023 (without any information requirement in the intermediate periods).
Banco Santander has not applied the aforementioned exception since there are no tax laws for the implementation of the model rules of Pillar Two in force in the financial year 2023 for the geographies in which the Group operates.
The aforementioned amendments to accounting standards have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 June 2023 were applied in their preparation.

104	January - June 2023

c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2022, except for those indicated in these interim financial statements due to the rules that have come into effect during the first six months of the year 2023.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
2.The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario and the situation of the war in Ukraine, as well as the challenges derived from the inflationary scenario, the recent turbulence in the world banking sector, mainly due to the bankruptcy of some regional banks in the United States, a specific case of a merger in Europe, which has contributed to generate greater uncertainty and volatility in the markets.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
During the first six months ended 30 June 2023, there have been no additional significant changes in the estimates made at the end of 2022, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 2.o to Grupo Santander's consolidated annual accounts for the year ended 31 December 2022 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2022 to the date of formal preparation of these interim financial statements.
e)   Comparative information

The comparative information in the balance sheet as at 31 December 2022 has been restated due to retrospective application of IFRS 17 (see Note 1.b).
In order to interpret the changes in the balances with respect to 31 December 2022, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 50.b to the consolidated annual accounts for the year ended 31 December 2022) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2023: Mexican peso (11.15%), US dollar (-2.16%), Brazilian real (7.51%), Pound sterling (3.35%), Chilean peso (4.02%) and Polish zloty (5.60%); as well as the evolution of the average exchange rates between comparable periods: New Mexican peso (12.84%), US dollar (1.11%), Brazilian real (0.89%), Pound sterling (-3.86%), Chilean peso (3.65%) and Polish zloty (0.25%).

January - June 2023	105

f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the first six months ended 30 June 2023.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the first six months ended 30 June 2023.
h) Other information
On 28 December 2022, the law establishing a temporary levy on credit institutions and financial credit establishments was published in Spain. On 1 January 2023, an amount of 224 million euros was recorded under the heading "Other operating expenses" in the profit and loss account in accordance with IFRIC 21 due to this new tax.
i)    Events after the reporting period
From July 1, 2023 and up to the date of formulation of these interim financial statements corresponding to the first six months of 2023, there have been no relevant events other than those indicated in the interim financial statements.
2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2022 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2022, 2021 and 2020.
The most significant transactions carried out during the first six months of 2023 or pending execution at 30 June 2023 are described below:
Tender offer for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander'), announced that it intended to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander México') in Mexico (Shares) and the United States (American Depositary Shares ('ADS')), which were not owned by Grupo Santander, which amounted to approximately 3.76% of Santander México's share capital.
The offers were launched on 7 February 2023 and were originally scheduled to close on 8 March 2023. On 1 March 2023, Banco Santander announced its decision to extend the expiration date of the offers so that they could be concluded on 10 April 2023. Finally, after the offers' closing, 3.6% of the capital has accepted the offer, which raised the Group's stake in Santander México from 96.2% to 99.8%.
Shareholders who participated in the offerings received 24.52 Mexican pesos (approximately 1.20 euro) per Share and US$ 6.6876 in cash for each ADS (i.e., the equivalent in United States dollars of 122.6 Mexican pesos in cash for each ADS at the dollar/Mexican peso exchange rate on the expiration date of April 10, 2023), which corresponded to the book value of the Santander México share according to the quarterly report of Santander México corresponding to the fourth quarter of the year 2022 in accordance with applicable legislation, with a total disbursement by Banco Santander of approximately EUR 300 million.
The operation has led to an increase of EUR 13 million in Reserves and a decrease of EUR 313 million in minority interests.
Once the offers were concluded and settled, Banco Santander proceeded to: (i) withdraw the ADSs from the listing on the New York Stock Exchange (“NYSE”) and the Shares from the registry before the Securities and Exchange Commission ('SEC') in the United States and; (ii) cancel the registration of the Shares in the National Securities Registry of the National Banking and Securities Commission ('CNBV'') and withdraw the listing of the Shares in the Mexican Stock Exchange, S.A.B. de C.V. ('BMV'). Said cancellation was approved by the extraordinary general shareholders' meeting of Santander México held on 30 November 2022, with the favourable vote of the holders of the shares that represent more than 95% of the shares of Santander México, as required by the Mexican Securities Market Law.
Pursuant to Mexican law, on 12 May 2023, Banco Santander and Santander México have established a trust (the “Repurchase Trust”), to which the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same.

106	January - June 2023

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first six months of 2023 and 2022 was as follows:

	30-06-2023			30-06-2022
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	11.90%	0.0595	963	10.30%	0.0515	869
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	11.90%	0.0595	963	10.30%	0.0515	869
Dividend paid out of profit	11.90%	0.0595	963	10.30%	0.0515	869
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
The general meeting of shareholders approved on 31 March 2023 the payment of a complementary dividend in cash charged to the results of the financial year 2022, agreed at the board of directors on 27 February 2023, of EUR 5.95 cents per share that was effective as of 2 May 2023.
Likewise, the general meeting of shareholders approved the implementation of a share repurchase program agreed by this board of directors for a maximum amount of EUR 921 million, which began on 1 March 2023 until 12 May 2023.
At the board of directors held on 24 February 2022, it was agreed to pay a dividend of EUR 5.15 cents in cash per share corresponding to the year 2021, which became effective on 2 May 2022. It also approved the implementation of a share repurchase program charged to the results of the 2021 financial year for a maximum amount of 865 million, completed in May 2022.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-06-2023	30-06-2022
Profit attributable to the Parent (EUR million)	5,241	4,894
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(229)	(292)
	5,012	4,602
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	5,012	4,602
Weighted average number of shares outstanding	16,279,041,269	16,947,764,566
Basic earnings per share (euros)	0.31	0.27
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.31	0.27

January - June 2023	107

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-06-2023	30-06-2022
Profit attributable to the Parent (EUR million)	5,241	4,894
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(229)	(292)
	5,012	4,602
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	5,012	4,602
Weighted average number of shares outstanding	16,279,041,269	16,947,764,566
Dilutive effect of options/receipt of shares	67,704,709	48,431,475
Adjusted number of shares	16,346,745,978	16,996,196,041
Diluted earnings per share (euros)	0.31	0.27
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.31	0.27
4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2022 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2022.
Following is a summary of the most significant data on the remunerations and benefits for the first six months ended 30 June 2023 and 2022:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-06-2023	30-06-2022
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	3,136	2,859
Variable salary remuneration of executive directors	—	—
Directors fees	628	525
Bylaw-stipulated emoluments (annual emolument)	2,113	1,890
Other	1,407	1,317
Sub-total	7,284	6,591
Transactions with shares and/or other financial instruments	—	—
	7,284	6,591
(1)The Notes to the consolidated annual accounts for 2023 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr. Jose Antonio Álvarez stepped down as Vice chair and CEO Executive Director on 31 December 2022. Designated as Vice chair Non - executive Director 1 January 2023.
Mr. Héctor Grisi was designated member of the board on 1 January 2023.
Mr. Germán de la Fuente was designated member of the board on 1 April 2022.
Mr. Glenn Hutchings was designated member of the board on 20 December 2022.
Mr. Álvaro Cardoso de Souza stepped down as member of the board on 1 April 2022.
Mr. Ramón Martín Chávez Márquez stepped down as member of the board on 1 July 2022.
Mr. Sergio Agapito Lires Rial stepped down as member of the board on 31 December 2022.

108	January - June 2023

Other benefits of members of the board of directors

	EUR thousand
	30-06-2023	30-06-2022
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	144	133
Pension funds and plans: Endowments and/or contributions (1)	1,055	946
Pension funds and plans: Accumulated rights (2)	66,792	64,895
Life insurance premiums	563	769
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during the first six months of 2023 and 2022 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 June 2023 and 30 June 2022 rights accrued for this concept for EUR 46,275 thousand and EUR 48,388 thousand, respectively.
Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 June 2023 and 2022, excluding the executive directors:

	EUR thousand
	30-06-2023	30-06-2022
Senior management (1)
Total remuneration of senior management (2)	12,761	13,978
(1)Remunerations received during the first six months by members of the senior management who ceased in their functions by 30 June 2023, amounted to EUR 511 thousand. During the first six months of 2022, no member of senior management terminated their duties.
(2)   The number of members of Banco Santander's senior management, excluding executive directors, is 14 as at 30 June 2023 (15 persons at 30 June 2022 ).

The variable annual remuneration (or bonuses) received for fiscal year 2022, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2023 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-06-2023	30-06-2022
Senior management (1)
Pension funds: Endowments and / or contributions (2)	2,550	2,808
Pension funds: Accumulated rights (3)	55,451	56,222
(1)Contributions made during the first six months to members of the senior management who ceased in their functions by 30 June 2023, amounted to EUR 108 thousand. During the first six months of 2022, no member of senior management terminated their duties
(2)Corresponds to the allocations and/or contributions made during the first six months of 2023 and 2022 as retirement pensions.
(3)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 June 2023 and 30 June 2022 rights accumulated for this same concept for EUR 90,401 thousand and EUR 113,060 thousand, respectively.

January - June 2023	109

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 June 2023 and 31 December 2022 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-06-2023
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	67,613
Equity instruments	13,349	4,055		1,729
Debt instruments	55,823	888	3,089	76,010	91,559
Loans and advances	47,049	853	6,556	9,017	1,088,743
Central Banks	12,406	—	—	—	17,871
Credit institutions	23,592	1	626	303	52,375
Customers	11,051	852	5,930	8,714	1,018,497
Total	183,834	5,796	9,645	86,756	1,180,302

	EUR million
	31-12-2022
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	67,002
Equity instruments	10,066	3,711		1,941
Debt instruments	41,403	1,134	2,542	75,083	73,554
Loans and advances	37,647	868	6,447	8,215	1,073,490
Central Banks	11,595	—	—	—	15,375
Credit institutions	16,502	—	673	—	46,518
Customers	9,550	868	5,774	8,215	1,011,597
Total	156,118	5,713	8,989	85,239	1,147,044

110	January - June 2023

Following is the gross exposure of financial assets subject to impairment stages at 30 June 2023 and 31 December 2022:

	EUR million
	30-06-2023				31-12-2022
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	84,841	160	97	85,098	83,118	184	24	83,326
Debt instruments	76,015	—	6	76,021	75,087	—	6	75,093
Loans and advances	8,826	160	91	9,077	8,031	184	18	8,233
Credit institutions	303	—	—	303	—	—	—	—
Customers	8,523	160	91	8,774	8,031	184	18	8,233
Financial assets at amortised cost	1,097,848	71,743	33,395	1,202,986	1,070,025	66,588	32,997	1,169,610
Debt instruments	91,254	125	442	91,821	73,297	75	398	73,770
Loans and advances	1,006,594	71,618	32,953	1,111,165	996,728	66,513	32,599	1,095,840
Central Banks	17,871	—	—	17,871	15,375	—	—	15,375
Credit institutions	52,369	13	—	52,382	46,523	1	—	46,524
Customers	936,354	71,605	32,953	1,040,912	934,830	66,512	32,599	1,033,941
Total	1,182,689	71,903	33,492	1,288,084	1,153,143	66,772	33,021	1,252,936
On 30 June 2023, Grupo Santander has EUR 671 million (EUR 322 million on 31 December 2022) of exposure in impaired assets purchased with impairment, of which EUR 251 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the first six months ended 30 June 2023 and 2022, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-06-2023	30-06-2022
Balance as at beginning of period	22,888	23,164

Impairment losses charged to income for the period	6,843	5,255
Of which:
Impairment losses charged to income	11,225	9,720
Impairment losses reversed with a credit to income	(4,382)	(4,465)
Perimeter change	(37)	—
Write-off of impaired balances against recorded impairment allowance	(6,831)	(5,682)
Exchange differences and other	492	937

Balance as at end of period	23,355	23,674

Of which, relating to:
Impaired assets	14,271	13,707
Other assets	9,084	9,967

Of which:
Individually calculated	2,858	2,719
Collectively calculated	20,497	20,955

January - June 2023	111

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 June 2023 and 30 June 2022:

	EUR million
	30-06-2023
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,611	5,124	13,931	22,666
Transfers between stages	(454)	355	3,767	3,668
Variation due to credit risk	605	(377)	2,891	3,119
Write-offs	—	—	(6,801)	(6,801)
Exchange differences and other	88	97	249	434
Carrying amount at end of period	3,850	5,199	14,037	23,086

	EUR million
	30-06-2022
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,182	5,224	13,546	22,952
Transfers between stages	(455)	381	2,618	2,544
Variation due to credit risk	473	(447)	2,695	2,721
Write-offs	—	—	(5,682)	(5,682)
Exchange differences and other	249	324	332	905
Carrying amount at end of period	4,449	5,482	13,509	23,440
Previously written-off assets recovered during the first six months of 2023 and 2022 amount to EUR 864 million and to EUR 662 million, respectively. In addition, during the first six months of 2023 EUR 264 million were recognized for losses in the income statement due to renegotiation or contractual modifications mainly due to the CHF mortgage portfolio in Poland (EUR 169 million during the first six months of 2022). Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 6,243 million and EUR 4,762 million during the first six months of 2023 and 2022, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the first six months ended 30 June 2023 and 2022, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-06-2023	30-06-2022
Balance as at beginning of period	33,269	31,848
Net additions	6,480	5,710
Written-off assets	(6,831)	(5,682)
Perimeter Changes	(45)	—
Exchange differences and other	773	850
Balance at end of period	33,646	32,726
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

112	January - June 2023

d)    Guarantees received
Following is the breakdown of the value of the guarantees received to ensure the collection of the financial assets that comprise the heading of financial assets at amortized cost, distinguishing between real guarantees and other guarantees at 30 June 2023 and 31 December 2022:

	EUR million
	30-06-2023	31-12-2022
Real guarantees value	632,794	627,337
Of which: Impaired	12,028	11,846
Other guarantees value	93,967	96,645
Of which: Impaired	2,227	2,029
Total value of the guarantees received	726,761	723,982
e)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 June 2023 and 31 December 2022:

	EUR million
	30-06-2023		31-12-2022
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,088,743	1,067,336	1,073,490	1,053,703
Debt instruments	91,559	89,085	73,554	70,373
ASSETS	1,180,302	1,156,421	1,147,044	1,124,076
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 50.c of the consolidated annual accounts for the year 2022.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 30 June 2023 and 31 December 2022 is as follows presented by nature:

	EUR million
	30-06-2023	31-12-2022
Tangible assets	3,125	3,435
Of which:
Foreclosed assets	2,912	3,101
Of which: Property assets in Spain	2,335	2,596
Other tangible assets held for sale	213	334
Other assets	26	18
	3,151	3,453
The balance of the provisions at 30 June 2023 is EUR 3,173 million (EUR 3,425 million at 31 December 2022). The charges recorded in the first six months of 2023 and 2022 amounted to EUR 63 million and EUR 100 million, respectively, and the recoveries undergone during those periods amount to EUR 16 million and EUR 33 million, respectively.

January - June 2023	113

7.   Tangible assets
a)   Changes in the period
In the first six months of 2023 and 2022, tangible assets (rights of use are not included) were acquired for EUR 4,705 million and EUR 4,387 million, respectively.
Likewise, in the first six months of 2023 and 2022 tangible asset items were disposed of with a carrying amount of EUR 2,713 million and EUR 2,965 million, generating a net profit of EUR 24 million (net loss of EUR 4 million in the first semester of 2022).
b)   Property, plant and equipment purchase commitments
At 30 June 2023 and 2022, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 June 2023, Grupo Santander has tangible assets under lease for the amount of EUR 2,384 million (EUR 2,413 million at 31 December 2022).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 June 2023 and 31 December 2022, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-06-2023	31-12-2022
Banco Santander (Brazil)	3,756	3,503
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Bank Polska	1,135	1,075
Santander Portugal	1,040	1,040
Santander US Auto	1,016	1,039
Santander España	998	998
Santander Holding USA (ex. Auto)	824	844
Santander UK	619	599
Banco Santander - Chile	570	548
Grupo Financiero Santander (Mexico)	522	469
Ebury Partners	308	298
Santander Consumer Nordics	199	215
Other entities	391	365
Total Goodwill	14,126	13,741

During the first semester of 2023 there has been an increase in goodwill of EUR 385 million mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading Other comprehensive income - Items that can be reclassified in results- Foreign currency translation of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2022 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test as long as there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first six months of 2023, there were no triggers that required the recording of impairments.

114	January - June 2023

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 June 2023 and 31 December 2022, presented by nature and categories for valuation purposes:

	EUR million
	30-06-2023			31-12-2022
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss (*)	Financial liabilities at amortised cost
Derivatives	62,259			64,891
Short Positions	22,352			22,515
Deposits	50,277	30,536	1,115,908	27,779	34,841	1,111,887
Central banks	16,216	829	58,644	5,757	1,740	76,952
Credit institutions	14,140	2,410	90,704	9,796	1,958	68,582
Customer	19,921	27,297	966,560	12,226	31,143	966,353
Debt instruments	—	5,684	285,869	—	5,427	274,912
Other financial liabilities	—	—	45,105	—	—	37,059
Total	134,888	36,220	1,446,882	115,185	40,268	1,423,858
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b)
b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-06-2023	31-12-2022
Bonds and debentures outstanding	217,735	211,597
Subordinated	26,864	25,717
Promissory notes and other securities	46,954	43,025
Total debt instruments issued	291,553	280,339
The detail, at 30 June 2023 and 2022, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2023 and 2022:

	EUR million
	30-06-2023
	Opening balance at 01-01-23	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 06-30-23
Bonds and debentures outstanding	211,597	(1,467)	34,438	(28,534)	1,701	217,735
Subordinated	25,717	—	1,500	(36)	(317)	26,864
Bonds and debentures outstanding and subordinated liabilities issued	237,314	(1,467)	35,938	(28,570)	1,384	244,599

	EUR million
	30-06-2022
	Opening balance at 01-01-22	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 06-30-22
Bonds and debentures outstanding	194,362	—	33,800	(27,376)	3,837	204,623
Subordinated	25,938	—	113	(853)	635	25,833
Bonds and debentures outstanding and subordinated liabilities issued	220,300	—	33,913	(28,229)	4,472	230,456

January - June 2023	115

At 23 May 2023, Banco Santander, S.A. carried out an issue of subordinated bonds for an amount of EUR 1,500 million at a term of 10 years and 3 months. The issue coupon was fixed at 5.75% per year for the first 5 years and 3 months, with an option to redeem in August 2028, revising the coupon, in the event of non-amortization, even a margin of 285 points more the 5-year Euro Swap rate.
At 25 April 2022, Banco Santander, S.A. proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1602466424 and common code 160246642 in circulation, for a total nominal amount of 750 million euros and which trade on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
c)    Other issues guaranteed by Grupo Santander
At 30 June 2023 and 2022, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 June 2023 and 31 December 2022:

	EUR million
	30-06-2023		31-12-2022
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,115,908	1,114,308	1,111,887	1,108,918
Debt instruments	285,869	276,186	274,912	263,191
Liabilities	1,401,777	1,390,494	1,386,799	1,372,109
Additionally, other financial liabilities are accounted for EUR 45,105 million and EUR 37,059 million as of 30 June 2023 and 31 December 2022, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 50.c of the consolidated annual accounts for 2022, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2022 to 30 June 2023, is mainly due to benefit payments and premiums or contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 June 2023 and at 31 December 2022 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-06-2023	31-12-2022
Provisions for taxes	741	679
Provisions for employment-related proceedings (Brazil)	475	301
Provisions for other legal proceedings	1,342	1,094
Provision for customer remediation	385	349
Provision for restructuring	659	641
Other	888	1,009
	4,490	4,073
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.

116	January - June 2023

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.
The main changes in provisions in the first six months of 2023 are as follows:
With respect to provisions for labour and other legal proceedings, in Brazil, provisions of EUR 257 million and EUR 115 million were recorded, making payments of EUR 116 million and EUR 87 million, respectively.
With respect to provisions for customer compensation, and based on the best information available, the gross amount of mortgage leans denominated and indexed to foreign currencies in Poland has been adjusted, in accordance with IFRS 9, by the new estimated cash flows, as described in Note 10 c.
c)    Litigation and other matters
i. Tax-related litigation
At 30 June 2023 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court  ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil), S.A. case. The Bank will file a new appeal, considering the possible loss as a contingent liability. The other Group entities have recognized a provision for the estimated loss regarding both PIS and Cofins.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in the administrative Court, the Conselho Adminisitrativo de Recursos Fiscais (CARF). No provision was recognised in connection with the amount considered to be a contingent liability.

January - June 2023	117

•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices were submitted, and the appeal is pending decision in CARF. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 807 million, and for lawsuits that qualify as contingent liabilities is EUR 5,440 million.
•Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), and 2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On October 2021 the Court of Justice definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, had no impact on results.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings are also in progress.

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ii. Non-tax-related proceedings
At 30 June 2023 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies that two entities of AXA Group (hereinafter, AXA France) acquired from Genworth Financial International Holdings, Inc. (Genworth) in September 2015. The dispute involves Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the policies in dispute and Santander Insurance Services UK Limited (the Santander Entitites).
In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to the relevant period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay AXA SA circa GBP 624 million in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA SA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, AXA France commenced litigation against the Santander Entities seeking recovery of GBP 636 million (EUR 741.3 million) (plus interest) and any further losses relating to pre-2005 PPI.
Judgment in respect of the Santander Entities application for AXA France’s claim to be struck out/summarily dismissed, was handed down by the Commercial Court on 12 July 2022. In summary, the High Court of Justice Business and Property Courts of England and Wales - Commercial Court upheld a significant part of the Santander Entities’ strike-out application and required AXA France to re-plead a significant portion of its other pleadings.
AXA France updated the amount of losses claimed from GBP 636 million (EUR 741.3 million) to GBP 670 million (EUR 780.9 million) (plus interest) in their Re-Amended Particulars of Claim dated 2 December 2022 (RAPOC). On 31 January 2023, the Santander Entities filed their Defence to the RAPOC and an Additional Claim. In response, AXA France has conceded its claim for charges paid to Santander Entities pursuant to the CHA, reducing the overall value of its claim from GBP 670 million (EUR 780.9 million) to GBP 552 million (EUR 643.4 million) (plus interest) and has agreed to the requested rectification. AXA France filed its Re-Re-Amended Particulars of Claim on 29 June 2023.
Overall, there remains significant uncertainty as to how the dispute will be resolved. There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome of the matter. These provisions represent the best estimate as of 30 June 2023.
In addition, and in relation to PPI more generally the PPI provision includes an amount relating to legal claims challenging the Financial Conduct Authority’s (FCA) industry guidance on the treatment of the Plevin judgment and of recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
•Motor Finance Broker Commissions: following the FCA Motor Market review in 2021, Santander Consumer UK (plc) has received a number of claims and complaints in respect of its historical commission arrangements. Santander Consumer (UK) plc is monitoring industry developments for potential liabilities for claims related to the use of discretionary commission models prior to the Motor Market review. While it is possible that certain costs will be incurred in relation to existing or future such claims or complaints, it is not considered that a legal or constructive obligation has been established that would require a provision to be recorded at this stage as it is currently not possible to predict their ultimate outcome including the materiality of any financial impacts (if any).
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Mobiliaria Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place. It is currently pending resolution by the Provincial Court
Separately, Mobiliaria Monesa, S.A. (parent of Delforca) filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.

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•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: claim initiated in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit, and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Tribunal Regional do Trabalho (Regional Labour Court) and the High Employment Court (TST) ordered Santander Brazil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Santander Brazil.
Santander Bank Brazil filed a rescissory action before the TST to nullify the decisions of the main proceedings and suspend the execution of the judgment, which was deemed inadmissible, therefore its execution was suspended. The rescissory action was dismissed and a motion for clarification was filed, due to the absence of an explicit argument to deny the rescissory action filed by Santander Brazil. After the decision of the motion for clarification, Santander Brazil filed an extraordinary appeal in the rescissory action in February 2021, which was denied in an interlocutory decision in June 2021 by the TST. As Santander Brazil understands there is a conflict between the TST decision and the doctrine set by the STF, Santander Brazil appealed this decision. This appeal is pending.
In August 2021, a first instance court ruled that the enforcement of the TST decision shall be carried out individually, at the jurisdiction pertaining to each person. AFABESP appealed this decision. In December 2021, the Regional Labor Court denied the appeal filed by AFABESP. This decision has not been appealed by AFABESP, and therefore it has become firm.
Santander Brazil external advisers have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of 30 June 2023.
•'Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits ('economic plans'). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 20 June 2023, the provision recorded for the economic plan proceedings amounts to EUR 238.2 million.
•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U. (Banco Popular), the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular included "floor clauses" in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. On 30 June 2023, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 55.5 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: After the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to these appeals, on the one hand, the General Court of the European Union (GCUE) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE has rendered five judgements in which it has completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. four of these judgments have been appealed before the Court of Justice of the European Union (CJEU). In all the appeals the rejoinder stage has concluded.

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On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council of 15 May, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU has rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract. In respect to this judgement, in December 2022 the Spanish Supreme Court submitted three preliminary rulings before the CJEU in respect of its applicability to subordinated bonds amortized with the resolution and to subordinated obligations and/or preferred shares converted into shares before resolution.
Separately, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences. In view of the CJEU ruling of 5 May 2022, the Bank has requested confirmation of the exclusion of its subsidiary civil liability status in this criminal proceeding. On 26 July 2022, the Court has rejected this request stating that it is a matter to be determined at a later procedural time. This decision has been confirmed on appeal by the Chamber of the National Court by sentence of 5 October 2022. The instruction expired on 29 April 2023. Therefore, the Court now must issue the resolution putting an end to the investigation.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The CJEU judgement of 5 May represents a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution. In the lawsuit, the claimant mainly requested a declaratory ruling that upholds the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying the part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts for the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the first instance court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR 35.5 million, within the voluntary compliance period.

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On 6 February 2023, Banco Santander was notified of the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. Existing provisions cover the estimated risk of loss.
•Universalpay Entidad de Pago, S.L. (Upay) has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claim payment (EUR 1,050 million). The MAA was originally entered into by Banco Popular and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit was mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral. On 16 December 2022, the Court ruled in favour of the Bank and dismissed the plaintiff's claim in its entirety. The decision has been appealed before the Provincial Court of Madrid and the bank has filed its opposition to Upay’s appeal.
Considering the decision at first instance and following the analysis carried out by the Bank's external lawyers, with the best information available to date, it is considered that no provision needs to be registered.
•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland considering that certain contractual clauses in CHF-Indexed loan agreements were abusive. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In case of maintenance of the contract, the court may only integrate the contract with subsidiary provisions of national law and decide, in accordance with those provisions, on the applicable rate.
In 2021, the Supreme Court was expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying case law. The Supreme Court met several times, with the last session taking place on 2 September 2021. However, the resolution was not adopted and instead, the Supreme Court referred questions to the CJEU on constitutional issues of the Polish judiciary system. No new date for consideration of the issue has been set and no comprehensive decision by the Supreme Court of the issue is expected in the near future. In the absence of a comprehensive position of the Supreme Court, it is difficult to expect a full unification of judicial decisions, and decisions of the Supreme Court and CJEU issued on particular issues may be important for shaping further case law on CHF matters.
On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.
At the same time, the CJEU ruled that, under European law, there is no obstacle to the consumer being able to claim compensation from the bank beyond the return of the instalments paid, but at the same time stipulated that such a claim should be evaluated in light of all the circumstances of the case, so that the consumer's possible benefits from the cancellation of the contract do not exceed what is necessary to restore the factual and legal situation in which he would have been without entering into the defective contract and do not constitute an excessive sanction for the entrepreneur (principle of proportionality).
The case law of national courts implementing the CJEU rulings (including the recent ruling of 15 June 2023), and the possible position of the Supreme Court will be crucial for the final assessment of the legal risk related to this matter.
At the date of these interim financial statements, it is not possible to predict the Supreme Court’s and CJEU decisions on individual cases. Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice.
As of 30 June 2023, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintain a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 6,844.4 million (EUR 1,543 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.

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As of the same date, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as the provisions recorded under IAS37, amount to PLN 4,003.1 million (EUR 902.4 million). PLN 3,437.6 million (EUR 775 million) corresponds to adjustment to gross carrying amount under IFRS9 and PLN 565.5 million (EUR 127.4 million) to provisions recognized in accordance with IAS37. The adjustment to gross carrying amount in accordance with IFRS9 in the first half of 2023 amounted to PLN 755.6 million (EUR 163.4 million), and the additional provisions under IAS37 amounted to PLN 180 million (EUR 38.9 million). Other costs related to the dispute amounted to PLN 213.9 million (EUR 46.3 million). These provisions represent the best estimate as of 30 June 2023. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
In December 2020, the Chairman of the Polish Financial Supervision Authority (KNF) presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. KNF continues to support the concept of offering such settlements by banks after the verdict of the CJEU on 15 June 2023. The Bank has prepared settlement proposals which consider both the key elements of conversion of home loans indexed to CHF, as proposed by the KNF Chairman, and the conditions defined internally by the Bank. The proposals are being presented to customers. This is reflected in the model which is currently used to calculate legal risk provisions.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional review and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final. On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which has been resolved in favour of Santander Mexico. Plaintiffs have requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above and this has been resolved in favour of Plaintiffs.
Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.
•URO Property Holdings, SOCIMI SA: on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings SOCIMI SA (Uro), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (BNP) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015. The claimant seeks a declaration by the Court and a monetary award against Uro, in connection with an additional premium above the nominal value of the financing repayment because of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and a counterclaim against the claimant. The trial hearing has been scheduled for November and December 2024. Furthermore, Uro filed a summary judgement application for BNP's claim to be dismissed before trial. The dismissal of this application by the Commercial Court has been confirmed by the Appeal Court. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 June 2023, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

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11.   Equity
In the first six month period ended 30 June 2023 and 2022 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 June 2023 and 31 December 2022 consisted of EUR 8,092 million and 8,397, respectively, represented by 16,184,146,059 and 16,794,401,584 shares of EUR 0.50 of nominal value each, respectively, and all of them of a unique class and series.
On 21 March 2023, there was a capital reduction amounting to EUR 170 million through the redemption of 340,406,572 shares, corresponding to the share buyback program for the year 2022 ended in January 2023.
Likewise, on 30 June 2023, Banco Santander has decreased its capital by an amount of EUR 135 million through the redemption of 269,848,953 shares, corresponding to the share buyback program carried out between March and May 2023.
Both operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issues in excess of par value.
As a result of the capital reductions described in Note 11.a, during the first half of 2023 the share premium has been reduced by an amount of 1,595 million euros, corresponding to the difference between the purchase value of the shares amortized (1,900 million euros) and the nominal value of said shares (305 million euros).
Likewise, in accordance with the applicable legislation, a reserve for amortized capital has been allocated with a charge to the share premium for an equal amount to the nominal value of said amortized shares (305 million euros).
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-06-2023	31-12-2022
Other comprehensive income accumulated	(33,789)	(35,628)
Items not reclassified to profit or loss	(4,956)	(4,635)
Actuarial gains or losses on defined benefit pension plans	(4,036)	(3,945)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	3	10
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(859)	(672)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	252	293
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(252)	(293)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(64)	(28)
Items that may be reclassified to profit or loss	(28,833)	(30,993)
Hedge of net investments in foreign operations (effective portion)	(8,322)	(6,750)
Exchange differences	(17,580)	(20,420)
Hedging derivatives (effective portion)	(2,118)	(2,437)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(563)	(1,002)
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(250)	(384)

124	January - June 2023

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first six months of 2023, the amount of actuarial losses (net of actuarial gains) has increased by EUR 402 million. The main impacts are:
•Increase of EUR 182 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the performance of the asset portfolio, partially offset by the variation in the discount rate used in the obligations (increase from 4.88% to 5.28%).
•Increase of 134 million euros in accumulated actuarial losses corresponding to the Group's businesses in Brazil, due to the variation in the discount rate (decrease from 9.44% to 8.71% in the main pension plans, and decrease from 9.46% to 8.73% in the main medical plan), to short-term inflation and the performance of the asset portfolio.
•Decrease of EUR 21 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, mainly due to the good performance of the asset portfolio.
•Decrease of EUR 13 million in the cumulative actuarial losses relating to the Group´s businesses in Spain, mainly due to the discount rate variation (increase from 3.80% to 4.00%).
The other modification in accumulated actuarial profit or losses is an increase of EUR 120 million as a result of the evolution of exchange rates and other movements.
e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2023 and 31 December 2022 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-06-2023				31-12-2022
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	31	(1,172)	(1,141)	251	30	(926)	(896)	500
International
Rest of Europe	110	(67)	43	271	84	(60)	24	225
United States	18	—	18	24	15	—	15	29
Latin America and rest	309	(88)	221	1,183	244	(59)	185	1,187
	468	(1,327)	(859)	1,729	373	(1,045)	(672)	1,941
Of which:
Listed	311	(138)	173	1,191	246	(113)	133	1,200
Unlisted	157	(1,189)	(1,032)	538	127	(932)	(805)	741

January - June 2023	125

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first six months of 2023 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the strong appreciation of the Brazilian real, Pound sterling and Mexican peso, and in the negative side the impact of the depreciation of the US dollar (see Note 1.e). Of this variation, a capital gain of EUR 392 million corresponds to the valuation at the closing exchange rate of goodwill for the first six months of 2023 (see Note 8).
g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2023 and 31 December 2022 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-06-2023				31-12-2022
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	110	(1)	109	9,544	26	(1)	25	9,312
Rest of Europe	355	(140)	215	18,607	268	(199)	69	17,593
Latin America and rest of the world	177	(843)	(666)	40,351	196	(937)	(741)	40,873
Issued by Private-sector
Spain	82	(3)	79	6,277	—	(24)	(24)	5,727
Rest of Europe	12	(56)	(44)	5,157	11	(68)	(57)	5,203
Latin America and rest of the world	27	(283)	(256)	5,091	16	(290)	(274)	4,590
	763	(1,326)	(563)	85,027	517	(1,519)	(1,002)	83,298

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. The information is prepared by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the first six months ended 30 June 2023 and 2022.

126	January - June 2023

In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the first six months ended 30 June 2023 and 2022:

	EUR million
	Revenue from ordinary activities		Profit before taxes		Profit
Segment	30-06-2023	30-06-2022	30-06-2023	30-06-2022	30-06-2023	30-06-2022
Europe	19,391	13,649	3,888	2,693	2,536	1,839
North America	13,966	8,154	1,739	2,061	1,346	1,578
South America	20,461	17,613	2,376	3,165	1,458	1,946
Digital Consumer Bank	4,761	3,395	928	1,010	521	572
Corporate Centre	1,121	173	(602)	(1,014)	(620)	(1,041)
Underlying Profit	59,700	42,984	8,329	7,915	5,241	4,894
Adjustments	—	—	(239)	—	—	—
Statutory Profit	59,700	42,984	8,090	7,915	5,241	4,894
113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first six months of 2023 and 2022, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-06-2023
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	79	—	79
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	57	—	57
	—	—	136	—	136
Income
Finance income	—	—	188	3	191
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	709	1	710
	—	—	897	4	901

January - June 2023	127

	EUR million
	30-06-2023
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	2	376	(199)	179
Financing agreements: loans and capital contributions (borrower)	—	—	(29)	7	(22)
Guarantees provided	—	—	—	680	680
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	51	3	54
Dividends and other distributed profit	—	1	—	10	11
Other transactions	—	—	36	—	36

	EUR million
	30-06-2023
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	13	9,687	256	9,956
Other collection rights	—	—	969	—	969
	—	13	10,656	256	10,925
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	21	3,210	115	3,346
Other payment obligations	—	—	358	—	358
	—	21	3,568	115	3,704

	EUR million
	30-06-2022
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	16	—	16
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	197	—	197
	—	—	213	—	213
Income
Finance income	—	—	71	—	71
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	683	1	684
	—	—	754	1	755

128	January - June 2023

	EUR million
	30-06-2022
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	715	26	741
Financing agreements: loans and capital contributions (borrower)	—	9	362	40	411
Guarantees provided	—	—	—	—	—
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	(12)	(2)	(14)
Dividends and other distributed profit	—	1	—	9	10
Other transactions	—	—	(106)	—	(106)

	EUR million
	31-12-2022
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	13	9,311	455	9,779
Other collection rights	—	—	946	—	946
	—	13	10,257	455	10,725
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	22	3,239	109	3,370
Other payment obligations	—	—	372	—	372
	—	22	3,611	109	3,742

January - June 2023	129

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-06-2023	31-12-2022
Loan commitments granted	283,903	274,075
Of which impaired	509	653
Financial guarantees granted	14,401	12,856
Of which impaired	538	521
Bank sureties	14,355	12,813
Credit derivatives sold	46	43
Other commitments granted	113,266	92,672
Of which impaired	607	608
Other granted guarantees	53,651	50,508
Other	59,615	42,164
The breakdown of the off-balance sheet exposure and impairment on 30 June 2023 and 31 December 2022 by impairment stages is EUR 402,019 million and EUR 370,729 million of exposure and EUR 332 million and EUR 331 million of impairment in stage 1, EUR 7,897 million and EUR 7,092 million of exposure and EUR 184 million and EUR 191 million of impairment in stage 2, and EUR 1,654 million and EUR 1,782 million of exposure and EUR 240 million and EUR 212 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the first six months ended 30 June 2023 and 2022 is as follows:

Average headcount
	Bank		Group
	30-06-2023	30-06-2022	30-06-2023	30-06-2022
Men	12,260	11,867	97,353	90,747
Women	11,732	11,355	112,663	109,055
	23,992	23,222	210,016	199,802
The number of branches at 30 June 2023 and 31 December 2022 is as follow:

Number of branches
	Group
	30-06-2023	31-12-2022
Spain	1,936	1,966
Group	6,887	7,053
	8,823	9,019

130	January - June 2023

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 June 2023 and 31 December 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-06-2023			31-12-2022
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	61,089	122,745	183,834	45,014	111,104	156,118
Non-trading financial assets mandatorily at fair value through profit or loss	1,738	4,058	5,796	1,800	3,913	5,713
Financial assets at fair value through profit and loss	2,491	7,154	9,645	1,976	7,013	8,989
Financial assets at fair value through other comprehensive income	65,596	21,160	86,756	64,216	21,023	85,239
Hedging derivatives (assets)	—	7,532	7,532	—	8,069	8,069
Financial liabilities held for trading	15,195	119,693	134,888	16,237	98,948	115,185
Financial liabilities designated at fair value through profit or loss (*)	147	36,073	36,220	212	40,056	40,268
Hedging derivatives (liabilities)	—	10,288	10,288	—	9,228	9,228
Liabilities under insurance contracts (*)	—	17,584	17,584	—	16,426	16,426
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first six months of 2023 and 2022, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2022.
As of 30 June 2023, the CVA (Credit Valuation Adjustment) accounted for was EUR 299 million (a decrease of 14.8% compared to 31 December 2022) and adjustments of DVA (Debt Valuation Adjustment) was EUR 364 million (no changes compared to the end of December 2022). The reduction in CVA is due to the decrease in the credit markets.

January - June 2023	131

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 June 2023 and 31 December 2022:

	EUR million		EUR million
	Fair values calculated using internal models at 30-06-2023 (*)		Fair values calculated using internal models at 31-12-2022 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	152,661	9,988	142,832	8,290
Financial assets held for trading	121,705	1,040	110,721	383
Central banks (**)	12,405	—	11,595	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	23,592	—	16,502	—	Present value method	Yield curves, FX market prices
Customers (**)	10,906	145	9,550	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	7,804	414	6,537	43	Present value method	Yield curves, FX market prices
Derivatives	66,998	481	66,537	340
Swaps	52,475	217	54,367	139	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,229	3	916	4	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,083	29	2,681	39	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	29	—	113	—	Present value method	Yield curves, FX market prices
Index and securities options	339	85	354	48	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	8,843	147	8,106	110	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	7,531	1	8,069	—
Swaps	6,828	1	6,687	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	2	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	701	—	1,380	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,146	1,912	2,080	1,833
Equity instruments	970	1,347	643	1,269	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	551	337	809	325	Present value method	Yield curves
Loans and receivables	625	228	628	239	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	6,737	417	6,586	427
Credit institutions	626	—	673	—	Present value method	Yield curves, FX market prices
Customers (***)	5,925	5	5,769	5	Present value method	Yield curves, FX market prices, HPI
Debt instruments	186	412	144	422	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	14,542	6,618	15,376	5,647
Equity instruments	11	496	9	700	Present value method	Yield curves,Market price, Dividends and Others
Debt instruments	11,373	263	11,869	229	Present value method	Yield curves, FX market prices
Loans and receivables	3,158	5,859	3,498	4,718	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	182,818	820	163,733	925
Financial liabilities held for trading	119,291	402	98,533	415
Central banks (**)	16,216	—	5,759	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	14,140	—	9,796	—	Present value method	FX market prices, Yield curves
Customers	19,921	—	12,226	—	Present value method	FX market prices, Yield curves
Derivatives	61,567	402	64,147	415
Swaps	47,317	133	51,191	235	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	1,182	—	769	—	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,524	22	3,268	19	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	599	63	591	42	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	32	—	807	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	7,913	184	7,521	119	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	7,447	—	6,605	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	10,235	53	9,214	14
Swaps	8,598	53	8,142	14	Present value method	Yield curves ,FX market prices, Basis
Other	1,637	—	1,072	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	36,073	—	39,905	151	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts (****)	17,219	365	16,081	345	Present Value Method with actuarial techniques	Mortality tables and yield curves

132	January - June 2023

(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models uses significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.
(****) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first six months of 2023 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 178 million profit (EUR 19 million in the first six months of 2022).

January - June 2023	133

The table below shows the effect, at 30 June 2023 and 31 December 2022, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-06-2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.04)	0.00
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.04%	(1.51)	1.54
Corporate debt	Price based	Market price	85% - 115%	100.00%	0.00	0.00
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	3.93%	(8.25)	7.97
Derivatives
CCS	Discounted Cash Flows	Interest rate	(1.4)% - 1.4%	0.00%	0.00	0.00
CCS	Forward estimation	Interest rate	(6)bp - 6bp	2.32bp	(0.04)	0.07
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.38)	0.84
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.91)	1.91
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(0.94)	0.78
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.29)	0.15
IR Options	IR option pricing model	Volatility	0% - 60%	35.82%	(0.26)	0.38
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.1% - 5.8%	3.67%	(1.80)	1.95
IRS	Discounted Cash Flows	Swap rate	8.2% - 8.7%	8.44%	(0.54)	0.53
IRS	Forward estimation	Interest rate	(6)bp - 6bp	0.12bp	(0.04)	0.05
IRS	Others	Others	5% - n.a	n.a	(0.69)	0.28
IRS	Prepayment modelling	Prepayment rate	3.1% - 5.7%	4.33%	0.00	0.16
Others	Forward estimation	Price	0% - 2%	0.62%	(0.46)	0.20
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(4.08)	4.08
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.47)	0.47
Repos/Reverse repos	Others	Repo curve	4.8bp - 6.7bp	5.63bp	0.00	0.00

134	January - June 2023

30-06-2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.88%	(4.51)	4.24
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	5% - 5%	0%	(0.47)	0.47
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(134.66)	134.66
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a	n.a	(22.17)	0.00
Loans	Discounted Cash Flows	Interest rate curve	8% - 9%	8.60%	(0.86)	0.86
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(22.80)	22.80
Loans	Forward estimation	Credit spread	1.68% - 2.7%	1.68%	(0.68)	0.00
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(0.52)	0.52
Government debt	Discounted Cash Flows	Interest rate	(1.9)% - 0.1%	(0.87)%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(49.63)	49.63
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	32.37%	(0.77)	0.30

January - June 2023	135

31-12-2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.38)	1.40
Corporate debt	Price based	Market price	85% - 115%	100.00%	—	—
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.34)	8.07
Derivatives
CCS	Discounted Cash Flows	Interest rate	(0.70)% - 0.70%	0.00%	—	—
CCS	Forward estimation	Interest rate	(4)bp - 4bp	0.42bp	(0.06)	0.07
CDS	Discounted Cash flows	Credit Spread	14.90bp - 42.10bp	21.99bp	(0.05)	0.02
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.23)	0.48
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.05)	1.05
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(1.16)	0.95
Fx Swap	Others	Others	n.a.	n.a	(1.37)	1.37
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.21)	0.11
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	17.37%	(0.14)	0.11
IR Options	IR option pricing model	Volatility	0% - 60%	35.82%	(0.30)	0.44
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.25% - 6.29%	3.89%	(2.25)	2.47
IRS	Discounted Cash Flows	Swap rate	8.6% - 9.1%	8.84%	(0.02)	0.03
IRS	Forward estimation	Interest rate	(6)pb - 6pb	0.13bp	(0.04)	0.04
IRS	Others	Others	5% - n.a	n.a	(11.58)	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	4.17%	(0.06)	0.05
Others	Forward estimation	Price	0% - 2%	0.62%	(0.53)	0.24
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(5.75)	5.75
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.18)	0.18
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.79)	0.79

31-12-2022

136	January - June 2023

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(4.25)	3.83
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01bp	(0.33)	0.33
Corporate debt	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.68)	0.68
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(126.87)	126.87
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a	(24.10)	—
Loans	Discounted Cash Flows	Interest rate curve	0.8% - 1.0%	0.88%	(0.08)	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.51)	17.51
Loans	Forward estimation	Credit spread	2.56% - 3.40%	2.56%	(0.49)	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	(0.4)% - 1.6%	0.63%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.04)	70.04
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	40.73%	(0.29)	0.18
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.13)	—

January - June 2023	137

Lastly, the changes in the financial instruments classified as level 3 in the first six months of 2023 and 2022 were as follows:

	01-01-2023	Changes						30-06-2023
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	383	198	(72)	77	—	303	151	1,040
Customers	—	—	—	(1)	—	—	146	145
Debt instruments	42	52	(4)	1	—	316	6	413
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	146	(68)	77	—	(13)	(1)	481
Swaps	139	—	(3)	93	—	—	(12)	217
Exchange rate options	4	—	—	(1)	—	—	—	3
Interest rate options	39	—	—	(10)	—	—	—	29
Index and securities options	48	52	—	3	—	(23)	5	85
Other	110	94	(65)	(8)	—	10	6	147
Hedging derivatives (Assets)	—	—	—	—	—	1	—	1
Swaps	—	—	—	—	—	1	—	1
Financial assets designated at fair value through profit or loss	427	—	—	(40)	—	—	30	417
Loans and advances to customers	5	—	—	—	—	—	—	5
Debt instruments	422	—	—	(40)	—	—	30	412
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	163	(116)	48	—	—	(16)	1,912
Loans and advances to customers	239	59	(63)	(16)	—	—	9	228
Debt instruments	325	32	(25)	3	—	—	2	337
Equity instruments	1,269	72	(28)	61	—	—	(27)	1,347
Financial assets at fair value through other comprehensive income	5,647	4,197	(3,595)	—	(222)	505	86	6,618
Loans and advances to customers	4,718	4,196	(3,590)	—	23	473	39	5,859
Debt instruments	229	—	(3)	—	(1)	32	6	263
Equity instruments	700	1	(2)	—	(244)	—	41	496
TOTAL ASSETS	8,290	4,558	(3,783)	85	(222)	809	251	9,988
Financial liabilities held for trading	415	304	(101)	(91)	—	(118)	(7)	402
Trading derivatives	415	304	(101)	(91)	—	(118)	(7)	402
Swaps	235	104	(70)	(25)	—	(97)	(14)	133
Exchange rate options	—	24	(24)	—	—	—	—	—
Interest rate options	19	7	(1)	(3)	—	—	—	22
Index and securities options	42	38	(6)	3	—	(21)	7	63
Others	119	131	—	(66)	—	—	—	184
Hedging derivatives (Liabilities)	14	—	—	3	—	36	—	53
Swaps	14	—	—	3	—	36	—	53
Financial liabilities designated at fair value through profit or loss (*)	151	—	(5)	1	—	—	(147)	—
Liabilities covered by insurance and reinsurance contracts (*)	345	—	—	(6)	—	—	26	365
TOTAL LIABILITIES	925	304	(106)	(93)	—	(82)	(128)	820
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).

138	January - June 2023

	01-01-2022	Changes						30-06-2022
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	537	29	(9)	(52)	—	(2)	14	517
Debt instruments	22	—	—	1	—	—	5	28
Equity instruments	2	—	—	(1)	—	—	—	1
Trading derivatives	513	29	(9)	(52)	—	(2)	9	488
Swaps	224	—	—	5	—	—	(13)	216
Exchange rate options	12	—	(9)	11	—	—	(1)	13
Interest rate options	182	—	—	(98)	—	(1)	—	83
Index and securities options	41	—	—	1	—	—	(40)	2
Other	54	29	—	29	—	(1)	63	174
Financial assets designated at fair value through profit or loss	418	—	(3)	4	—	—	75	494
Credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	18	—	(3)	(2)	—	—	—	13
Debt instruments	400	—	—	6	—	—	75	481
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	112	(218)	110	—	(29)	105	1,945
Loans and advances to customers	268	20	(67)	40	—	—	58	319
Debt instruments	366	—	(25)	(3)	—	(29)	2	311
Equity instruments	1,231	92	(126)	73	—	—	45	1,315
Financial assets at fair value through other comprehensive income	4,847	4,962	(5,187)	—	(191)	205	69	4,705
Loans and advances to customers	3,880	4,960	(5,177)	—	(17)	137	5	3,788
Debt instruments	146	—	(1)	—	9	—	63	217
Equity instruments	821	2	(9)	—	(183)	68	1	700
TOTAL ASSETS	7,667	5,103	(5,417)	62	(191)	174	263	7,661
Financial liabilities held for trading	160	84	(61)	42	—	(14)	—	211
Trading derivatives	160	84	(61)	42	—	(14)	—	211
Swaps	44	15	(5)	80	—	—	(13)	121
Exchange rate options	7	6	(14)	1	—	—	—	—
Interest rate options	26	42	(20)	(16)	—	—	—	32
Index and securities options	67	—	(2)	—	—	—	(65)	—
Interest rate and equity futures	—	—	—	—	—	—	—	—
Others	16	21	(20)	(23)	—	(14)	78	58
Financial liabilities designated at fair value through profit or loss (*)	151	—	(2)	1	—	—	—	150
Liabilities covered by insurance and reinsurance contracts (*)	318	—	(97)	—	—	—	48	269
TOTAL LIABILITIES	629	84	(160)	43	—	(14)	48	630
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b)

January - June 2023	139

b) Refinancing and restructured transactions
The following terms are used with the meanings specified below:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.
For maximum guarantees amount, we will consider as follows:
•Real guarantees: the appraisal amount or valuation amount of the real guarantees received; for each transaction it cannot be higher than the covered amount of exposure.

140	January - June 2023

	30-06-2023
	Total							Of which: impaired
	Without real guarantee		With real guarantee					Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	10,578	364	36	5	2	—	3	9	3	9	—	—	—	3
Other financial institutions and: individual shareholder	1,197	168	1,034	347	72	129	74	622	69	660	158	19	48	58
Non financial institutions and individual shareholder	304,058	8,550	60,027	7,652	4,377	1,750	3,504	160,329	3,050	39,771	4,260	2,371	861	3,010
Of which: Financing for constructions and property development	16,476	138	2,111	528	421	37	169	9,867	88	1,281	260	194	15	145
Other warehouses	5,782,449	6,877	513,622	9,589	4,807	3,741	4,637	3,098,609	3,020	267,646	4,492	1,887	1,805	3,441
Total	6,098,282	15,959	574,719	17,593	9,258	5,620	8,218	3,259,569	6,142	308,086	8,910	4,277	2,714	6,512
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

January - June 2023	141

	31-12-2022
	Total							Of which: impaired
	Without real guarantee		With real guarantee					Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	6,679	227	31	7	2	—	6	7	2	13	5	2	—	5
Other financial institutions and: individual shareholder	1,210	321	785	339	88	86	61	641	9	620	135	22	6	55
Non financial institutions and individual shareholder	312,934	9,578	60,003	8,419	4,790	1,834	3,912	174,300	3,178	39,479	4,890	2,741	886	3,439
Of which: Financing for constructions and property development	15,578	125	1,890	570	423	48	208	10,325	78	1,255	335	213	33	188
Other warehouses	5,878,455	5,790	492,232	9,492	4,835	3,502	4,287	3,735,412	2,911	246,751	4,055	1,917	910	3,122
Total	6,199,278	15,916	553,051	18,257	9,715	5,422	8,266	3,910,360	6,100	286,863	9,085	4,682	1,802	6,621
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

142	January - June 2023

c) Real estate business – Spain
i) Portfolio of home purchase loans to families
Home purchase loans granted to families in Spain on 30 June 2023 amounted to EUR 61,606 million (EUR 63,688 million at 31 December 2022). Of which mortgage guarantees are 99.63%:

	Million euros
	30-06-2023		31-12-2022
	Gross Amount	Of which: impaired	Gross Amount	Of which: impaired
Home purchase loans to families	61,606	987	63,688	1,088
- Without mortgage guarantee	229	14	288	24
- With mortgage guarantee	61,377	973	63,400	1,064
The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral concentrated almost exclusively in financing the first home.
•Average affordability rate at the end of June stood at 29%.
•94.04% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

	30-06-2023
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	Total
Gross amount	18,444	20,765	18,512	2,523	1,133	61,377
Of which: impaired	142	193	204	167	267	973

	31-12-2022
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	Total
Gross amount	17,877	20,617	20,225	3,294	1,387	63,400
Of which: impaired	132	192	220	181	339	1,064
ii) Financing construction and property development
At 30 June 2022 and 31 December 2022 the financing amount related to construction and real estate business in Spain amounted to EUR 2,246 million and EUR 2,283 million net of allowances, respectively.

	30-06-2023
Million euros	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,282	209	36
Of which: watchlist/ impaired	75	8	26
Memorandum items: Written-off assets	376

January - June 2023	143

	31-12-2022
Million euros	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,327	211	44
Of which: watchlist/ impaired	94	21	33
Memorandum items: Written-off assets	487

	30-06-2023	31-12-2022
Million euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain) (book value)	243,814	250,702
Total consolidated assets (Total business) (book value)	1,780,493	1,734,659
Impairment losses and provision for exposure classified as normal (business in Spain)	1,247	1,311
At the end 30 June 2023 and 31 December 2022 the concentration of this portfolio was as follows:

	Loans: gross amount
Million euros	30-06-2023	31-12-2022
1. Without mortgage guarantee	36	42
2. With mortgage guarantee	2,246	2,285
2.1 Completed buildings	951	1,138
2.1.1 Residential	528	674
2.1.2 Other	423	464
2.2 Buildings and other constructions under construction	1,273	1,110
2.2.1 Residential	1,216	1,103
2.2.2 Other	57	7
2.3 Land	22	37
2.3.1 Developed consolidated land	14	25
2.3.2 Other land	8	12
Total	2,282	2,327

144	January - June 2023

d) Foreclosed real estate assets
The following table shows the breakdown at 30 June 2023 and 31 December 2022 of the foreclosed assets for the Spanish business:

	30-06-2023
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	5,241	2,941	2,162	2,300
Of which:
Completed Buildings	1,210	630	522	580
Residential	262	126	102	136
Other	948	504	420	444
Buildings under construction	92	48	36	44
Residential	11	8	5	3
Other	81	40	31	41
Land	3,939	2,263	1,604	1,676
Developed Land	1,245	664	403	581
Other land	2,694	1,599	1,201	1,095
Property assets from home purchase mortgage loans to households	533	229	157	304
Other foreclosed property assets	148	72	56	76
Total property assets	5,922	3,242	2,375	2,680

	31-12-2022
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	5,587	3,097	2,275	2,490
Of which:
Completed Buildings	1,456	713	583	743
Residential	341	157	127	184
Other	1,115	556	456	559
Buildings under construction	92	44	32	48
Residential	25	7	4	18
Other	67	37	28	30
Land	4,039	2,340	1,660	1,699
Developed Land	1,286	689	415	597
Other land	2,753	1,651	1,245	1,102
Property assets from home purchase mortgage loans to households	659	274	190	385
Other foreclosed property assets	176	80	61	96
Total property assets	6,422	3,451	2,526	2,971
Additionally, Grupo Santander has participation in entities holding real estate assets foreclosed or received in payment of debts for an amount of EUR 185 million, mainly in Project Quasar Investments 2017, S.L. (EUR 155 million), and capital instruments foreclosed or received in payment of debts for an amount of EUR 14 million.

January - June 2023	145

e) Solvency information
The Group commands a solvency position above the levels required by regulators and by the European Central bank. At 30 June 2023, at a consolidated level, the Group must maintain a minimum capital ratio of 9.14% of CET1 fully loaded (4.5% being the requirement for Pillar I, 0.89% being the requirement for Pillar II, 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.25% being the requirement for anti-cyclical capital buffer).
Grupo Santander must also maintain a minimum capital ratio of 10.94% of Tier 1 fully loaded and a minimum total ratio of 13.33% fully loaded.
At 30 June 2023, the Group has a capital ratio regulatory CET1 of 12.30% and a total ratio of 16.03%, the CET1 fully loaded is 12.24%.
Capital ratio

	30-06-2023	31-12-2022
Capital coefficients
Level 1 ordinary eligible capital (EUR million)	77,628	74,202
Level 1 additional eligible capital (EUR million)	8,856	8,831
Level 2 eligible capital (EUR million)	14,669	14,359
Risk-weighted assets (EUR million)	631,149	609,266
Level 1 ordinary capital coefficient (CET 1)	12.30%	12.18%
Level 1 additional capital coefficient (AT1)	1.40%	1.45%
Level 1 capital coefficient (TIER1)	13.70%	13.63%
Level 2 capital coefficient (TIER 2)	2.33%	2.36%
Total capital coefficient	16.03%	15.99%

Leverage

	30-06-2023	31-12-2022
Leverage
Tier 1 capital (EUR million)	86,485	83,033
Exposure (EIR million)	1,796,203	1,750,626
Leverage ratio	4.81%	4.74%

146	January - June 2023

17.   Additional disclosure requirements
This note includes relevant information about additional disclosure requirements.
17.1    Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of 30 June 2023 and 31 December 2022. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	30 June 2023	31 December 2022
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	158,281	177,920
Of which:
To bank subsidiaries	7,510	14,548
Trading account assets	104,836	92,128
Investment securities	58,000	47,560
Of which:
To bank subsidiaries	16,248	14,287
To non-bank subsidiaries	1,171	1,327
Net Loans and leases	302,561	314,905
Of which:
To non-bank subsidiaries	23,473	25,312
Investment in affiliated companies	96,997	94,213
Of which:
To bank subsidiaries	73,360	70,698
To non-bank subsidiaries	23,637	23,515
Premises and equipment, net	6,466	6,513
Other assets	14,663	16,787
Total assets	741,804	750,026

Liabilities
Deposits	378,537	418,841
Of which:
To bank subsidiaries	8,514	16,619
To non-bank subsidiaries	12,995	15,106
Short-term debt	93,116	54,255
Long-term debt	104,059	114,447
Total debt	197,175	168,702
Of which:
To bank subsidiaries	88	—
To non-bank subsidiaries	2,147	1,638
Other liabilities	94,986	92,437
Total liabilities	670,698	679,980

Stockholders' equity
Capital stock	8,092	8,397
Retained earnings and other reserves	63,014	61,649
Total stockholders' equity	71,106	70,046

Total liabilities and Stockholders’ Equity	741,804	750,026

January - June 2023	147

Following are the summarised unaudited statements of income of Banco Santander, S.A. for the periods ended 30 June 2023 and 2022.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	30 June 2023	30 June 2022
	(Millions of Euros)
Interest income	13,380	7,004
Interest from earning assets	10,249	4,191
Dividends from affiliated companies	3,131	2,813
Of which:
From bank subsidiaries	2,618	2,625
From non-bank subsidiaries	513	188

Interest expense	(6,938)	(2,068)
Interest income / (Charges)	6,442	4,936
Provision for credit losses	(755)	(818)
Interest income / (Charges) after provision for credit losses	5,687	4,118
Non-interest income:	2,397	2,558
Non-interest expense:	(4,187)	(4,202)
Income before income taxes	3,897	2,474
Income tax expense	(243)	(43)
Net income	3,654	2,431

148	January - June 2023

Following are the summarised unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended 30 June 2023 and 2022.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	30 June 2023	30 June 2022
	(Millions of Euros)

NET INCOME	3,654	2,431
OTHER COMPREHENSIVE INCOME	(183)	(683)
Items that may be reclassified subsequently to profit or loss	104	(551)
Hedging instruments (items not designated)	—	—
Revaluation gains (losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Debt instruments at fair value with changes in other comprehensive income	43	(378)
Revaluation gains (losses)	38	(327)
Amounts transferred to income statement	5	(52)
Other reclassifications	—	—
Cash flow hedges:	133	(408)
Revaluation gains/(losses)	(24)	(394)
Amounts transferred to income statement	157	(14)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	—
Exchange differences	—	—
Non-current assets held for sale	—	—
Income tax	(72)	235
Items that will not be reclassified to profit or loss:	(287)	(132)
Actuarial gains/(losses) on pension plans	12	217
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(275)	(344)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	(41)	37
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	41	(37)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(34)	84
Income tax relating to items that will not be reclassified	10	(89)
TOTAL COMPREHENSIVE INCOME	3,471	1,748

January - June 2023	149

Following are the summarised unaudited cash flow statements of Banco Santander, S.A. for the periods ended 30 June 2023 and 2022.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	30 June 2023	30 June 2022
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	3,654	2,431
Adjustments to profit	2,080	(483)
Net increase/decrease in operating assets	(10,186)	(59,337)
Net increase/decrease in operating liabilities	(14,608)	80,616
Reimbursements/payments of income tax	1,134	(287)
Total net cash flows from operating activities (1)	(17,926)	22,940

2. Cash flows from investing activities
Investments (-)	(2,438)	(2,072)
Divestments (+)	4,099	4,440
Total net cash flows from investment activities (2)	1,661	2,368

3. Cash flows from financing activities
Issuance of own equity instruments	—	—
Disposal of own equity instruments	336	202
Acquisition of own equity instruments	(1,622)	(1,067)
Issuance of debt securities	1,500	—
Redemption of debt securities	(438)	(1,203)
Dividends paid	(963)	(869)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	(87)	(158)
Total net cash flows from financing activities (3)	(1,274)	(3,095)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(429)	448

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(17,968)	22,661
Cash and cash equivalents at beginning of period	130,083	91,736
Cash and cash equivalents at end of period	112,115	114,397
17.2    Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of 30 June 2023 and 31 December 2022:

	30 June 2023	31 December 2022
	(Millions of Euros)
Preference shares	205	198
Preferred securities	7,864	7,898
Total at period-end	8,069	8,096
Both preference shares and preferred securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of 30 June 2023 and 31 December 2022.
Preference shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.
Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.
Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon obtaining sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

150	January - June 2023

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.
For further information, see Note 23.c. to our consolidated financial statements in Part 1 of our 2022 Form 20-F filed with the SEC on 1 March 2023 and Note 9.b. to our consolidated financial statements in Part 2 of this report.

	Outstanding at 30 June 2023
		Amount in
Preference Shares		currency	Interest rate	Redemption
Issuer/Date of issue	Currency	(million)		Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 30 June 2023
		Amount in
Preferred Securities		currency	Interest rate		Maturity date
Issuer/Date of issue	Currency	(million)

Banco Santander, S.A.
Banco Santander, S.A., September 2017	Euro	1,000.0	5.25%	(B)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.75%	(C)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.50%	(D)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,500.0	4.375%	(E)	Perpetuity
Banco Santander, S.A., May 2021	US Dollar	1,000.0	4.75%	(F)	Perpetuity
Banco Santander, S.A., May 2021	Euro	750.0	4.125%	(G)	Perpetuity
Banco Santander, S.A., September 2021	Euro	1,000.0	3.625%	(H)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.Payment is subject to certain conditions and to the discretion of Banco Santander. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the 5-year Mid-Swap Rate.
C.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the Mid-Swap Rate.
D.Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.50% interest rate is set for the first five years. After that, it will be reviewed every 5 years by applying a margin of 498.9 basis points on the Mid-Swap Rate.
E.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.
F.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate.
G.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
H.Payment is subject to certain conditions and to the discretion of Banco Santander. The 3.625% interest rate is set for the first eight years, revised every 5 years thereafter by applying a margin of 376 basis points over the 5-year Mid-Swap Rate.

Santander Finance Preferred, S.A. (Unipersonal) - issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged on that date with Banco Santander, S.A.

January - June 2023	151

Part 3. Supplemental information

152	January - June 2023

January - June 2023	153

ITEM 1. PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a 'Member State') and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union ('EU-IFRS'). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2004') required Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2017'). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the six-month period ended 30 June 2023 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB') are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X, as permitted by the rules and regulations of the US Securities and Exchange Commission ('SEC'). Article 9 is a regulation of the SEC that contains presentation requirements for bank holding company financial statements.
General information
Our consolidated financial statements are in Euros, which are denoted 'euro', 'euros', 'EUR' or '€' throughout this report. Also, throughout this report, when we refer to:
•'we', 'us', 'our', the 'Group', 'Grupo Santander', ‘Banco Santander’ or 'Santander', we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•'dollars', 'US$' or '$', we mean United States dollars; and
•'pounds', 'GBP sterling' or '£', we mean United Kingdom pounds.
When we refer to 'net interest income' we mean 'interest income/(charges)'.
When we refer to 'staff costs' we mean 'personnel expenses'.
When we refer to 'profit before tax' we mean 'operating profit/(loss) before tax'.
When we refer to 'average balances' for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value 'LTV' ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan shows signs of impairment, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to the non-performing loans ratio ('NPL ratio'), we mean credit impaired loans and advances to customers, customer guarantees and customer commitments granted divided by total risk (total loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired).
When we refer to 'credit impaired balances', unless otherwise noted, we mean credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
When we refer to 'allowances for credit losses', unless otherwise noted, we mean allowances for inherent losses of impaired assets. Allowances reflect expected credit losses.
When we refer to 'perimeter effect', we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB), unless otherwise noted.
Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we

154	January - June 2023

believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to Euros, see note 2(a) to our consolidated financial statements included in Part 1 of our Annual Report on Form 20-F for the year ended 31 December 2022 filed with the SEC on 1 March 2023 (the '2022 Form 20-F'). See more information in 'Alternative Performance Measures' under Part 1 of this report.

January - June 2023	155

ITEM 2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Banco Santander advises that this report on Form 6-K contains statements that constitute 'forward-looking statements' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets; and
•asset portfolios.
Forward-looking statements may be identified by words such as 'expect,' 'project,' 'anticipate,' 'should,' 'intend,' 'probability,' 'risk,' 'VaR,' 'RoRAC,' 'RoRWA,' 'TNAV,' 'target,' 'goal,' 'objective,' 'estimate,' 'future,' 'commitment,' 'commit,' 'focus,' 'pledge' and similar expressions which are found throughout this report on Form 6-K. We include forward-looking statements throughout this Form 6-K, including but not limited to, the 'Quantitative Analysis About Market Risk' section and the emissions and other climate-related performance data, statistics, metrics and/or targets. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, shareholder' and investors' reports, offering circulars, prospectuses, press releases and other written materials, and in oral statements made by our directors, officers or employees to third parties, including financial analysts.
You should understand that the following important factors, in addition to those discussed under 'Item 4. Risk Factors', 'Item 5. Information on the Company', 'Part 1. Consolidated Directors’ Report—Group Financial Information', 'Part 1. Consolidated Directors’ Report—Financial Information by Segments', and elsewhere in this report on Form 6-K, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

156	January - June 2023

Economic and Industry Conditions
•general economic or industry conditions in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•effects of the war in Ukraine or the covid-19 pandemic in the global economy;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices;
•a worsening of the economic environment in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments, and increase of the volatility in the capital markets;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of results of UK political developments, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•inflation or deflation;
•the effects of non-linear market behaviour that cannot be captured by linear statistical models, such as the VaR model we use;
•changes in competition and pricing environments;
•the inability to hedge some risks economically;
•changes in demographics, consumer spending, investment or saving habits;
•changes in energy prices;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors
•political stability in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements, especially in view of the UK exit of the EU; and
•increased regulation in response to financial crises.
Transaction and Commercial Factors
•damage to our reputation;
•acquisitions or restructurings of businesses that may not perform in accordance with our expectations and our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and
•the outcome of our negotiations with business partners and governments.
Operating Factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of impairment by counterparties to other types of financial instruments;
•technical difficulties and/or failure to improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational losses (e.g., failed internal or external processes, people and systems);
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure, such as natural disasters, epidemics and pandemics, including the covid-19 pandemic, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges);
•potential losses associated with cyber-attacks; and
•our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures.

The forward-looking statements contained in this report on Form 6-K speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

January - June 2023	157

ITEM 3. SELECTED FINANCIAL DATA
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this report on Form 6-K.
From 1 January 2023 we apply retrospectively IFRS 17 'Insurance Contracts and amendments to IFRS 17' which did not have material equity impacts except for a balance sheet reclassification for an amount of approximately EUR 16 billion from a portfolio of products registered in 'Customer deposits' to 'Liabilities covered by insurance or reinsurance contracts'. See note 1.b to our interim consolidated financial statements included in Part 2 of this report.
Our unaudited interim condensed consolidated financial statements reflect all adjustments that we believe are necessary to state such information fairly for the six months ended 30 June 2023 and 2022. All those adjustments are of a normal recurring nature. Our results for the six months ended 30 June 2023 are not necessarily indicative of what our results will be for the full year or any other period.

158	January - June 2023

	Year ended 31 December,
BALANCE SHEET (EUR million)	2022	2021	2020	30 June 2023	30 June 2022
Total assets	1,734,659	1,595,835	1,508,250	1,780,493	1,722,840
Loans and advances to customers	1,036,004	972,682	916,199	1,045,044	1,037,721
Customer deposits	1,009,722	900,554	828,733	1,013,778	957,690
Total customer funds (A)	1,239,981	1,135,866	1,035,550	1,255,783	1,188,310
Total equity	97,585	97,053	91,322	102,044	97,462

CAPITALIZATION (EUR million)
Shareholders' equity	124,732	119,649	114,620	127,258	122,037
Other comprehensive income	(35,628)	(32,719)	(33,144)	(33,789)	(32,526)
Stockholders' equity (B)	89,104	86,930	81,476	93,469	89,511
Non-controlling interest (including net income of the period)	8,481	10,123	9,846	8,575	7,951
Total equity	97,585	97,053	91,322	102,044	97,462
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares	11,900	11,845	9,722	13,319	12,161
Other Subordinated debt (C)	5,930	5,541	4,537	5,722	5,746
Preferred securities (D)	7,898	8,601	7,425	7,864	7,925
Preferred shares (D)	198	209	196	205	204
Total subordinated debt	25,926	26,196	21,880	27,110	26,036
Total capitalization	123,511	123,249	113,202	129,154	123,498

Stockholders’ Equity per average share (B) (N)	5.29	5.03	4.71	5.74	5.28
Stockholders’ Equity per share at period end (B) (N)	5.38	5.09	4.71	5.78	5.33

INCOME STATEMENT (EUR million)
Interest income / (charges)	38,619	33,370	31,994	20,920	18,409
Total income	52,117	46,404	44,279	28,010	25,120
Net operating income (E)	28,214	24,989	23,149	15,531	13,685
Operating profit/(loss) before tax	15,250	14,547	(2,076)	8,090	7,915
Profit from continuing operations	10,764	9,653	(7,708)	5,809	5,541
Profit attributable to the Parent	9,605	8,124	(8,771)	5,241	4,894

PERFORMANCE (%)
ROE (F) (H)	10.67%	9.66%	(9.80)%	11.47%	10.98%
RoTE (G) (H)	13.37%	11.96%	1.95%	14.49%	13.69%
ROA (H)	0.63%	0.62%	(0.50)%	0.67%	0.66%

SOLVENCY RATIOS (%)
Fully loaded CET1 (I)	12.0%	12.1%	11.9%	12.2%	12.1%
Phased-in CET1 (I)	12.2%	12.5%	12.3%	12.3%	12.3%

CREDIT QUALITY DATA (%)
Loans and advances to customers
Allowances for total balances as a percentage of total gross loans	2.14%	2.31%	2.51%	2.17%	2.21%
Credit impaired balances as a percentage of total gross loans (J)	3.11%	3.18%	3.28%	3.12%	3.05%
Allowances for total balances as a percentage of credit impaired balances (J)	69%	73%	77%	69%	72%
Net loan charge-offs as a percentage of total gross loans	1.02%	0.77%	0.82%	1.12%	0.95%
Ratios adding contingent liabilities to loans and advances to customers (K)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.08%	2.25%	2.45%	2.10%	2.16%

January - June 2023	159

Credit impaired balances as a percentage of total loans and contingent liabilities (J) (L)	3.08%	3.16%	3.21%	3.07%	3.05%
Allowances for total balances as a percentage of credit impaired balances (J) (L)	68%	71%	76%	68%	71%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.96%	0.73%	0.78%	1.05%	0.90%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,915,388	3,936,922	4,018,817	3,802,161	3,985,638
Shares (millions)	16,794	17,341	17,341	16,184	16,794
Share price (euros)	2.803	2.941	2.538	3.385	2.688
Market capitalization (EUR million)	47,066	50,990	44,011	54,783	45,143
Payout ratio (%) (M)	20%	20%	—	—	—

PER SHARE INFORMATION
Average number of shares (EUR thousands) (N)	16,848,345	17,272,055	17,316,289	16,279,041	16,947,765
Basic earnings per share (euros)	0.539	0.438	(0.538)	0.308	0.272
Basic earnings per share continuing operation (euros)	0.539	0.438	(0.538)	0.308	0.272
Diluted earnings per share (euros)	0.537	0.436	(0.538)	0.307	0.271
Diluted earnings per share continuing operation (euros)	0.537	0.436	(0.538)	0.307	0.271
Remuneration (euros) (O)	0.12	0.10	0.03	0.06	0.05
Remuneration (US$) (O)	0.13	0.11	0.03	0.06	0.05

OPERATING DATA
Number of employees	206,462	199,177	193,226	212,409	200,651
Number of branches	9,019	9,229	10,586	8,823	9,193

(A) Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Part 1 of our 2022 Form 20-F.
(B) Equals the sum of the amounts included at the end of each year as 'Shareholders’ Equity' and 'Other comprehensive income' as stated in our consolidated financial statements included in Part 2 of this report. We have deducted the book value of treasury stock from stockholders’ equity.
(C) Other Subordinated debt includes issuances by subsidiaries not guaranteed by Banco Santander, S.A. excluding preferred securities and preferred shares.
(D) In our consolidated financial statements included in Part 2 of this report, preferred securities and preferred shares are included under 'Subordinated liabilities'.
(E) Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of 'Total income', 'Administrative expenses' and 'Depreciation and amortization' as stated in our consolidated financial statements included in Part 2 of this report.
(F) The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(G) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent excluding goodwill impairment divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position.
(H) Consolidated profit and profit attributable to the Parent for the six months ended 30 June 2023 and 30 June 2022 have been annualized by doubling the recurring results, that is, assuming that non-recurring results registered during the first half of the year will not be repeated in the second half of the year. In the first half of 2023 and the first half of 2022 there were no non-recurring results. We believe that annualizing the profits by doubling only the recurring amounts presents a more accurate picture of the evolution of our profitability. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

	(million euros, except percentages)
	2022	2021	2020	30 June 2023	30 June 2022
Profit attributable to the parent (H)	9,605	8,124	(8,771)	10,482	9,789

Profit attributable to the parent excluding goodwill impairment (H)	9,605	8,130	1,329	10,482	9,789

Average equity	89,986	84,133	89,459	91,368	89,125
Effect of goodwill and other intangible assets	(18,164)	(16,169)	(21,153)	(19,051)	(17,630)
Average tangible equity	71,822	67,964	68,306	72,317	71,495

Return on equity (ROE) (%)	10.67	9.66	(9.80)	11.47	10.98
Return on tangible equity (ROTE) (%)	13.37	11.96	1.95	14.49	13.69

160	January - June 2023

(I) Fully loaded CET1 ratios are calculated without application of the transitory IFRS 9 provisions nor the subsequent amendments introduced by Regulation 2020/873 of the European Union. The phased-in CET1 ratios reflect the application of the transitory provisions and subsequent amendments introduced by Regulation 2020/873 of the European Union.
(J) Reflect Bank of Spain classifications. These classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See note 2 to our consolidated financial statements included in Part 1 of our 2022 Form 20-F.
(K) We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(L) Credit impaired balances include credit impaired loans and advances, customer guarantees and customer commitments granted.
(M) The pay-out ratio is calculated as cash dividends paid plus cash dividends payable on account of the net attributable income of the period (i.e., in 2022 we included the 5.83 euro cent interim dividend paid in November 2022 and the 5.95 euro cent final dividend paid in May 2023) divided by profit attributable to the Parent. Therefore it does not include in the numerator the amounts paid as scrip dividends or share buybacks. See note 4 to our 'Consolidated financial statements' included in Part 1 of our 2022 Form 20-F. The 40% underlying pay-out goal for 2022 indicated by the Group is calculated as total dividends charged to the net attributable income of the period (including around 50% of the total through share buybacks) divided by underlying attributable profit. Pay-out information for the six months ended 30 June 2023 and 2022 and for the year-end is not comparable. The interim figures for the six months ended 30 June 2023 and 2022 include in the numerator cash dividends paid during the first half of the year on account of that year (therefore zero, given that the first interim dividend on account of every year is paid in the second half of that year) while the full-year figures include in the numerator all cash dividends paid or to be paid on account of that year.
(N) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(O) With regard to the dividend payment against 2020 earnings, the board of directors approved the payment of a cash dividend, from 4 May 2021, of EUR 2.75 cents per share, the maximum allowed in accordance with the limits set by the ECB's recommendation. This dividend was paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.
With regard to the 2021 shareholder remuneration policy, on 28 September 2021 the board announced its intention to pay out an interim distribution of approximately 40% of the Group's underlying profit (half through cash dividends and half through share buybacks).
Interim remuneration. Accordingly, it authorized the payment of an interim dividend of EUR 4.85 cents per share (i.e., 20% of the Group's underlying profit for the first half of 2021), in cash and charged against 2021 profits. The interim dividend was paid on 2 November 2021. The board also voted to launch the First 2021 Buyback Programme worth 841 million euros (20% of the Group's underlying profit for the first half of 2021) once the ECB approved it on 28 September 2021. The First 2021 Buyback Programme was completed on 26 November 2021 and resulted in the acquisition of a total of 259,930,273 shares.
Final remuneration. On 24 February 2022, pursuant to the 2021 shareholder remuneration policy, the board of directors voted to: (i) submit a resolution at the 1 April 2022 AGM (the '2022 AGM') to approve a final cash dividend in the gross amount of EUR 5.15 cents per share (approximately 20% of the Group’s underlying profit for the second half of 2021); and (ii) implement a Second 2021 Buyback Programme worth 865 million euros (approximately 20% of the Group’s underlying profit for the second half of 2021). After approval at the 2022 AGM, the cash dividend was paid on 2 May 2022, and the Second 2021 Buyback Programme was completed on 6 May 2022 resulting in the acquisition of a total of 286,309,445 shares. As a result, total shareholder remuneration totalled approximately EUR 3.4 billion, equivalent to approximately 40% of 2021 underlying attributable profit.
With regard to the remuneration policy against the 2022 earnings, the board continued the policy of allocating approximately 40% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 27 September 2022 the board authorized the payment of an interim cash dividend against 2022 results of 5.83 euro cents per share (equivalent to approximately 20% of the Group's underlying profit in the first half 2022) which was paid on 2 November 2022. The board also agreed to implement the First 2022 Buyback Programme worth approximately 979 million euros (approximately 20% of the Group's underlying profit in the first half 2022) following the ECB approval on 17 November 2022. The First 2022 Buyback Programme was completed on 31 January 2023 and resulted in the acquisition of a total of 340,406,572 shares.
Final remuneration. On 27 February 2023, per the 2022 shareholder remuneration policy, the board of directors voted to: (i) submit a resolution at the 31 March 2023 AGM to approve a final cash dividend in the gross amount of 5.95 euro cents per share entitled to receive dividends. Approved at the AGM, the dividend was paid from 2 May 2023; and (ii) implement a Second 2022 Buyback Programme worth 921 million euros, that commenced on 1 March 2023 and was completed on 21 April 2023 resulting in the acquisition of a total of 269,848,953 shares. After the above mentioned actions , the shareholders' remuneration for 2022 amounted to 3,842 million euros (approximately 40% of the underlying profit in 2022) split in approximately equal parts in cash dividends (1,942 million euros) and share buybacks (1,900 million euros).
Remuneration per share for the six months ended 30 June 2023 and 2022 and for the year-end is not comparable. The remuneration per share disclosed for each financial year includes all dividends paid or to be paid on account of that financial year. The remuneration per share disclosed for the periods ended 30 June 2023 and 30 June 2022 includes the cash dividends paid in those periods; that is, EUR 5.95 cents per share paid during the first half of 2023 on account of the 2022 financial year, and EUR 5.15 cents per share paid during the first half of 2022 on account of the 2021 financial year.

Set forth below is a table showing our allowances for credit impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

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	2022	2021	2020	30 June 2023	30 June 2022
Allowances refers to:	(in millions of euros)
Allowances for total balances (A)	23,418	23,698	24,272	23,902	24,195
Allowances for contingent liabilities and commitments	734	734	695	756	743
Allowances for total balances (excluding contingent liabilities and commitments):	22,684	22,964	23,577	23,146	23,452
Other allowances (B)	232	222	310	280	244
Allowances for total balances (excluding contingent liabilities and commitments)	22,916	23,186	23,887	23,426	23,696
Of which:
Allowances for customers	22,684	22,964	23,595	23,146	23,452
Allowances for credit institutions and other financial assets	6	7	8	7	9
Allowances for Debt instruments	226	215	284	273	235

Allowances for Financial assets at amortised cost	22,888	23,164	23,849	23,355	23,674
Allowances for Financial assets at fair value through other comprehensive income	28	22	38	71	22
(A)   Allowances for credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
(B) Includes mainly allowances for debt instruments.

162	January - June 2023

ITEM 4. RISK FACTORS
For a description of risks associated with Banco Santander and the Group, see the section entitled 'Risk Factors' in our 2022 Form 20-F. Set out below are certain risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. The risks appearing below update and supplement certain risks highlighted in the 2022 Form 20-F. These risks should be read in conjunction with the other risks appearing in the 2022 Form 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, Banco Santander’s results could be affected by competition and other factors, there may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could also have a material adverse effect on our operations, financial condition or prospects. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.
Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate, volatile macroeconomic and political conditions, and persistent high inflation.
A slowdown or recession of one or more of the economies in which we operate, such as the severe recession faced by most world economies as a result of covid-19 during 2020, could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).
Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.
In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:
•Reduced demand for our products and services.
•Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.
•The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
•The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
The recoverability of our loan portfolios and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Europe (in particular, Spain and the United Kingdom (UK)), North America (in particular, Mexico and the United States) and South America (in particular, Brazil). The credit quality of our loan portfolio may deteriorate as a result of these risks and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us. See risk factor '2.2.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us' in the 2022 Form 20-F.
In addition, we are exposed to sovereign debt in these regions. Our net exposure to sovereign debt at 31 December 2022 amounted to EUR 134,893 million (7.78% of our total assets at that date) of which the main exposures in the eurozone relate to Spain and Portugal with net exposure of EUR 29,095 million and EUR 5,456 million, respectively. In North America, the main exposures relate to Mexico and the US (EUR 17,306 million and EUR 23,298 million, respectively) and in South America to Brazil (EUR 23,728 million). For more information on our exposure to sovereign debt, see note 53.b) 4.3 to our 'Consolidated financial statements' included in Part 1 of the 2022 Form 20-F. Recessionary conditions in the economies of Europe (in particular, Spain and the UK), North America or some of the South American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.
Our revenues are also subject to risk of deterioration from unfavourable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, sanctions, interest-rate caps, fiscal and monetary policies globally.
For the year ending 31 December 2022, 33% of the underlying profit attributable to the Parent came from Europe (of which 13% was from Spain and 12% from the UK), 31% from South America (22% from Brazil), 25% from North America (15% from the United States and 10%

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from Mexico) and 11% from the Digital Consumer Bank segment (primarily Europe). As of 31 December 2022, our total assets stood at 57% in Europe (29% in Spain and 19% in the United Kingdom), 17% in South America (11% in Brazil), 17% in North America (12% in the United States and 5% in Mexico) and 9% in the Digital Consumer Bank segment (primarily Europe).1
In particular, the main regions where we operate are subject to the following macroeconomic and political conditions, which could have a material adverse effect on our business, results of operations, financial condition and prospects:
•Governmental and regulatory authorities throughout the world, particularly in Europe and the United States, implemented fiscal and monetary policies and initiatives in response to the adverse effects of the covid-19 pandemic on the economy, individual businesses and households. These fiscal and monetary policy measures accelerated the economic recovery in 2021 but in turn significantly increased public debt and introduced risks of economic overheating in certain countries. In 2022, inflationary pressures intensified due to a number of factors, including the revitalization of demand for consumer goods, labour shortages, supply chain issues and the rise of the prices of energy, oil, gas and other commodities exacerbated by the war in Ukraine. In an effort to contain inflation, central banks have increased interest rates contributing to a slowdown of the global economy. Most of the countries in which we operate are currently experiencing an environment of persistent high inflation. Prolonged periods of high inflation are likely to result in higher operating costs, a decrease in the purchasing power of families with the consequent increase in delinquencies in our credit portfolios, and lower economic growth derived from the tightening of monetary and fiscal policies aimed at containing inflation, among other risks, any of which could have a material adverse effect on our operations, financial condition and prospects.
Among the risks that could negatively affect the economies and financial markets of the regions where we operate and lead to a further slowdown of the global economy, recession and/or stagflation are (i) the continuance or escalation of the war in Ukraine; (ii) further increases in the prices of energy and other commodities that can lead to further inflationary pressures; (iii) the continued breakdown of global supply chains; and (iv) the tightening of monetary and fiscal policies, including rising interest costs.
•In October 2022, the expansionary fiscal policy measures announced by the Prime Minister of the UK in a scenario of high inflation and restrictive monetary policy triggered a crisis of confidence which resulted in sharp falls in government bond prices and rising yields leading to massive purchases of debt by the Bank of England. If the market volatility that was experienced were to be repeated and spread to other regions, it could generate a financial crisis that could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.
•The risk of returning to a fragile and volatile environment and to heightened political tensions in Europe exists if, among others, the policies implemented to provide emergency assistance and support to Ukraine and in the European Union (EU) countries to alleviate the consequences of the war, to provide relief to the economies most affected by the covid-19 pandemic and to contain inflation do not succeed, the reforms aimed at improving productivity and competition fail, the banking union and other measures of European integration do not take hold or anti-European groups become more widespread. Furthermore, increasing public debt levels together with rising interest costs may not be sustainable, which could lead certain countries into sovereign debt crises. A deterioration of the economic and financial environment in Europe could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.
•The shift of the global economy’s centre of gravity from the Atlantic to the Pacific, with China seeking to become the first economic power undermining the US and the European Union, and gaining weight as a key trading partner for Latin America (particularly for Brazil), could impact negatively our business, operating results, financial condition and prospects.
•Growing protectionism and trade tensions, such as the tensions between the United States and China in recent years, could have a negative impact on the economies of the countries where we operate, which would also impact our operating results, financial condition and prospects.
•China's deceleration based on structural low economic growth coupled with real estate distress and slow population growth could negatively affect the world economy which would also impact our operating results, financial condition and prospects.
•The economies of some of the countries where we operate, particularly in Latin America, have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. In addition, we are exposed to variations in our net interest income or in the fair value of our assets and liabilities resulting from exchange rate fluctuations. In particular, the fiscal instability and political tensions in Brazil and Mexico, and the financial volatility in Argentina could have a negative impact on the economy of these countries and may have a material adverse effect on us.
We are exposed to risk of loss from legal and regulatory proceedings.
We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgements, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.
1 Percentages calculated using as denominator the underlying profit of total operating areas (i.e., without considering the -EUR 2,049 million underlying losses accounted for in the Corporate Center resulting from centralized management of the areas) and the total assets of total operating areas (i.e., without considering EUR 262,217 million total assets accounted for in the Corporate Center and without intra-group eliminations).

164	January - June 2023

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including among others in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, data protection or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.
The amount of our reserves in respect of these matters, which considers the likelihood of future cash outflows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2022, we had provisions for taxes, other legal contingencies and other provisions for EUR 4,073 million. See more information in note 10.b) to our 'Interim consolidated financial statements' included in Part 2 of this report.
For example, in Poland we are exposed to significant litigation in connection with CHF indexed and CHF denominated loans in which we are facing claims that those loans or clauses included in them are abusive. Whilst the Court of Justice of the European Union ('CJEU') and the Polish Supreme Court have issued several rulings on this matter (including the recent CJEU ruling of 15 June 2023), sufficient case law has not yet been developed. The case law of the Polish national courts implementing the CJEU rulings (including the recent ruling of 15 June 2023) and the possible position of the Supreme Court will be crucial for the final assessment of the legal risk related to this matter. See note 10.c) to our 'Interim consolidated financial statements' included in Part 2 of this report.
At the date of this report, it is not possible to predict the Supreme Court’s and CJEU's decisions on individual cases. As of 31 December 2022, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 8,393.7 million or EUR 1,791.8 million (PLN 6,844.4 million or EUR 1,543 million as of 30 June 2023) and the total value of the adjustments to gross carrying amount in accordance with IFRS9 as well as the provisions recorded under IAS37, amount to PLN 3,557.3 million or EUR 759.4 million (PLN 4,003.1 million or EUR 902.4 million as of 30 June 2023). The provisions and adjustments recorded are deemed sufficient to cover the risks associated with the legal claims against us. However, in the event that we are required to make higher payments than estimated, either with respect to existing or new claims, there could be a significant adverse effect on our results and financial situation.
We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by tax authorities. We are subject to the income tax laws of Spain and the other jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental tax authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgements and interpretations about the application of these inherently complex tax laws. If the judgement, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations. In some jurisdictions, the interpretations of the tax authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.
For example, Law 38/2022, of 27 December, established a temporary tax on financial credit institutions in Spain. The tax is calculated as 4.8% of the sum of interest income/charges and commission income/expenses derived from the activity carried out in Spain. Although conceived as a temporary tax to be paid in the years 2023 and 2024, in the last quarter of 2024 the government will evaluate if they will maintain it on a permanent basis. On 1 January 2023, an amount of 224 million euros was recorded in the profit and loss account in accordance with IFRIC 21 due to this new tax.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the war in Ukraine or new outbreaks of the covid-19 pandemic. While we have in place liquidity management processes to mitigate and control these risks, as well as an organizational model based on autonomous subsidiaries in terms of capital and liquidity which limits the possibility of contagion between them, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates, such as those announced throughout 2022 and the first half of 2023 by the ECB, the Bank of England and the Federal Reserve, and/or in our credit spreads could significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.
We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the

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economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.
In the first half of 2023, the liquidity issues faced by Silicon Valley Bank and other banks in the United States, and the issues faced by the Swiss bank Credit Suisse, caused withdrawals of deposits from these banks and volatility in international markets. Central banks took measures designed to guarantee the liquidity of the banking system. Although we do not have material exposure to the affected banks, the spread or potential spread of these or other issues to the broader financial sector could have a material adverse effect on our operating results, financial condition and prospects.
Central banks took extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the covid-19 pandemic. In Europe, the ECB's pandemic emergency purchase programme (PEPP) was finalized by the end of March 2022, although maturing principal payments are expected to be repurchased until at least the end of 2024. If these facilities, which are progressively being reduced, were to be rapidly removed, this could have an adverse effect on our ability to access liquidity and on our funding costs.
Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.
We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2022, our LCR ratio was 152%, above the 100% minimum requirement. The NSFR provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. At the end of 2022, this ratio stood at 121% for the Group and over 100% for all our main subsidiaries.

166	January - June 2023

ITEM 5. INFORMATION ON THE COMPANY

5.1. Average balance sheets and interest rates
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended 30 June 2023 and 2022. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities.
To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International – Mature markets’ which include Europe (except for Spain and Poland) and the United States and ‘International – Developing markets’ which include South America, Mexico and Poland.
You should read the following tables and the tables included under '—Changes in Net Interest Income/(charges)—Volume and Rate Analysis' and '—Assets—Earning Assets—Yield Spread' considering the following:

•We have included in interest income loan arrangement fees and other similar items;
•We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions do not qualify for such treatment, we include income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements included in Part 1 of our 2022 Form 20-F for a discussion of our accounting policies for hedging activities;
•We have stated average balances on a net basis, netting our allowances for credit losses; and
•All average data have been calculated as the simple average of month-end balances over the relevant date range, which is not significantly different from having used daily averages.

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Average Balance Sheet - Assets and Interest Income

	Six months ended 30 June,
	2023			2022
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions (A)	303,126	7,148	4.72%	288,103	2,472	1.72%
Domestic	105,806	1,855	3.51%	112,897	409	0.72%
International - Mature markets	131,697	2,583	3.92%	125,836	535	0.85%
International - Developing markets	65,623	2,710	8.26%	49,370	1,528	6.19%

Of which
Reverse repurchase agreements	49,616	1,853	7.47%	36,421	610	3.35%
Domestic	21,202	461	4.35%	21,681	20	0.18%
International - Mature markets	4,087	86	4.21%	3,791	21	1.11%
International - Developing markets	24,327	1,306	10.74%	10,949	569	10.39%

Loans and advances to customers	1,037,399	33,816	6.52%	1,008,779	24,160	4.79%
Domestic	266,716	4,798	3.60%	269,541	2,536	1.88%
International - Mature markets	549,421	13,471	4.90%	541,026	8,682	3.21%
International - Developing markets	221,262	15,547	14.05%	198,212	12,942	13.06%

Of which
Reverse repurchase agreements	46,619	1,683	7.22%	40,471	150	0.74%
Domestic	7,847	76	1.94%	10,086	8	0.16%
International - Mature markets	37,497	1,538	8.20%	29,726	124	0.83%
International - Developing markets	1,275	69	10.82%	659	18	5.46%

Debt securities	212,081	7,430	7.01%	176,019	4,575	5.20%
Domestic	65,869	1,059	3.22%	41,365	280	1.35%
International - Mature markets	48,654	644	2.65%	41,712	308	1.48%
International - Developing markets	97,558	5,727	11.74%	92,942	3,987	8.58%

Income from hedging operations		1,478			(313)
Domestic		(11)			11
International - Mature markets		1,232			155
International - Developing markets		257			(479)

Other interest		50			(25)
Domestic		(30)			(75)
International - Mature markets		28			18
International - Developing markets		52			32

Total Interest earning assets	1,552,606	49,922	6.43%	1,472,901	30,869	4.19%
Domestic	438,391	7,671	3.50%	423,803	3,161	1.49%
International - Mature markets	729,772	17,958	4.92%	708,574	9,698	2.74%
International - Developing markets	384,443	24,293	12.64%	340,524	18,010	10.58%
Other non-interest earning assets	201,601			193,573
Assets from discontinued operations	—			—
Total Average Assets	1,754,207	49,922		1,666,474	30,869

Note: As of 30 June 2023 and 30 June 2022, Total Average Assets attributed to international activities accounted for 70% and 70%, respectively, of the Group's Total Average Assets. (International - Mature markets accounted for 45% and 46% and International - Developing markets accounted for 25% and 24%, respectively).
A) As of 30 June 2022, interest includes income from liabilities reported in 'Deposits from central banks and credit institutions' related to funding from the European Central Bank.

168	January - June 2023

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended 30 June,
	2023			2022
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Deposits from central banks and credit institutions (B)	178,633	4,353	4.87%	213,926	1,591	1.49%
Domestic	59,089	1,069	3.62%	95,369	240	0.50%
International - Mature markets	71,397	1,444	4.04%	76,355	289	0.76%
International - Developing markets	48,147	1,840	7.64%	42,202	1,062	5.03%

Of which
Repurchase agreements	52,075	1,706	6.55%	30,220	678	4.49%
Domestic	31,471	637	4.05%	14,515	36	0.50%
International - Mature markets	5,513	133	4.82%	2,651	12	0.91%
International - Developing markets	15,091	936	12.40%	13,054	630	9.65%

Customer Deposits	998,553	15,466	3.10%	935,566	5,846	1.25%
Domestic	294,069	1,312	0.89%	290,878	180	0.12%
International - Mature markets	472,502	5,342	2.26%	434,405	677	0.31%
International - Developing markets	231,982	8,812	7.60%	210,283	4,989	4.75%

Of which
Repurchase agreements	70,209	3,164	9.01%	51,352	812	3.16%
Domestic	3,614	103	5.70%	6,313	3	0.10%
International - Mature markets	46,863	1,908	8.14%	28,889	144	1.00%
International - Developing markets	19,732	1,153	11.69%	16,150	665	8.24%

Marketable debt securities (A)	281,936	6,008	4.26%	241,422	3,494	2.89%
Domestic	129,633	1,839	2.84%	106,605	881	1.65%
International - Mature markets	107,534	1,856	3.45%	101,394	867	1.71%
International - Developing markets	44,769	2,313	10.33%	33,423	1,746	10.45%

Of which
Commercial paper	27,860	566	4.06%	14,854	125	1.68%
Domestic	20,835	380	3.65%	9,303	17	0.37%
International - Mature markets	4,651	71	3.05%	4,518	59	2.61%
International - Developing markets	2,374	115	9.69%	1,033	49	9.49%

Other interest bearing liabilities (C)	23,139	314	2.71%	24,633	97	0.79%
Domestic	16,024	228	2.85%	17,124	37	0.43%
International - Mature markets	4,953	1	0.04%	5,650	1	0.04%
International - Developing markets	2,162	85	7.86%	1,859	59	6.35%

Expenses from hedging operations		2,140			544
Domestic		478			(45)
International - Mature markets		791			74
International - Developing markets		871			515

Other interest		721			888
Domestic		208			281
International - Mature markets		165			89
International - Developing markets		348			518

Total interest bearing liabilities	1,482,261	29,002	3.91%	1,415,547	12,460	1.76%

January - June 2023	169

	Six months ended 30 June,
	2023			2022
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Domestic	498,815	5,134	2.06%	509,976	1,574	0.62%
International - Mature markets	656,386	9,599	2.92%	617,804	1,997	0.65%
International - Developing markets	327,060	14,269	8.73%	287,767	8,889	6.18%
Other non-interest bearing liabilities	171,998			152,916
Non-Controlling interest	8,580			8,886
Stockholders' Equity	91,368			89,125
Liabilities from discontinued operations	—			—
Total average liabilities and Stockholders' Equity	1,754,207	29,002		1,666,474	12,460
Note: As of 30 June 2023 and 30 June 2022, Total average liabilities attributed to international activities accounted for 66% and 64%, respectively, of the Group's Total average liabilities. (International - Mature markets accounted for 42% and 42% and International - Developing markets accounted for 24% and 22%, respectively).
(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.
(B) As of 30 June 2022, interest includes expenses from assets reported in 'Cash balances at central banks and other deposits on demand' and 'Loans and advances to central banks and credit institutions' related to liquidity placed in the European Central Bank.
(C) Includes 'Liabilities under insurance or reinsurance contracts', reflecting the retrospective application of the new accounting standard IFRS 17 from 1 January 2023 which meant the reclassification of a portfolio of products for approximately EUR 16 billion registered at that date in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.b to our interim consolidated financial statements in Part 2 of this report). The 2022 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

Changes in Interest Income / (Charges)—Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income attributable to changes in average volume and changes in average rate for the first six months of 2023 compared to the same period of 2022. We have calculated volume variances based on changes in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities, as applicable, over the period. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates'.

170	January - June 2023

Volume and Rate Analysis

	Six months ended 30 June
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	585	4,091	4,676
Domestic	(27)	1,473	1,446
International - Mature markets	26	2,022	2,048
International - Developing markets	586	596	1,182

Of which
Reverse repurchase agreements	720	523	1,243
Domestic	0	441	441
International - Mature markets	2	63	65
International - Developing markets	718	19	737

Loans and advances to customers	1,684	7,972	9,656
Domestic	(27)	2,289	2,262
International - Mature markets	137	4,652	4,789
International - Developing markets	1,574	1,031	2,605

Of which
Reverse repurchase agreements	64	1,469	1,533
Domestic	(2)	70	68
International - Mature markets	41	1,373	1,414
International - Developing markets	25	26	51

Debt securities	500	2,355	2,855
Domestic	235	544	779
International - Mature markets	58	278	336
International - Developing markets	207	1,533	1,740

Income from hedging operations	1,791	—	1,791
Domestic	(22)	—	(22)
International - Mature markets	1,077	—	1,077
International - Developing markets	736	—	736

Other interest	75	—	75
Domestic	45	—	45
International - Mature markets	10	—	10
International - Developing markets	20	—	20

Total Interest earning assets	4,635	14,418	19,053
Domestic	204	4,306	4,510
International - Mature markets	1,308	6,952	8,260
International - Developing markets	3,123	3,160	6,283

January - June 2023	171

	Six months ended 30 June,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	22	2,740	2,762
Domestic	(124)	953	829
International - Mature markets	(20)	1,175	1,155
International - Developing markets	166	612	778

Of which
Repurchase agreements	216	812	1,028
Domestic	84	517	601
International - Mature markets	24	97	121
International - Developing markets	108	198	306

Customer Deposits	627	8,993	9,620
Domestic	2	1,130	1,132
International - Mature markets	65	4,600	4,665
International - Developing markets	560	3,263	3,823

Of which
Repurchase agreements	308	2,044	2,352
Domestic	(2)	102	100
International - Mature markets	141	1,623	1,764
International - Developing markets	169	319	488

Marketable debt securities	864	1,650	2,514
Domestic	222	736	958
International - Mature markets	56	933	989
International - Developing markets	586	(19)	567

Of which
Commercial paper	111	330	441
Domestic	44	319	363
International - Mature markets	2	10	12
International - Developing markets	65	1	66

Other interest bearing liabilities (3)	8	209	217
Domestic	(3)	194	191
International - Mature markets	0	0	0
International - Developing markets	11	15	26

Expenses from hedging operations	1,596	—	1,596
Domestic	523	—	523
International - Mature markets	717	—	717
International - Developing markets	356	—	356

Other interest	(167)	—	(167)
Domestic	(73)	—	(73)
International - Mature markets	76	—	76
International - Developing markets	(170)	—	(170)

Total interest bearing liabilities	2,950	13,592	16,542
Domestic	547	3,013	3,560
International - Mature markets	894	6,708	7,602
International - Developing markets	1,509	3,871	5,380

172	January - June 2023

(1) We calculate the volume variance as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2) We calculate the rate variance as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3) The volume and rate analysis is affected by the retrospective application of the new accounting standard IFRS 17 from 1 January 2023 which meant the reclassification of a portfolio of products for approximately EUR 16 billion registered at that date in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.b to our interim consolidated financial statements in Part 2 of this report). The 2022 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

Assets

Interest-earning Assets—Yield Spread
The following table analyses our average interest-earning assets, interest and similar income and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates', and the footnotes thereto.

	Six months ended 30 June
	2023	2022
	(in millions of euros, except percentages)
Average interest earning assets	1,552,606	1,472,901
Domestic	438,391	423,803
International - Mature markets	729,772	708,574
International - Developing markets	384,443	340,524

Interest and similar income	49,922	30,869
Domestic	7,671	3,161
International - Mature markets	17,958	9,698
International - Developing markets	24,293	18,010

Interest income / (charges) (A)	20,920	18,409
Domestic	2,537	1,587
International - Mature markets	8,359	7,701
International - Developing markets	10,024	9,121

Gross yield (B) (%)	6.43	4.19
Domestic	3.50	1.49
International - Mature markets	4.92	2.74
International - Developing markets	12.64	10.58

Net yield (C) (%)	2.69	2.50
Domestic	1.16	0.75
International - Mature markets	2.29	2.17
International - Developing markets	5.21	5.36

Yield spread (D) (%)	2.52	2.43
Domestic	1.44	0.87
International - Mature markets	2.00	2.09
International - Developing markets	3.91	4.40

A.Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See 'Income Statement' in the consolidated financial statements included in Part 2 of this report on Form 6-K. For a discussion of the changes in interest income / (charges) over the periods presented, see 'Part 1. Consolidated Director’s Report—Group Financial information—Income statement and balance sheet'.
B.Gross yield is the quotient of interest income divided by average earning assets.
C.Net yield is the quotient of net interest income divided by average earning assets.
D.Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

January - June 2023	173

Interest-earning assets-composition
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled '—Average Balance Sheets and Interest Rates', and the footnotes thereto.

	Six months ended 30 June
	2023	2022

Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions (%)	19.52	19.56
Domestic	6.81	7.66
International - Mature markets	8.48	8.55
International - Developing markets	4.23	3.35

Loans and advances to customers (%)	66.82	68.49
Domestic	17.18	18.30
International - Mature markets	35.39	36.73
International - Developing markets	14.25	13.46

Debt securities (%)	13.66	11.95
Domestic	4.24	2.81
International - Mature markets	3.14	2.83
International - Developing markets	6.28	6.31

174	January - June 2023

5.2. Other statistical disclosure requirements
Credit Ratios
The following table sets out the impairment losses to total loans outstanding ratio and the net charge-offs to average loans outstanding ratios for the periods ended 31 December 2022, 2021 and 2020 and 30 June 2023 and 2022 (see note 5 to our interim consolidated financial statements in Part 2 of this report and note 10 to our consolidated financial statements for the year ended 31 December 2022 included in Part 1 of the 2022 Form 20-F):

	31 December			Six Months Ended 30 June
	2022	2021	2020	2023	2022
	(in millions of euros, except percentages)			(in millions of euros, except percentages)
Impairment losses to total loans outstanding	2.14%	2.31%	2.51%	2.17%	2.21%
Allowances for credit losses	22,684	22,964	23,595	23,146	23,452
Total loans outstanding	1,058,688	995,646	939,794	1,068,190	1,061,172

Net charge-offs during the period to average loans outstanding:
Commercial credit	0.38%	0.23%	0.17%	0.23%	0.48%
Net charge-offs during the period	197	89	53	57	119
Average loans outstanding	51,535	39,513	31,735	50,143	49,825

Secured loans	0.85%	0.69%	0.57%	0.50%	0.83%
Net charge-offs during the period	4,990	3,702	2,988	1,474	2,381
Average loans outstanding	583,899	538,935	524,061	584,355	574,046

Reverse repurchase agreements	n/a	n/a	n/a	n/a	n/a
Net charge-offs during the period	n/a	n/a	n/a	n/a	n/a
Average loans outstanding	43,505	36,660	46,207	46,619	40,471

Other term loans	1.43%	1.06%	1.12%	2.37%	1.33%
Net charge-offs during the period	4,308	3,020	3,183	3,600	1,969
Average loans outstanding	301,252	284,235	285,462	303,306	295,055

Finance leases	0.31%	0.10%	0.21%	0.13%	0.15%
Net charge-offs during the period	125	37	75	25	30
Average loans outstanding	39,829	38,348	36,439	38,919	39,647

Receivables on demand	1.73%	0.36%	1.24%	1.03%	1.35%
Net charge-offs during the period	207	35	115	66	76
Average loans outstanding	11,964	9,640	9,241	12,797	11,302

Credit card receivables	4.12%	4.25%	6.43%	6.17%	3.98%
Net charge-offs during the period	949	823	1,295	745	443
Average loans outstanding	23,039	19,360	20,143	24,162	22,278

Total loans	1.02%	0.80%	0.81%	1.13%	0.97%
Net charge-offs during the period	10,776	7,706	7,709	5,968	5,020
Average loans outstanding	1,055,023	966,690	953,289	1,060,301	1,032,624
For the purpose of calculating the net charge-offs during the period to average loans outstanding ratio, net charge-offs consist of charge-offs against credit loss allowance less recoveries of loans previously charged-off and loans outstanding refer to gross loans and advances to customers. Reverse repurchase agreements are collateralized and therefore cannot be charged-off. Net charge-offs to average loans outstanding ratios at 30 June 2023 and 30 June 2022 reflect year-to-date net charge-offs annualized.

January - June 2023	175

Credit impaired balances ratios
The following table shows the total amount of our computable credit risk, our credit impaired loans and contingent liabilities, our allowances for credit impaired balances, our net loans and contingent liabilities charged-off, the NPL ratio, the coverage ratio and the net charge-offs to computable credit risk ratio at the dates indicated:

	Year Ended 31 December			Six Months Ended 30 June
	2022	2021	2020	2023	2022
	(in millions of euros, except percentages)
Computable credit risk (A)	1,124,121	1,051,115	989,456	1,137,823	1,121,726

Credit impaired balances	34,673	33,234	31,767	34,949	34,259

Allowances for credit impaired balances	23,418	23,698	24,272	23,902	24,195

Net loans charged-off	10,776	7,706	7,709	5,968	5,020

Ratios: (%)
NPL ratio (B)	3.08	3.16	3.21	3.07	3.05
Coverage ratio (C)	68	71	76	68	71
Net loans charged-off to computable credit risk (D)	0.96	0.73	0.78	1.05	0.89
(A) Computable credit risk is the sum of the face amounts of loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired. Excluding country risk.
(B) Credit impaired balances (credit impaired loans and advances to customers, customer guarantees and customer commitments granted) to computable credit risk.
(C) Allowances for credit impaired balances as a percentage of credit impaired balances.
(D) Ratios at 30 June 2023 and 30 June 2022 reflect year-to-date net charge-offs annualized. Ratios at year end reflect full year net charge-offs.

176	January - June 2023

ITEM 6. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations by remaining maturity at 30 June 2023:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions (A)	81,120	58,174	8,652	1,402	149,348
Customer deposits (A)	929,275	25,981	10,914	390	966,560
Marketable debt securities (A)	84,113	84,281	57,565	59,910	285,869
Liabilities under insurance contracts (B)	3,792	2,978	2,529	8,285	17,584
Lease obligations	637	1,053	444	466	2,600
Other long-term liabilities (C)	1,507	2,827	3,393	5,335	13,062
Contractual interest payment (D)	18,386	13,533	12,847	26,533	71,299
Total	1,118,830	188,827	96,344	102,321	1,506,322
(A) Financial liabilities at amortized cost.
(B) Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts. Reflects the retrospective application of the new accounting standard IFRS 17 from 1 January 2023 which meant the reclassification of a portfolio of products for approximately EUR 16 billion registered at that date in 'Financial liabilities designated at fair value through profit or loss - Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.b to our interim consolidated financial statements in Part 2 of this report).
(C) Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(D) Calculated for the amortized cost portfolios of Deposits from credit institutions, Customer deposits and Marketable debt securities, based on average interest rates at 30 June 2023 for all maturities, and assuming that obligations maturing in more than five years have an average life of ten years.

The table above excludes the 'fixed payments' of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

January - June 2023	177

ITEM 7. RISK DISCLOSURES

Higher-Risk Loans
Grupo Santander’s loan portfolio is focused mainly on retail banking with a medium-low risk profile, with a broad diversified geographical footprint well-balanced between emerging and developed markets. In addition, our business diversification between customer segments is a key factor to remain resilient. Grupo Santander does not have any significant exposure to higher-risk loans.

Some of the Group’s portfolios require specific monitoring due to the inherent nature of their business and particular risk profile, including for instance the auto loans business in the consumer subsidiary in the US (SC USA). Other less relevant portfolios in terms of size are also explicitly monitored through the risk appetite and the applicable monitoring policies.
It should be noted that, at 30 June 2023, 65% of the Group’s net customer loans are secured, mostly by real estate collateral.

Mortgages to individuals represent approximately 35% of the Group’s loan book, with low risk profile and low non-performing ratios, along with appropriate provisions coverage. Among other factors, this is due to the fact that these are mainly first residence mortgage loans, which are subject to a rigorous assessment of credit risk and affordability. The admission process evaluates the current and future payment capacity of the customer, evaluating if the client’s disposable income will be sufficient to meet the loans’ instalments even in a more stressed but feasible scenario.

Certain mortgage portfolios that may present higher risks (interest only, flexible loans, loans with loan-to-value greater than 100% or buy to let), are subject to even stricter lending policies to mitigate their risks. Nevertheless, they represent a low percentage of the Group’s portfolio, and their performance is continuously monitored to guarantee close and effective control.

Changes in Practices
Grupo Santander conducted its business in the first half of 2023 in an environment marked by market volatility, high inflation (while slowly declining in several geographies) and ongoing geopolitical tensions.

In addition, the bankruptcy of several US regional banks, together with the Credit Suisse takeover in Europe, generated additional market uncertainty.

Grupo Santander has reinforced the monitoring of all risks, with special attention to liquidity. In general, the most significant impacts have been in higher commodity prices, particularly energy, interest rates hikes and potential lower household disposable income due to inflationary pressures. Also, Grupo Santander continues to monitor the evolution and potential impacts of the mortgage portfolio in Swiss francs in Poland, following the ruling of the CJEU on 15 June 2023.

Other
Grupo Santander's exposure to complex structured instruments and assets is very limited; this is a reflection of our robust risk culture and prudent risk management.

Santander uses credit derivatives to cover loans and to serve our customer needs regarding their trading activities in financial markets. Trading volume is small in terms of our notional value (0.2% of total counterparty risk notional value as of 30 June 2023) and is subject to a solid set of internal controls and procedures to minimize operational risk.

Exposures related to complex structured assets
We have a very limited exposure to complex structured assets. See 'Quantitative Analysis About Market Risk' below.

Quantitative Analysis About Market Risk
A.    Activities subject to market risk and types of market risk
Activities exposed to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors, the liquidity risk from our products and markets, and the balance sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from changes in interest rates that could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It can affect loans, deposits, debt securities, most assets and liabilities held for trading and derivatives.

178	January - June 2023

•Inflation rate risk originates from changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It can affect instruments such as loans, debt securities and derivatives, where the returns are linked to future inflation values or a change in the current rate.
•Exchange rate risk is the possibility of loss in the value of a position not denominated in the base currency to shifts in exchange rates. A long or open position in a foreign currency may produce a loss if it depreciates against the base currency. Exposures affected by this risk include non-euro currencies investments in subsidiaries and transactions in foreign currency.
•Equity risk is the possibility of loss from open positions in equities to adverse movements in their market prices or expectations about future dividends. This affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
•Credit spread risk is the possibility of loss from open positions in fixed income securities or credit derivatives to adverse movements in credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the yield difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.
•Commodity price risk is the possibility of loss from adverse movements in commodity prices. Our exposure to this risk is minor and stems mainly from commodity derivatives.
•Volatility risk is the possibility of loss caused by adverse movements in the volatility of interest rates, exchange rates, shares, credit spreads and other factors affecting the value of our portfolio. It is inherent to all financial instruments whose value is affected by volatility (especially options contracts).
These market risks can be partly or fully mitigated with derivatives such as options, futures, forwards and swaps. However, there are other types of market risks that require more complex hedging:
•Correlation risk is the possibility of loss due to an adverse change in the relationship between risk factors (correlation) of the same type (e.g. two exchange rates) or different type (e.g. an interest rate and a commodity price).
•Market liquidity risk originates when Santander or a subsidiary cannot reverse or close a position without an impact on the market price or the transaction cost. Market liquidity risk can arise from a reduction in market makers or institutional investors, the execution of a large volume of transactions or market instability. It could also increase depending on how exposures are distributed among products and currencies.
•Pre-payment or cancellation risk originates when mortgages, deposits and other on-balance-sheet instruments give holders the option to buy or sell them, altering future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk arises when an entity underwrites or places securities and other types of debt and assumes the risk of having to acquire issued securities partially if buyers have not taken them up.
In addition to the above market risks, balance sheet liquidity risk (unlike market liquidity risk) is the possibility of meeting payment obligations late or at an excessive cost. Losses may be caused by forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
On the other hand, pension and actuarial risks also depend on shifts in market factors. Further details are provided in this chapter.
Finally, in recent years there has been an increased focus on climate and environmental risks, which arise from the possibility that changes in climate may adversely affect the value of a financial instrument, a portfolio or the Group as a whole. Changes in climate include both extreme weather scenarios as well as gradual climate change and other situations where there is environmental degradation. This risk may have an impact both on financial instruments value or portfolios and on Santander's liquidity. The Group measures this risk through stress scenarios for both market and liquidity risk.
We aim to comply with the Basel Committee’s Fundamental Review of the Trading Book, and the EBA's Guidelines on the management of interest rate risk arising from non-trading book activities. Through several projects, we aim to provide risk managers and control teams with the best tools to manage market risks under the right governance framework for the models we use, to report risk metrics, and help satisfy requirements on these risks.

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B.    Trading market risk management
Management limits and control system
The market risk function daily monitoring makes sure market risk positions remain within approved limits. It assesses the performance of, and major changes in, market risk metrics, and distributes regular reports to senior management and other internal and external stakeholders so market risk activities can be properly monitored.
The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a prudent approach. The main ones are:
• Value at Risk (VaR) and Stressed VaR limits
• Limits of equivalent and/or nominal positions
• Interest rate sensitivity limits
• Vega limits
• Delivery risk limits for short positions in securities (fixed income and securities)
• Limits to constrain the volume of effective losses or protect results generated during the period:
• Loss trigger
• Stop loss
• Credit limits:
• Total exposure limit
• Jump to default limit by issuer
• Others
• Limits for origination transactions
Those general limits include sub-limits that make the structure granular enough to control market risks from Santander's trading operations. We monitor subsidiaries' positions daily, checking changes in portfolios and at trading desks in order to detect events that may necessitate immediate mitigation.
The Group establishes global approval and control limits, global approval limits with local control, and local approval and local control limits. They are requested by each subsidiary's business manager in consideration of particular circumstances of the business, budgetary targets and the risk/reward ratio. Limits are then approved by risk bodies according to internal governance processes.
Subsidiaries must comply with the approved limits. On the day a limit breach occurs, subsidiary business managers must provide a written explanation with an action plan and corrective measures, such as reducing the position within the limits or formulating a strategy that justifies raising limits.
Methodologies
a) Value at Risk (VaR)
Value at Risk (VaR), our standard methodology for managing and controlling market risk, measures maximum expected loss with a certain confidence level over a given time.
For standard historical simulation, the confidence level is 99% and the time horizon is one day. We also make statistical adjustments efficiently to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation. We report the higher of two VaR figures we calculate daily. One applies an exponential decay factor that allocates less weight to the oldest observations; the other has the same weight for all observations.
We also simultaneously calculate Value at Earnings (VaE). It measures the maximum potential gain with a certain level of confidence and specific time frame under the same methodology for VaR.
VaR by historic simulation has many advantages as a risk metric. It states a portfolio's market risk in a single figure according to market movements, without assumptions about functions, forms or correlations between market factors.
However, the VaR metric has some limitations, regardless of the methodology to calculate it. In particular:
• As VaR calculation has a certain confidence level, it does not indicate the levels of possible losses beyond it.

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• The liquidity horizon of some products in the portfolio is longer than that of the VaR model.
• VaR is a static measure of risk subject to significant (albeit unlikely) changes in the following day.
Historical simulation methodology also has limitations:
• High sensitivity to time frame used;
• Inability to capture plausible high-impact events if these do not occur during the time frame used.
• Valuation parameters with no market input (such as correlations, dividend and recovery rates).
• Slow adjustment to new volatility and correlation, as the weighting of the newest and oldest data is the same.
Using Stressed VaR and expected shortfall (ES) help overcome some of these limitations. We calculate VaR with exponential decay, apply conservative valuation adjustments, and regularly conduct analyses and backtesting to assess the accuracy of the VaR calculation model.
b) Stressed VaR (sVaR) and expected shortfall (ES)
We calculate sVaR daily for our main portfolios with the same methodology as for VaR, with these exceptions:
• We use a window of 260 observations (as opposed to 520 for VaR) over a continuous period of stress on a portfolio. For each portfolio, we review the history of a subset of selected market risk factors based on expert judgement and the most significant positions in the books.
• Unlike VaR, we obtain sVaR by using the percentile with uniform weighting, and not with the higher of the percentiles with exponential and uniform weightings.
To calculate the ES we estimate expected potential loss above the level obtained from VaR and assign uniform weights to all observations. Unlike VaR, ES has the advantage of capturing the risk of large losses with a low probability (tail risk) and being a sub-additive metric. According to the Basel Committee, an ES with a 97.5% confidence interval delivers a level of risk similar to VaR at a 99% confidence interval.
c) Scenario analysis
Santander's risk measures are based on normal market conditions, price stability, sufficient liquidity and other assumptions used in daily risk management and decision-making. However, it is possible that extreme movements and strong unforeseen changes will not be properly anticipated. Therefore, we run scenario analyses, which prove important to predict the outcome of a wide range of risks and estimate the capital needed to absorb any losses in case such unexpected events occur.
These stress scenarios are important to estimate future risk, overcome the limitations of models and historical data, support liquidity and capital plans, report on risk tolerance levels and develop risk reduction and contingency plans under stress conditions.
We regularly calculate and analyse stress scenarios for our subsidiaries with trading activities which include historical scenarios, hypothetical scenarios and reverse stress test scenarios.
d) Analysis of positions, sensitivities and results
Santander uses positions to quantify the market values of transactions in the portfolio, grouped by main risk factor and considering the delta value of any futures or options. We can express risk positions in our subsidiaries' base currency and in the currency used for standardized information. We monitor positions daily to detect incidents and correct them immediately.
Measurements of market risk sensitivity estimate the variation of an instrument or portfolio's market value to changes in a risk factor with analytical approximations given through partial derivatives or a complete revaluation of the portfolio.
The daily profit and loss (P&L) statement prepared by the market risk function is an excellent indicator of the impact of changes of financial variables on portfolios.
e) Derivatives activities and credit management
We run controls over derivative activities and credit management daily with specific measures due to their atypical nature. We control and monitor underlying asset's sensitivity to price movements (Delta and Gamma), volatility (Vega) and time (Theta). Also, we systematically review measurements such as sensitivity to the spread, jump-to-default and concentrations of positions by rating.
For credit risk in trading portfolios, we also calculate Incremental Risk Charge (IRC), an additional metric recommended by the Basel Committee and current regulations. IRC covers default risks and rating migrations not adequately captured in VaR through variations in credit spreads.

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We apply this metric to government and corporate bonds, derivatives on bonds (forward, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). We calculate IRC using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one-year horizon. We follow the Montecarlo methodology, applying one million simulations.
f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)
Santander calculates trading portfolio results with credit valuation adjustment (CVA) and debit valuation adjustment (DVA). The CVA is for over the-counter (OTC) derivatives and results from the risk associated with the credit exposure assumed with each counterparty.
The CVA for a particular counterparty is the total CVA for all its maturities. To calculate it, we consider inputs such as expected exposure, loss given default, probability of default and a discount factor curve.
DVA is similar to CVA but results from the risk our counterparties assume in OTC derivatives traded with us.

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C.    Key metrics (Trading Market Risk)
In the first half of 2023, several issues impacted market volatility such as the continued war in Ukraine, the persistence of inflation pressing central banks' policies, the situation of some US regional banks and the uncertainty during the negotiation of the debt ceiling in the US. In this challenging environment, Santander’s trading risk profile remained low, in line with previous years, due to the fact that risks of trading activities arise mainly from activities with customers in non-complex instruments, concentrated in hedging of interest rate and exchange rate risks.
Value at Risk (VaR) analysis
During the first half of 2023, Santander continued its strategy of focusing its trading activity on customer business, minimising where possible, exposure to directional risk in net terms and maintaining its diversification by geography and risk factor.
Evolution of VaR for the first half of 2023.
EUR million. VaR at 99% over a one day horizon.

24
20
16
12
8
4
0
VaR
Moving average 15d
3Y average VaR
MAX (19.3)
MIN (7.5)
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23

VaR during the first half of 2023 fluctuated between EUR 7.5 million and EUR 19.3 million, with an average VaR for the period of EUR 11.7 million and ending in June at EUR 13.1 million. In some occasions, daily VaR was above the average of the last three years, mainly due to market volatility spikes.
The following histogram shows the distribution of risk in terms of VaR in the first six months of 2023. The accumulation of days with levels up to EUR 14.5 million (95%) is shown. Values higher than EUR 14.5 million (5%) largely occur in periods affected by temporary spikes in volatility, mainly in interest rates and exchange rates.

VaR Histogram
VaR at 99%, over a one day horizon. Number of days (%) in each range for the first half of 2023.

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Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2023 are displayed in the following table:
VaR statistics by risk factor

EUR million. VaR at 99%, with one day time horizon

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	VaR (99%)
	Minimum	Average	Maximum	Latest
Total trading
Total	7.5	11.7	19.3	13.1
Diversification effect	(8.6)	(13.6)	(24.8)	(13.6)
Interest rate	8.9	11.8	20.3	11.3
Equities	1.5	3.7	7.3	5.5
Exchange rate	2.3	4.8	8.0	6.0
Credit spread	2.7	3.7	6.2	3.2
Commodities	0.7	1.3	2.3	0.7

Europe
Total	6.6	9.2	14.5	8.9
Diversification effect	(5.5)	(9.6)	(19.7)	(9.2)
Interest rate	5.6	8.8	15.8	7.8
Equities	1.7	3.3	7.1	2.0
Exchange rate	2.1	3.0	5.1	5.1
Credit spread	2.7	3.7	6.2	3.2
Commodities	0.0	0.0	0.0	0.0

South America
Total	4.7	7.5	13.3	9.0
Diversification effect	(1.3)	(5.4)	(13.4)	(4.7)
Interest rate	4.7	6.9	12.6	7.9
Equities	0.0	1.4	3.7	3.7
Exchange rate	0.6	3.3	8.0	1.3
Credit Spread	0.0	0.0	0.1	0.1
Commodities	0.7	1.3	2.3	0.7

North America
Total	1.8	3.1	5.7	3.1
Diversification effect	(0.3)	(0.9)	(2.0)	(0.4)
Interest rate	1.8	3.1	5.6	2.7
Equities	0.0	0.2	0.4	0.1
Exchange rate	0.3	0.7	1.7	0.7
Credit Spread	0.0	0.0	0.0	0.0
Commodities	0.0	0.0	0.0	0.0

The average VaR in the first half of 2023, EUR 11.7 million, was lower than the average VaR in the first half of 2022, EUR 13.7 million, which was marked by events with high impact on markets such as the beginning of the war in Ukraine or a new wave of covid-19 in Asia.

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VaR evolution by risk factor

EUR million. VaR at 99% with one day time horizon (15 day moving average)

Gauging and backtesting measures
Regulations dictate that the VaR model should accurately capture market risks. VaR uses statistical techniques under normal conditions. Therefore, for a certain confidence level and for a defined time horizon, the estimated maximum loss can differ from actual losses. Santander reviews and contrasts the VaR calculation model on a regular basis to verify its accuracy.
The market risk function runs tests such as internal backtesting, VaR contrast measures and hypothetical portfolio analysis for subsidiaries covered by the internal market risk model. For subsidiaries with an approved internal model, we also perform regulatory backtesting to count overshootings (when daily loss or profit exceeds VaR or VaE) affecting the calculation of market risk regulatory capital requirements.
Our backtesting assesses the general quality and effectiveness of the risk measurement model and compares the daily VaR/VaE obtained on D-1 with these P&Ls obtained on D:
•Economic P&L: is calculated on the basis of end-of-day mark-to-market or mark-to-model values. This test checks whether the VaR/VaE methodology used to measure and aggregate risk is appropriate.
•Actual P&L: is calculated based on the difference between the portfolio's end-of-day value and actual value at the end of the subsequent day. It includes the profit and loss stemming from intraday operations, minus fees, commissions, and net interest income. It is used to count regulatory overshootings.
•Hypothetical P&L: is calculated daily by comparing the portfolio's end-of-day value and its value at the end of subsequent day, assuming unchanged positions. It doesn't account for the time effect to be consistent with VaR. This backtesting helps us make sure portfolios are regularly subject to an intraday risk not reflected in closing positions and therefore, not reflected in VaR. We also use it to count regulatory overshootings.
•Theoretical P&L: is calculated with the market risk calculation engine, without intraday results, changes in portfolio positions or time (theta). We use it exclusively to test the quality of our internal VaR model.
We run regulatory backtesting on our subsidiaries every day. We also run internal (not regulatory) backtesting daily, weekly and monthly based on the granularity of a given portfolio level. The number (or proportion) of overshootings we register is one of the most

186	January - June 2023

intuitive indicators of a model's goodness of fit. We calculate regulatory backtesting for one year (250 days) and at a VaR confidence level of 99%.
In the last twelve months, for Hypothetical P&L backtesting and for the total portfolio, there was an overshooting in VaR at 99% on 13 March after an increase in market volatility as a result of the events related to some US regional banks. There were no overshootings in VaE at 99%. The results are consistent with the assumptions specified in the VaR calculation model.

Derivatives risk management
Our derivatives business primarily involves selling investment products and hedging risks for customers. Our risk management aims to keep open net risk as low as possible. Transactions include options on equities, fixed income and exchange rates, mainly in Spain, Brazil, the UK and Mexico.
Risk of derivatives (in terms of VaR Vega at 99%, over a one day horizon) moved in the first half of 2023 in a range between EUR 2.0 million and EUR 3.7 million, with an average value of EUR 2.6 million.
Santander's exposure to complex structured instruments and assets is very limited, this reflects our risk culture and prudent risk management. At the end of the first half of 2023, our exposures in this area were:
•Hedge funds: the exposure was EUR 50 million (all indirect), acting as counterparty in derivative transactions. We analyse the risk related to this type of counterparty on a case by case basis, setting collateralization ratios based on each fund's characteristics and assets.
•Monolines: no exposure at the end of June 2023.
Our policy on approving new derivatives transactions remains extremely prudent and conservative. It is closely monitored by senior management.
Scenario analysis
Various stress scenarios were calculated and analysed regularly in the first half of 2023 (at least monthly) for all the trading portfolios.
Worst Case scenario
This is a hypothetical scenario which combines movements in risk factors with their respective volatilities. The construction of these scenarios is based on historical volatilities, assuming a variation of ±3 and ± 6 daily standard deviations, irrespective of the historical correlation between them. Its aim is to analyse the risk profile and potential maximum losses of trading portfolios, identifying the most unfavourable scenario.
At the end of June 2023, the stress test revealed that the economic loss in trading portfolios would be EUR 93 million (market price) if the stress movements in the worst case scenario materialized in the market. The loss would mainly affect Europe (mostly in interest rate under a scenario of increases and in exchange rate under a scenario of appreciation of the Euro).
Stress scenario: worst case. EUR million

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(55.5)	(13.8)	(22.2)	(1.6)	0.0	(93.1)
Europe	(38.9)	(11.4)	(18.5)	(1.6)	0.0	(70.4)
North America	(6.5)	(0.1)	(1.9)	0.0	0.0	(8.5)
South America	(10.1)	(2.3)	(1.8)	0.0	0.0	(14.2)

Other global stress test scenarios
‘Abrupt crisis’: an ad-hoc scenario with sharp market movements in all risk factors: rise in interest rate curves, sharp falls in stock markets, strong appreciation of USD against other currencies, increase in volatility and credit spreads and default of main debt and equity positions.
‘Subprime crisis’: historical scenario based on 2007-2008 events arising from the US subprime mortgage crisis. This financial crisis led to a sharp increase in volatility and a sharp reduction in liquidity in all financial markets worldwide. The worst 1-day and 10-day market shocks are identified for each market risk factor.

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‘Forward Looking Scenario’: a plausible hypothetical scenario based on current portfolios and expert judgement regarding the short term expected movements in market risk factors that may negatively affect trading positions.
‘EBA adverse scenario’: hypothetical scenario based on the adverse macroeconomic scenario applied to all market risk factors, as proposed by the EBA to perform the 'EU wide stress test' exercise every two years.
'Covid-19 crisis': scenario based in the sharp movements in the financial markets as a result of the health crisis. Its calculation is based on the identification of the 10-day period with higher losses in the trading portfolio during the first half of 2020.
Reverse stress test scenarios, which identify market variable shifts that can lead to a loss that will endanger our survival. They complement traditional stress scenarios and help signal business vulnerabilities, hidden risks and interactions between risk factors. They begin with a known stress result (such as a failure to achieve certain capital, liquidity or solvency ratios) and identify extreme scenarios.

D.    Structural balance sheet risk management
System for controlling limits
Like with trading market risk, annual limits planning sets limits for balance sheet structural risks based on risk appetite.
The main limits we use are:
• Balance sheet structural interest rate risk:
• Limit on net interest income (NII) over a 1 year horizon.
• Limit on the sensitivity of the economic value of equity (EVE).
• Limit on the market value variations of ALCO portfolios under stress scenarios.
• Structural exchange rate risk:
• Limit on the potential impact of the net foreign currency permanent position in the Core Capital Ratio.
• Limit on the individual hedge required by each currency.
Financial Management must explain why limits or sub-limit breaches occur and provide action plans to correct them.
Methodologies
a) Structural interest rate risk
We analyse the potential impact of changes in interest rate levels on EVE and NII. Depending on the changes in rates, impacts will be different and therefore various subtypes of interest rate risk need to be monitored and managed, such as repricing, curve or basis risk, among others.
Based on the balance sheet interest rate position and the market situation and outlook, financial actions (such as transacting positions or setting interest rate for products we market) may be needed to achieve our desired risk profile.
The suite of metrics we use to monitor interest rate risks includes the sensitivity of NII and EVE to changes in interest rates:
- Net interest income (NII) sensitivity
NII is the difference between income from interest on assets and the cost of liabilities in the banking book over a typical one-to three year horizon (one year being standard in Santander). NII sensitivity is the difference between the NII calculated under a selected scenario and the NII calculated under a base scenario. There can be as many NII sensitivities as scenarios. This metric helps identify short-term risk and it is complementary to EVE sensitivity. Scenarios of -100 basis points parallel changes and +100 basis points are considered, choosing the worst one (hereinafter figures show the result under these scenarios).
-Economic value of equity (EVE) sensitivity
EVE is the difference between the net current value of assets and the net current value of outstanding liabilities in the banking book at a certain point in time. EVE sensitivity is the difference in EVE calculated under a selected scenario and under a base scenario. There can be as many EVE sensitivities as scenarios considered. This metric helps identify long-term risk and it is complementary to NII sensitivity. Scenarios of -100 basis points parallel changes and +100 basis points are considered, choosing the worst one (hereinafter figures show the result under these scenarios).
b) Interest rate models

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Interest rate risk metrics consider the behaviour of financial products under stressed scenarios where uncertainty is common and contractual terms may not be met. We have methodologies that help to explain products' behaviour. Key interest rate risk models are:
-Treatment of liabilities without stated maturity
Our model uses variables such as stable and unstable volumes, the rate of settlement over time and the difference between customer rates and market rates to model non-maturity account balances.
- Pre-payment treatment for certain assets
Pre-payment risk mainly affects fixed-rate mortgages in subsidiaries where contractual rates are low relative to market levels. We model this risk and include it in risk appetite metrics.
c) Structural foreign exchange rate risk/hedging of results
We monitor these activities daily via position measurements, VaR and results.
d) Structural equity risk
We monitor these activities monthly via position measurements, VaR and results.

E. Structural balance sheet risks key metrics
Consistent with previous years, the market risk profile of Santander's balance sheet remained moderated in the first half of 2023 in terms of asset, shareholders’ equity and net interest income volumes.
Each subsidiary's finance division manages its interest rate risk from commercial banking and is responsible for managing structural risk caused by fluctuating interest rates.
We use statistical models to measure interest rate risk and different strategies to manage structural risk with interest rate instruments, such as fixed income bond portfolios and derivative instruments to keep the risk profile within risk appetite.

Structural interest rate risk
Europe
The NII sensitivities of our core balance sheets (Santander Spain and Santander UK) and EVE sensitivity of Santander Spain are usually positive to interest rate increases. In the case of EVE sensitivity for Santander UK, it is usually negative to interest rate increases.
Exposure levels in all countries was moderate in relation to the annual budget and capital levels.
At June 2023, considering the scenarios previously mentioned, the most significant risk of NII sensitivity was in the Euro interest rate curve at EUR 871 million, followed by the British pound at EUR 245 million, the US dollar at EUR 71 million and the Polish zloty at EUR 61 million, all relating to the risk of rate decreases.
Net interest income (NII) sensitivity
% of the total
Others: Portugal and SCF.

The most significant risk in EVE was in the British pound at EUR 359 million and the Polish zloty at EUR 47 million, both relating to the risk of rate increases, followed by the Euro interest rate curve at EUR 144 million and the US dollar at EUR 57 million, both relating to the risk of rate decreases.

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Economic value of equity (EVE) sensitivity
% of the total

Others: Portugal and SCF.

South America
The EVE and NII in our South American balance sheets are usually positioned for interest rate decreases.
In the first half of 2023, exposure levels in all countries was moderate in relation to the annual budget and capital levels.
At the end of June, the most significant risk to NII was located in Brazil (EUR 154 million) and Chile (EUR 84 million).

Net interest income (NII) sensitivity
% of the total
Others: Argentina at June-end, Peru and Uruguay at May-end.

The most significant risk to the EVE, was also in Brazil (EUR 364 million) and Chile (EUR 324 million).

Economic value of equity (EVE) sensitivity
% of the total
Others: Argentina at June-end, Peru and Uruguay at May-end.

North America
The NII of our North American balance sheets usually show positive sensitivities to interest rate increases. In the case of EVE, negative sensitivities to interest rate increases are usually shown.
In the first half of 2023, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June, the most significant risk to NII was mainly in the US (EUR 151 million).

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Net interest income (NII) sensitivity
% of the total

The most significant risk to the EVE was also in the US (EUR 638 million).

Economic value of equity (EVE) sensitivity
% of the total

Structural foreign exchange rate risk/hedging of results
Our structural exchange rate risk is driven by exposures in foreign currencies related to permanent financial investments, their results and related hedges.
Our dynamic management of this risk seeks to limit the impact on the core capital ratio from foreign exchange rate movements. At the end of June 2023, the largest exposures of permanent investments (with their potential impact on equity) were (in order), in US dollars, Brazilian reais, UK pounds sterling, Mexican pesos, Chilean pesos and Polish zlotys. We hedge some of these positions (which are permanent in nature) with foreign exchange-rate derivatives.
The Financial division is responsible for foreign exchange rate risk management, hedging expected results and dividends in subsidiaries where the base currency is not the euro.

Structural equity risk
We hold equity positions in its banking book as equity instruments or equity stakes depending on the percentage owned or control.
We diversified the equity portfolio in the banking book at the end of June 2023 between securities in Spain, China, Morocco, Poland and other countries. Most of the portfolio invests in the finance and insurance industries, and also include real estate.
Structural equity positions have market risk exposure. We calculate VaR for these positions with market price data series or proxies. By the end of June 2023, the VaR at 99% over a one day time horizon was EUR 194 million (EUR 195 and EUR 309 million at the end of 2022 and 2021, respectively).

Structural VaR
A standardised metric such as VaR can be used for monitoring total market risk for the banking book (excluding the trading activity of SCIB). We distinguish fixed income considering interest rates and credit spreads on ALCO portfolios, exchange rate and equities.
In general, structural VaR is not material in terms of our volume of total assets or equity.

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Structural VaR
EUR million. VaR at 99% with one day time horizon.

	2023				2022		2021
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	552.7	599.8	679.7	679.7	664.0	538.5	993.7	1,011.9
Diversification effect	(390.8)	(412.1)	(432.7)	(429.1)	(417.1)	(422.4)	(327.3)	(240.2)
VaR interest rate*	273.3	290.6	314.8	314.8	350.8	304.5	400.7	287.8
VaR exchange rate	477.0	526.0	600.0	600.0	493.4	461.0	600.6	655.2
VaR equities	193.2	195.3	197.6	194.0	236.9	195.4	319.7	309.1
* Includes credit spread VaR on ALCO portfolios.

F.    Pension and actuarial risks

Pension risk
Santander assumes the financial, market, credit and liquidity risks in the assets and investments of defined benefit employee pension funds, as well as the actuarial risks from pension obligations. Our main goal in the pension risk control and management is to identify, measure, monitor, mitigate and disclose all sources of pension risk.
We annually estimate combined losses in assets and liabilities under a stress scenario that includes changes in interest rates, exchange rates, inflation, stock markets, real estate prices and credit spread.
Actuarial risk
Actuarial risk stems from biometric changes in the life expectancy of defined benefit pension scheme beneficiaries; from life insurance holders; unforeseen non-life insurance payments; and unexpected changes in holders' behaviour when filing claims covered in insurance contracts.
We distinguish these actuarial risks:
Life liability risk: risk of loss if fluctuations in risk factors changes the value of pension liabilities:
•Mortality/longevity risk: risk of loss in variations in insured parties' estimated probability of death/survival parties changes the value of liabilities.
•Morbidity risk: risk of loss if insured parties' estimated probability of disability/incapacity changes the value of liabilities.
•Surrender/lapse risk: risk of loss caused by changes in the value of liabilities because of the early termination or changes in policyholders' rights in regard to surrender, extraordinary contributions and/or paid up options.
•Expense risk: risk of loss if an adverse deviation in expected expenses changes the value of liabilities.
•Catastrophe risk: losses if catastrophic events increase pension liabilities.
Non-life liability risk: risk of losses from changes in the value of Santander's non-life benefit liabilities with employees, caused by fluctuations in related risk factors:
•Premium risk: loss from insufficient premiums to pay for claims that might be made in the future.
•Reserve risk: loss from insufficient reserves for unsettled claims, including related costs.
•Catastrophe risk: losses if catastrophic events increase non-life liabilities.
G.    Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
Given the retail nature of the Group, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs.

192	January - June 2023

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets, taking advantage of favourable market conditions. The Group issued in the first half of 2023 €22,560 million of medium- and long-term issues, of which €10,730 million was senior debt, €7,374 million was covered bonds and €4,455 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which €2,955 million was senior non-preferred, €1,500 million was subordinated debt and €0 million was additional Tier 1. Maturities of medium- and long-term debt amounted to €13,175 million in the first semester of 2023, of which €3,550 million was senior debt, €2,232 million was covered bonds, €7,393 million was senior non-preferred, €0 million was subordinated debt and €0 million was additional Tier 1. Additionally, securitizations placed in the market amounted to €6,828 million while maturities followed a similar pattern.
In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped to maintain an appropriate liquidity position.
The main aspects in relation to structural management of liquidity during the first half of 2023 were:
•Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.
Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.
•As of 30 June 2023, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 71% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bond, subordinated debt and additional Tier 1) with a moderately conservative maturity (4.2 years as of 30 June 2023). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.
Excluding securitizations, most medium- and long-term issuance activity has been concentrated on the Eurozone, the UK and The US, with a moderate contribution in the rest of countries.
On 30 June 2023, the Group's structural liquidity surplus stood at €291.0 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€193.5 billion), equities (€16.1 billion) and net lent deposits to central banks and credit entities (€129.7 billion), partially offset by short term funding balance (€48.4 billion).
•High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As a proof of this sound and ample liquidity position, the Group as a whole exhibits both a Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a Net Stable Funding Ratio (NSFR), also well above 100%. Compared with 2022 year-end, neither the LCR nor the NSFR have substantially changed during the first half of 2023.
•Access to wholesale markets for liquidity on the basis of short and long-term ratings.
•Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.
•Moderate use of assets as security for structural balance-sheet funding sources that has not materially changed since the end of 2022.
Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance to Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.
All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that the Group's entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

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ITEM 8. CORPORATE GOVERNANCE
In addition to the second quarter 2023 information disclosed in 'Part 1. Consolidated Directors’ Report—Corporate Governance', the following are other significant corporate governance events occurred during 2023:
Share capital. Amendment of Article 5 of the Bylaws
On 1 February 2023, the board of directors resolved to reduce Banco Santander's share capital in the amount of EUR 170,203,286 by cancelling 340,406,572 of its own shares acquired in the buyback programme carried out between November 2022 and January 2023 as part of the shareholder remuneration charged against 2022 results. The capital reduction, which was approved by the general shareholders' meeting on 1 April 2022, obtained the required ECB’s regulatory approval on 15 March 2023 and was registered in the Commercial Registry of Cantabria on 20 March 2023.
Consequently, Article 5 of the Bylaws was amended to reflect that Banco Santander's share capital has been set at EUR 8,226,997,506, comprising 16,453,995,012 shares that have a nominal value of EUR 0.50 per share, which belong to the same class and have the same rights.
2023 Ordinary general shareholders’ meeting
On 31 March 2023, Banco Santander held its ordinary general shareholders’ meeting on second call at Centro de Formación El Solaruco (Ciudad Grupo Santander), in Boadilla del Monte. Shareholders were able to attend in person and by telematic means.
630,041 shareholders, owning 67.564% of Banco Santander's share capital, attended the general meeting in person or by proxy.
The proposed resolutions submitted by the board to the general meeting were approved with an average of 98.08% of votes in favour, with the resolution approving the corporate management during the 2022 financial year receiving 99.72% of votes in favour. Shareholders confirmed the appointment of the Group's top executives, re-electing Ana Botín as Executive Chair and ratifying Héctor Grisi as CEO, among others.
Full information on the resolutions that were passed at the general meeting can be found on our corporate website (www.santander.com).
Changes in board committees
Gina Díez Barroso joined the responsible banking, sustainability and culture committee on 31 January 2023.

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ITEM 9. OTHER DISCLOSURES

Purchases of equity securities by the issuer and affiliated purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2023:

2023	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs (B)	Euro value of the maximum number of shares (or units) that may yet be purchased under the plans or programs (B)
January	127,007,944	3.04	105,966,627	43,284,247
February	37,475,283	3.35	13,497,139	921,000,000
March	214,435,120	3.36	185,500,000	295,187,184
April	108,615,021	3.39	84,348,953	0
May	13,992,359	3.14
June	25,280,221	3.10
Total	526,805,948		389,312,719

(A) The number of shares purchased does not include securities lending and short positions.
(B) Purchases related to the First and Second 2022 Buyback Programmes. For more information see 'Corporate Governance. Section 2.5 Treasury shares' in Part 1 of our 2022 Form 20-F and note 11 to our interim consolidated financial statements in Part 2 of this report on Form 6-K.
During the first six months of 2023, all purchases and sales of equity securities were made in open-market transactions.

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Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 28 July 2023	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer